

Kontoor Brands, Inc.
Annual Report to Shareholders: 2022



HITTING
OUR STRIDE



Wrangler | Lee



Scott H. Baxter
President,
Chief Executive Officer &
Chair of the Board

STRONG, AGILE AND ENERGIZI



↑5%
ADJUSTED EARNINGS
PER SHARE (EPS)*

$4.49

TO OUR SHAREHOLDERS:

Great brands stand the test of time, staying relevant through changes in consumer preferences, shifting market trends and unprecedented socioeconomic forces. Since the Kontoor Brands spinoff nearly four years ago, we have combined the enduring legacy of our iconic brands with a renewed commitment to growing shareholder value for the long term. I am pleased to report that our strategy is working.

HITTING OUR STRIDE

In 2022, the world's economies suffered the highest rates of inflation in nearly a half-century, raising input costs while eroding consumer spending capacity. China's "zero-COVID" policies and related lockdowns constrained consumer traffic in what is a major growth market for our brands.

Kontoor not only persevered but also progressed in the face of these challenges. We responded with agility to shifting market conditions,

continued to execute our strategy and, as a result, produced strong forward momentum. If 2021 was the year that Kontoor emerged from our post-spinoff transition, then 2022 was the year our growth strategy hit its stride. We transitioned to our Horizon Two strategy, focusing on revenue and margin growth as well as cash flow and optionality to drive our long-term fundamental acceleration.

Despite the external factors, we delivered improved revenue and adjusted EPS. We continued to make investments in our people and our brands as we focused on superior product while enhancing global design, innovation and sustainability, supply chain, talent and culture, and demand creation. Our solid performance allowed us to reward shareholders with a 4 percent dividend increase in the fourth quarter. Total shareholder return since the spinoff was 13 percent, and again, we outperformed our peer group in 2022.

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* All references to earnings per share are presented on a diluted basis. GAAP EPS was $4.31 in 2022. Adjusted EPS was $4.49 in 2022, which excludes the impact of restructuring costs of $10.1 million ($0.18 per share).

WE HAVE AN INCREDIBLE TEAM THAT PLAYS TO WIN—EVEN IN TOUGH TIMES. I AM DEEPLY GRATEFUL FOR THEIR ENERGY, PASSION AND DEDICATION TO KONTOOR."

Although no one can predict when the macroeconomic environment may improve, the pace of inflation has begun to slow and supply chain disruptions have decreased, thus beginning to restore stabilization of the value chain. At the time of this writing, China's economy also appears to be responding favorably to the easing of stringent "zero-COVID" restrictions.

Regardless of these headwinds, we believe Kontoor will be well positioned. Our *Wrangler®* and *Lee®* brands are interwoven with our consumers' lifestyles and should benefit as people return to more normal activities. We have the financial strength to invest in enhancing our core and expanding our categories, geographic reach and distribution. Most importantly, we have an incredible team that plays to win—even in tough times. I am deeply grateful for their energy, passion and dedication to Kontoor, as well as for the commitment and engagement of our shareholders and stakeholders.

BUILDING ON A SOLID PLATFORM

More than ever, I believe the promise we envisioned at the time of Kontoor's spinoff is within our grasp. In Horizon One of our strategic vision, we stabilized the company by improving the balance sheet and cash flow, optimizing our approach to operations, marketing and distribution, revitalizing our brands and putting the right team in place. Now, in Horizon Two, we are vigorously pursuing plans to accelerate long-term growth and value creation.

The ability to control our own destiny is an important competitive advantage for Kontoor's success. Our production capacity is enhanced by our owned near-shore manufacturing sites. This level of control helps us proactively manage our supply chain, limit costs, react quickly to marketplace changes and drive innovation.



ENERGY, PASSION AND DEDICATION





↑6%

$2.6B

2022 TOTAL REVENUE

COLLECTIONS COLLABS AND EXPANSION



The *Lee* x BKc
Western Heritage,
City Vibes

Wrangler
x
PENDLETON

Lee x 🐘🐘🐘
THE BROOKLYN CIRCUS

Wrangler
Reborn

ENERGIZING ICONIC BRANDS

We see exciting opportunities for both *Wrangler* and *Lee* to grow, evolve and become even more integrated into our consumers' culture and mindset. We are listening to our consumers and aligning more closely with their needs and preferences. To energize our brands and position them for the future, we have invested in exciting initiatives, including new and expanded collections, innovative collaborations, category and geographic expansion in key international markets and a more dynamic digital strategy.

We have formed collaborations to bring fresh inspiration to our brands and engage new, diverse audiences. Marking its 75th anniversary this year, *Wrangler* introduced the exclusive *Wrangler* x Fender collection of denim and graphic tees, as well as our second *Wrangler* x Yellowstone collection for men and women, inspired by the Paramount Network series, and a capsule collection with U.S. sportswear label Gant, which explores the intersection of Western and East Coast preppy. In 2022, *Lee* launched a collection with The Brooklyn Circus,

a Black-owned prep wear brand, which celebrates the legacy of Black cowboys and their influence on the culture of the American West. *Lee* also introduced a second collection in collaboration with The Hundreds, a community-based streetwear brand, which combines streetwear aesthetics with heritage *Lee* styles for a fresh and edgy feel.

We enhanced our distribution across multiple channels. A dual *Lee-* and *Wrangler*-branded premium retail concept was introduced in Berlin and will be extended to additional stores in select European markets. We also launched a Retail Excellence initiative in Asia aimed at transforming Kontoor into a world-class retailer, with reformatted stores, improved point-of-sale technologies and enhanced assortments. Our investments to create a better digital experience are paying off, contributing to double-digit growth in our owned e-commerce business for 2022 versus 2021.

/ 05

LIVING OUR COMMITMENT TO SUSTAINABILITY

Our value chain relies on natural resources, a global supply ecosystem, the talent of thousands of employees and the willingness of consumers around the world to engage with our brands. Given our connectedness to people and the world around us, it is imperative that we treat our team members, our stakeholders and our planet with respect, integrity and dignity.

We believe that if you cannot measure it, you cannot manage it. We have set ambitious sustainability goals focused on reducing energy, emissions and water use and advancing workers' basic rights and well-being. Further, we are working with our supply chain partners to adopt our preferred chemistry guidelines that reduce use of chemistry that may contribute to negative environmental impacts or jeopardize worker safety.

I would like to highlight our achievements in water conservation. Our plant in Torreón, Mexico now uses zero percent fresh water in its manufacturing process. This saves approximately 300 million liters of fresh water per year, which is equal to half the annual drinking water consumed

by the city. In 2022, we expanded our water-saving program for fabric construction — *Indigood®* — to additional mills. This flagship program has received industry acclaim for its ability to transform denim production.

In 2022, *Wrangler* expanded its *Rooted Collection*, a line of jeans and tees made in the USA from U.S. farmer-traceable cotton. The collection champions sustainable farming and honors American craftsmanship. *Wrangler Reborn™*, a line of vintage and preloved denimwear, was launched to mark *Wrangler's* 75th anniversary and celebrate the DNA of a cherished brand.

Diversity, Equity and Inclusion (DEI) is a critical component of our talent recruitment and development efforts, marketing programs and interaction with our communities. As a company whose brands reach people around the world, we are striving to serve a more diverse consumer base. This is reflected in our adoption of styles and products that appeal to a wider demographic and collaborations that embrace more diverse cultural influences. We are making solid progress in our DEI strategy and key areas of focus.

"WE WILL CONTINUE TO FOCUS ON ACCELERATING THE GROWTH OF OUR CORE BUSINESS, EXPANDING OUR BRANDS TO NEW CATEGORIES, EXPANDING OUR GEOGRAPHIC PRESENCE AND ENHANCING OUR DISTRIBUTION."

LOOKING AHEAD
WITH CONFIDENCE

I am proud of our team's successful efforts to build a resilient, thriving company with forward momentum. We are optimistic about what is in store and excited to build on what we have achieved so far. We will continue to focus on accelerating the growth of our core business, expanding our brands to new categories, expanding our geographic presence and enhancing our distribution.

I want to conclude by thanking our team members, who have met every challenge and pursued opportunities with tremendous spirit, bold ambition, ingenuity and dedication. I am also deeply grateful to our consumers and customers for making our brands part of their lives, and to our shareholders for entrusting us with their investment. I want to acknowledge the partnership of our Board of Directors. We will continue to work diligently to inspire your confidence.

/ 07

Sincerely,



Scott H. Baxter
President,
Chief Executive Officer &
Chair of the Board

CATALYZING GROWTH



OUR STRATEGY IS WORKING. OUR BRANDS DROVE SOLID MOMENTUM AGAINST OUR GROWTH CATALYSTS, AS THESE 2022 HIGHLIGHTS DEMONSTRATE.



GROW THE CORE

OUTPACING CATEGORY GROWTH

Lee and *Wrangler* **gained U.S. market share*** — a market that accounts for 79 percent of our annual revenues.

DIVERSE PORTFOLIOS

The **brands' diverse portfolios** in denim and non-denim men's bottoms have helped propel success and take advantage of consumers' preferences.

* Source: The NPD Group/Retail Tracking Service. Total Measured Market. Units and Dollar Sales. 12ME December '22.

DIVERSIFY OUR CHANNELS

JOINING FORCES

New business development and partnerships are helping diversify our channels as we reach new consumers and enter more premium channels.

BUILDING E-COMMERCE

We are accelerating strongly and driving new growth through **our owned.com sites**, with increased revenue growth, increased traffic flow and greater social media presence.



EXPAND CATEGORIES

NEW OPTIONS, NEW PLATFORMS

T-shirts for both brands are growing — with Western tees seeing particularly strong momentum — as we unlock new distribution.

Investments in the **outdoor lifestyle and innovation-driven design are generating gains** in our *Wrangler Outdoor* and *Wrangler All Terrain Gear™ (ATG)* products, and we have achieved strong momentum with new female consumers by investing in lifestyle product lines.

SPIRIT OF INNOVATION

Lee's modern performance initiatives focused on Comfort & Fit, with the new *Extreme Series* men's and *Ultra Lux* and *Flex* women's collections. We also announced the 2023 U.S. launch of shirts featuring a technology called phase-change material, first designed by NASA to cool astronauts.

+11%

U.S. REVENUE FOR *LEE* AND *WRANGLER*

EXPAND GEOGRAPHIES

PREMIUM OWNED RETAIL

A dual *Lee-* and *Wrangler*-branded **premium retail concept** was introduced in Berlin and will be extended to additional stores in select European markets.

EXPANDED APAC PRESENCE

We have expanded our presence in our Asia Pacific region, with **new *Lee* store openings in Korea** and **continued retail expansion in India.**



/ 09



CELEBR
FUN



Our milestone anniversary this year marked *Wrangler's* heritage unleashed. We leaned into our 75 years of Western heritage and positioned the brand for accelerated growth with long-time fans as well as new, younger consumers. Mainstream markets and Western trends converged in 2022, providing fertile ground for brand growth. Our year-long celebration of the cowboy spirit — authentic optimism, hard work, open spaces and grit — culminated with the *Wrangler* National Finals Rodeo.

We have invested in the brand in exciting new ways, and it is fueling brand evolution and generating demand.

Our strategy of collaborating with complementary brands is delighting existing and new consumers alike. The Leon Bridges x *Wrangler* collection, for example, is a nod to silhouettes from our iconic archives and Grammy Award-winning Leon Bridges' personal soulful style. Another successful 2022 collaboration was our new *Collegiate Collection,* which launched with The University of Texas and rolled out to more than 30 additional schools.

British model Georgia May Jagger was once again the face of *Wrangler's* Spring/Summer *Heritage* collection, which took on bright colors for 2022.

Wrangler continues to evolve its media mix and make investments across all digital channels. Our global *For the Ride of Life* advertising campaign entered its second year, with a series of short films on YouTube highlighting those who live life to the fullest. Our Western heritage advertising campaign featured photographs shot in Pendleton, Oregon, that showcase the beauty of the West. As part of our anniversary celebration, #Wrangler75 put the spotlight on launches and nostalgia throughout the year. In conjunction with our Live Nation sponsorship, our "75 Days of Summer" sweepstakes microsite offered 75 days of prizes to Lollapalooza in Berlin and the U.S. and Austin City Limits music festivals.

We have seen ongoing momentum from category expansion that has built on the brand's powerful legacy to drive strategic growth — including our outdoor *Wrangler All Terrain Gear (ATG)* collection featuring the



ATING 75 YEARS OF
CTION, INNOVATION
AND FASHION

Four-Way Dimensional Stretch, *Wrangler Angler*™ lines and an extensive selection of tees.

/ 11

Across our endeavors, design and innovation drive *Wrangler* into premium channels, whether our own or retailers'. This is especially true for our female lines, with more design-forward and daring looks, including our best-selling *Modern* collection's printed jeans and novelty archival prints. Western collections like the new *Wrangler* x Pendleton collection, a collaboration with Pendleton Woolen Mills, also gained momentum in premium channels.

#1 BRAND IN JEANS
IN THE U.S. WHOLESALE
MEASURED MARKET*

↑11%

$1.7B

GLOBAL *WRANGLER*
REVENUE

In all that we do, our *We Care Wrangler*® sustainability platform is helping us take steps to reduce the bootprint we make on the planet.

We are excited to build on our heritage as we continue to grow and innovate into our next 75 years.

* Source: The NPD Group/Retail Tracking Service. Total Measured Market. Unit Sales. 12ME December '22.





Lee has always been defined by grit, ambition and originality. In 2022, we delivered a potent new vision of our legendary brand — staying true to the values that have been stitched into *Lee's* heart and soul while expressing a new cultural relevance and creating growth.

12 /

Lee collaborated with like-minded brands to find new communities and to create new experiences. Our storytelling was ignited by casting inspirational, diverse heroes. We innovated with products that anticipated consumer desires and lifestyle needs. And we celebrated legendary denim pieces in true style — as worn by a new generation of creatives who embody the fearless spirit, tenacity and momentum of *Lee*: past, present and future.

Bold collaborations with authentic brands expanded the *Lee* world in 2022, amplifying our storytelling, acquiring new audiences and underscoring our core values. Partnering with Schott NYC, we created a capsule collection in EMEA, with four reworked iconic jacket styles — along with tees and headwear.

THE REBIRTH OF COOL

A partnership with Black-owned prep wear brand The Brooklyn Circus/BKc gave birth to another collaboration, the *Lee* x BKc collection, combining archival *Lee* silhouettes with the unique vision of BKc, in tribute to the history of Black cowboys.

Other initiatives included the *Lee* x Engineered Garments collection in South Korea, a modern interpretation of our Riders icons, and *Lee X-Line* x 7UP collection in China, inspired by racing and skate culture.

To bring our new brand vision to life, we also created standout cultural experiences, including our sponsorship of the Bonnaroo Music & Arts Festival. Our sponsorship included a private cocktail party featuring a performance by singer-songwriter Tai Verdes, a *Lee* x Bonnaroo product capsule and an interactive installation, 'The Original *Lee* Tree', in which attendees created a life-size 'blue willow' with scrap *Lee* denim leaves.

Showcasing a new generation of creative talent, our global marketing campaign, *Lee Originals,* entered

↓1%
$.9B
GLOBAL *LEE* REVENUE

its second year, photographed by Mark Seliger. We amplified the campaign reach through social media and streaming strategies and geo-targeted outdoor placements in major U.S. cities.

/ 13

Innovation goes to the heart of *Lee's* DNA, and we have responded to our consumers' lifestyle changes and a desire for uncompromising fit, comfort and performance with new product line launches, including *Extreme Motion* denim and casuals for men and a new collection for women—*Ultra Lux.*

The newly launched *Lee Archives* vintage shop on lee.com reasserts our legacy—offering pre-owned versions of our legendary *Storm Rider*® jacket for a new generation of *Lee* fans. These efforts are guided by our *For a World That Works*® platform, helping advance our sustainability impact.

At *Lee*, we believe that quality, integrity and the beauty of utility have always been modern. And in an uncertain world, where the accelerated trend cycle ultimately serves no one, the *Lee* brand's fundamental values have never been more fitting.

BOARD OF DIRECTORS

Scott H. Baxter [4]
President, Chief Executive Officer &
Chair of the Board
Kontoor Brands, Inc.

Robert K. Shearer [1, 4]
Lead Independent Director
Former SVP &
Chief Financial Officer
VF Corporation

Kathleen S. Barclay [2, 3]
Former SVP &
Chief Human Resources Officer
The Kroger Co.

Ashley D. Goldsmith [2, 3]
Chief People Officer
Workday, Inc.

Robert M. Lynch [3]
President & Chief Executive Officer
Papa John's International, Inc.

Andrew E. Page [1]
Former Executive Vice President &
Chief Financial Officer
Foot Locker, Inc.

Mark L. Schiller [1]
Former President
The Hain Celestial Group, Inc.

Shelley Stewart, Jr. [1, 2, 4]
Former Chief Procurement Officer
E.I. du Pont de Nemours & Co.

COMMITTEES
OF THE BOARD:

[1] Audit Committee

[2] Nominating and Governance Committee

[3] Talent and Compensation Committee

[4] Strategy and Finance Committee

EXECUTIVE LEADERSHIP TEAM

Scott Baxter
President, Chief Executive Officer &
Chair of the Board

Rustin Welton
Executive Vice President and
Chief Financial Officer

Chris Waldeck
Executive Vice President, Co-Chief
Operating Officer, Global Brand
President, *Lee*

Tom Waldron
Executive Vice President, Co-Chief
Operating Officer, Global Brand
President, *Wrangler*

Mame Annan-Brown
Executive Vice President,
Global Communications,
Public Affairs & ESG, President,
Kontoor Brands Foundation

Thomas L. Doerr, Jr.
Executive Vice President, General
Counsel & Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 001-38854



KONTOOR BRANDS, INC.
(Exact name of registrant as specified in its charter)

North Carolina	**83-2680248**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification number)*

400 N. Elm Street

Greensboro, North Carolina 27401
(Address of principal executive offices)

(336) 332-3400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:		
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**KTB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates of the registrant on July 1, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1,796,000,000 based on the closing price of the registrant's Common Stock on the New York Stock Exchange.

As of February 24, 2023, there were 55,520,900 shares of Common Stock of the registrant outstanding.

Documents Incorporated By Reference:

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 20, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K, which definitive Proxy Statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

KONTOOR BRANDS, INC
Table of Contents

PART I

Special Note On Forward-Looking Statements

Kontoor Brands, Inc. ("Kontoor," the "Company," "we," "us," or "our") has made statements in this Annual Report on Form 10-K that are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections, forecasts or assumptions of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Known or unknown risks, uncertainties and other factors that could cause the actual results of operations or financial condition of Kontoor to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, those described in Item 1A. Risk Factors of this Annual Report on Form 10-K, as such may be amended or supplemented in our subsequently filed Quarterly Reports on Form 10-Q, and the following: macroeconomic conditions, including inflation, rising interest rates, recessionary concerns, distress in global credit markets and foreign currency exchange rates, as well as ongoing global supply chain disruptions, labor challenges, the COVID-19 pandemic and geopolitical events, continue to adversely impact global economic conditions and have had, and may continue to have, a negative impact on the Company's business, results of operations, financial condition and cash flows (including future uncertain impacts); the level of consumer demand for apparel; supply chain and shipping disruptions, which could continue to result in shipping delays, an increase in transportation costs and increased product costs or lost sales; reliance on a small number of large customers; the COVID-19 pandemic continues to negatively affect the Company's business and could continue to result in supply chain disruptions, reduced consumer traffic and purchasing, closed factories and stores, and reduced workforces (including future uncertain effects); intense industry competition; the ability to accurately forecast demand for products; the Company's ability to gauge consumer preferences and product trends, and to respond to constantly changing markets; the Company's ability to maintain the images of its brands; increasing pressure on margins; e-commerce operations through the Company's direct-to-consumer business; the financial difficulty experienced by the retail industry; possible goodwill and other asset impairment; the ability to implement the Company's business strategy; the stability of manufacturing facilities and foreign suppliers; fluctuations in wage rates and the price, availability and quality of raw materials and contracted products; the reliance on a limited number of suppliers for raw material sourcing and the ability to obtain raw materials on a timely basis or in sufficient quantity or quality; disruption to distribution systems; seasonality; unseasonal or severe weather conditions; the Company's and its vendors' ability to maintain the strength and security of information technology systems; the risk that facilities and systems and those of third-party service providers may be vulnerable to and unable to anticipate or detect data security breaches and data or financial loss; ability to properly collect, use, manage and secure consumer and employee data; foreign currency fluctuations; disruption and volatility in the global capital and credit markets and its impact on the Company's ability to obtain short-term or long-term financing on favorable terms; the impact of climate change and related legislative and regulatory responses; legal, regulatory, political and economic risks; changes to trade policy, including tariff and import/export regulations; compliance with anti-bribery, anti-corruption and anti-money laundering laws by the Company and third-party suppliers and manufacturers; changes in tax laws and liabilities; the costs of compliance with or the violation of national, state and local laws and regulations for environmental, consumer protection, employment, privacy, safety and other matters; continuity of members of management; labor relations; the ability to protect trademarks and other intellectual property rights; the ability of the Company's licensees to generate expected sales and maintain the value of the Company's brands; the Company maintaining satisfactory credit ratings; restrictions on the Company's business relating to its debt obligations; volatility in the price and trading volume of the Company's common stock; anti-takeover provisions in the Company's organizational documents; and fluctuations in the amount and frequency of our share repurchases. Many of the foregoing risks and uncertainties will be exacerbated by any continued worsening of the global business and economic environment.

Our forward-looking statements are based on our beliefs and assumptions using information available at the time the statements are made. We caution the reader not to place undue reliance on our forward-looking statements as (i) these statements are neither a prediction nor a guarantee of future events or circumstances and (ii) the assumptions, beliefs, expectations and projections about future events may differ materially from actual results. We undertake no obligation to update any of these forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results or revised expectations, except to the extent required by law.

Where You Can Find More Information

All periodic and current reports, registration statements and other filings that Kontoor has filed or furnished to the Securities and Exchange Commission ("SEC"), including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge from the SEC's website (www.sec.gov). Our SEC filings are also available on our corporate website at www.kontoorbrands.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained therein or connected thereto is not incorporated in this Annual Report on Form 10-K.

The following corporate governance documents can be accessed on our corporate website: Corporate Governance Principles, Code of Business Conduct and the charters of our Audit Committee, Talent and Compensation Committee and Nominating and

Governance Committee. Copies of these documents also may be obtained by any shareholder free of charge upon written request to the Corporate Secretary, Kontoor Brands Inc., 400 N. Elm Street, Greensboro, NC 27401.

After our 2023 Annual Meeting of Shareholders, we intend to file with the New York Stock Exchange ("NYSE") the certification regarding our compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12. Last year, we filed this certification with the NYSE on April 25, 2022.

ITEM 1. BUSINESS.

Overview

Kontoor Brands, Inc. (collectively with its subsidiaries, "Kontoor," the "Company," "we," "us" or "our") is a global lifestyle apparel company, with a portfolio led by two of the world's most iconic consumer brands: *Wrangler*® and *Lee*®. The Company designs, produces, procures, markets, distributes and licenses apparel, footwear and accessories, primarily under the brand names *Wrangler*® and *Lee*®. The Company's products are sold in the United States ("U.S.") through mass merchants, specialty stores, mid-tier and traditional department stores, company-operated stores and online. The Company's products are also sold internationally, primarily in the Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC") regions, through department, specialty, company-operated, concession retail and independently-operated partnership stores and online.

Kontoor is headquartered in the U.S. with a presence in over 70 countries. Our primary brands, *Wrangler*® and *Lee*®, benefit from heritages spanning over 200 combined years. During 2022, we sold approximately 157 million units of apparel across all brands. We sell our products primarily through our established wholesale and expanding digital ecosystems, supplemented through our branded brick & mortar locations. We benefit from strong relationships with many of our customers who we believe depend on our ability to reliably and timely replenish our high-volume products.

We focus on continuously improving the most important elements of our products, which include fit, fabric, finish and overall construction, while continuing to provide our products to consumers at attractive price points. We leverage innovation and design advancements as well as our unique brand heritages to create products that meet our consumers' needs.

The Company operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. For presentation purposes herein, all references to periods ended December 2022, December 2021 and December 2020 correspond to the 52-week fiscal years ended December 31, 2022 and January 1, 2022 and the 53-week fiscal year ended January 2, 2021, respectively.

Macroeconomic Environment and Other Recent Developments

Macroeconomic conditions, including inflation, rising interest rates, recessionary concerns, distress in global credit markets and foreign currency exchange rates, as well as ongoing supply chain disruptions, labor challenges and the COVID-19 pandemic, continue to adversely impact global economic conditions, as well as the Company's operations. We do not have significant operations in Russia or Ukraine, and exited our distribution arrangement in Russia in 2022. However, the conflict between Russia and Ukraine continues to cause disruption in the surrounding areas and greater uncertainty in the global economy.

Inflationary pressures increased key input costs and softened consumer demand beginning late in the second quarter of 2022 and continued through the second half of 2022. The rise in interest rates during the second half of 2022 also contributed to reduced consumer discretionary spending, resulting in retailer actions to reduce their inventory levels which negatively impacted our sales, primarily during the third quarter of 2022.

We continued to experience delays in product and raw material availability into the first half of 2022 due largely to global supply chain disruptions, driven in part by port congestion and transportation delays, and incurred transitory costs, including air freight to expedite shipments to meet customer demand. Many global supply chain disruptions became less prevalent during the second half compared to the first half of 2022. Accordingly, we were able to reduce our use of air freight, but experienced increases in other input costs, including ocean freight.

We experienced store closures, disruptions in distribution and restrictions on consumer mobility in certain regions of China during 2022 due to COVID-19 and related restrictions, which had a significant impact on sales and operations in APAC. We took actions to manage these impacts including the expansion of our credit lines in the region during the second quarter of 2022 to ensure sufficient liquidity.

All of the above factors contributed to increased inventory levels, primarily in core product. This increase was most significant in the third quarter of 2022. To manage inventory, we adjusted receipts on sourced goods and took downtime in our internal manufacturing facilities in the fourth quarter of 2022. These conditions drove higher provisions for inventory losses in 2022 compared to the prior year. We continue to work with our customers and vendors to meet ongoing demand and minimize supply chain impacts.

While we anticipate continued macroeconomic uncertainty during 2023, we believe that we are appropriately positioned to successfully manage through known operational challenges. We continue to closely monitor macroeconomic conditions, including consumer behavior and the impact of these factors on consumer demand and our business.

Corporate Information

Our principal executive offices are located at 400 N. Elm Street, Greensboro, North Carolina 27401 and our telephone number is 336-332-3400. Our website is www.kontoorbrands.com. Our website and the information contained therein or connected thereto is not incorporated in this Annual Report on Form 10-K.

Our Competitive Strengths

- *Iconic Brands With Significant Global Scale*

The *Wrangler*® and *Lee*® brands are steeped in rich heritage and authenticity, with 76 years and 134 years of history, respectively, and have an established global presence in the apparel market. Products bearing our brands are sold in more than 70 countries, and we believe they have strong consumer connectivity worldwide. We market our brands and products to highlight their differentiated position and product attributes. We sit at the center of cultural moments and cater broadly to customers through our global and regional licensed collaborations, such as Yellowstone, The Brooklyn Circus, The Hundreds, Pendleton, Leon Bridges, Fender, Billabong, among others, as well as participation in festivals such as Lollapalooza, Bonnaroo and Austin City Limits. We strive to maximize our consumer reach by leveraging each brand's best practices to drive growth across product categories and expand our overall net revenues and earnings profile.

- *Deep Relationships With Leading Global Brick & Mortar and E-Commerce Retailers*

We have developed long-term relationships with many leading global brick & mortar and e-commerce retailers, including Amazon, Kohl's, Target and Walmart, whom we believe rely on our iconic brands, leading product quality and value, and innovation to address evolving consumer needs in our product categories. We foster close and long-standing relationships with our wholesale customers, having partnered with each of our top three brick & mortar wholesale customers for over 30 years and with Amazon for over 15 years. Our rich global heritage across both the *Wrangler*® and *Lee*® brands also supports strong positions in growing markets, such as in the U.S. Western specialty channel and with leading retailers in China. By fostering these relationships, we have become an important vendor for many of our customers and have built leading category positions, which in turn supports the availability of our brands to consumers and our ability to introduce new products and categories. We also endeavor to provide sophisticated logistics, planning, and merchandising expertise to support our customers, which we believe enables a level of insight that builds more integrated customer relationships.

- *Integrated Supply Chain Built to Support Volume and Replenishment*

We are continually refining our supply chain to maximize efficiency and reinforce our reputation of reliability with our customers. Through our vertically integrated supply chain, we manufacture, source and distribute a significant quantity of high-volume apparel products that are frequently replenished by our retail partners. Our product procurement and distribution strategies, combined with our internal manufacturing facilities and retail floor space management programs, create increased operating flexibility. Our supply chain is built to support large volumes and to meet customer needs while balancing cost and operational requirements. Our internal manufacturing facilities are all located in the Western Hemisphere where their proximity to our primary markets enables us to deliver inventory in a consistent and timely manner. We also have established global third-party sourcing and distribution networks that we leverage across product categories and various regions. We currently have three technical service centers located in North Carolina, South China and Bangladesh. We believe our flexible and balanced approach to manufacturing and distribution allows us to better manage our production needs and to support expanded digital distribution. Additionally, we expect to further leverage our new global enterprise resource planning ("ERP") system to deliver global cost savings, reduce complexity in our supply chain, create better inventory management and improve our speed in the market.

- *Highly Experienced Management Team and Board of Directors*

We have a highly experienced senior management team that continuously demonstrates an unwavering commitment to our employees, our shareholders and our business. Drawing on the management team's deep industry knowledge and diverse perspectives, they have helped navigate our business through unprecedented challenges spurred by a global pandemic, while simultaneously evolving our purpose-led strategies with agility and flexibility. As we continue our transformational period focused on catalyzing growth for our global brands, we believe our management team and Board of Directors will continue to drive the success of our company.

- *Resilient Business Model That Delivers Consistent Results*

Our business has historically generated consistent margins and strong cash flows due to our global reach, leading market positions, deep customer relationships, and the vertical integration of our supply chain. We believe we offer high product value and quality to our consumers, who respond to our value proposition by consistently purchasing our products over time. Our strong margin profile combined with our diligent approach to operational excellence and capital management have produced meaningful cash flows. We believe our consistent financial results will provide us with the opportunity to consistently invest in our business and deploy a multi-faceted capital allocation strategy. Despite the macroeconomic pressures faced by the Company in recent years, we have been resilient. We responded with agility to shifting market conditions, continued to produce forward momentum and transitioned to our Horizon 2 strategy discussed below, focusing on cash flow, optionality and revenue and margin growth to drive long-term acceleration.

Our Strategies

Our management team continues to focus on the long-term strategic initiatives we introduced in 2019, when we became a standalone public company.

During Horizon 1, or the first 18-24 months as a standalone public company, we established a healthier foundation for profitable growth. This was supported by streamlining our global operations, migrating to a new technology platform, enhancing gross margin through improving quality of sales and de-levering our balance sheet.

We are now in Horizon 2, which is focused on driving brand growth and delivering long-term value to our stakeholders including our consumers, customers, shareholders, suppliers and the communities where we do business around the world. We are focused on the following four areas that we believe will catalyze profitable revenue growth in the future:

- *Enhance and Accelerate Our Core U.S. Wholesale Business*

We are focused on continuing to enhance the global strength of our brands, improve operating efficiency and increase the overall demand for our products. Within our largest market and channel, we are pursuing strategies to support and grow market share in existing distribution with leading retailers, drive business opportunities in new channels, such as premium, specialty and sporting goods, as well as accelerate complementary categories.

- *Diversify Our Product Mix Through Category Extensions, Including Outdoor, Workwear and T-shirts*

We continue to enhance our existing product assortment, broaden our product offering and expand into adjacent product categories, with a focus on outdoor, workwear and t-shirts. Within outdoor, we are bringing to market new product innovation platforms such as collections from *All Terrain Gear by Wrangler*™ and *Wrangler Angler*™. Within workwear, we are leveraging our strong brand equity and innovation platforms to enter new markets and categories. And in t-shirts, we are focusing our efforts across logo, lifestyle and licensed/collaboration content. Successful execution of our product expansion strategies should broaden the appeal of our brands and products to new consumers and ultimately drive the overall net revenues of the business.

- *Expand Our Reach Around the Globe, Prioritizing Opportunities Within the China and Europe Regions*

We continue to pursue opportunities to expand the distribution of our products with new and existing customers internationally. In Asia, we launched a retail excellence initiative with reformatted stores, improved point of sale technologies and enhanced assortments. In Europe, we are refining our strategy to become more consumer-centric in addressing how and where our customers want to purchase our products, such as the introduction of a dual-branded *Lee*® and *Wrangler*® premium retail concept in Berlin in 2022 with plans to extend to additional stores in select European markets. To support our growth initiatives, we approved plans during the third quarter of 2022 to globalize our operating model and relocate our European headquarters to Geneva, Switzerland. *Wrangler*®, which is currently approximately 90% U.S. domestic, has many international growth opportunities, particularly in China and Europe.

- *Elevate Our Direct Connection With Consumers Through Channel Expansion, Focused on Evolving the Company's Direct-to-consumer and Digital Ecosystem*

We are leveraging our leading brand positions to increase our digital penetration with our own e-commerce websites as well as major global retail partners, as we continue to evolve our digital ecosystem. We are making progress towards these objectives through amplified investments in advanced data analytics capabilities and unlocking new value through our global ERP infrastructure. In addition, we are stepping up our investment in accretive enablers, such as product and design, innovation, supply chain, talent and culture and demand creation.

Our Business Segment Information

Our two reportable segments are *Wrangler*® and *Lee*®, which primarily include sales of branded products, along with various sub-brands and collections as discussed under each brand below. In addition, we present an Other category for purposes of reconciliation of reportable segment net revenues and profits to the Company's consolidated operating results, but the Other category is not considered a reportable segment. See below for additional information on the brands, channels of distribution and geographies included in each segment.

- *Wrangler*

Wrangler® is an iconic American heritage brand rooted in the western lifestyle, with 76 years of history offering denim, apparel, and accessories for adults and children. *Wrangler*® branded products are available through wholesale arrangements with mass and mid-tier retailers, specialty stores, department stores, independently-operated partnership stores, and e-commerce platforms, as well as through our Company-operated retail stores and websites. *Wrangler*® branded products are available in the U.S., Canada and Mexico, the United Kingdom and continental Europe, the Middle East, China, and through licensees across Australia, Asia, Africa, Central and South America, Europe and India. We offer multiple sub-brands and collections within the *Wrangler*® brand to target specific consumer demographics and consumer end-users, including: *20X*®, *Aura from the Women at Wrangler*®, *Cowboy Cut*®, *Premium Patch*®, *Riggs Workwear*®, *Rock 47*®, *Rustler*®, *Wrangler Retro*®, *Wrangler Rugged Wear*®, *All Terrain Gear by Wrangler*™ and *Wrangler Angler*™.

- *Lee*

Lee® is an iconic American denim and apparel brand, with 134 years of heritage and authenticity. *Lee*® collections include a uniquely styled range of jeans, pants, shirts, shorts and jackets for adults and children. The *Lee*® brand delivers trend-forward styles with exceptional fit and comfort through innovative fabric solutions and advanced design technology. *Lee*® branded products are distributed domestically and internationally through the wholesale channel including department stores, mass merchants, specialty stores, independently-operated partnership stores, and e-commerce platforms, as well as through our Company-operated retail stores and websites. *Lee*® branded products are available in the U.S., Canada, Mexico, the United Kingdom and continental Europe, the Middle East, China, and through licensees across Australia, Asia, Africa, Central and South America, Europe and India. The *Lee*® brand offers multiple sub-brands and collections, making it attractive for a broader consumer base, including: *Lee101*™, *Riders*® *by Lee*® *Indigo, Performance Series*™ and *Vintage Modern*™.

- *Other*

Other primarily includes other revenue sources, including sales and licensing of *Rock & Republic*® apparel. *Rock & Republic*® is a premium apparel brand and is marketed to consumers as a modern and active lifestyle brand. We distribute the brand in the U.S. and Canada by leveraging our retail and e-commerce relationships. Other also included sales of third-party branded merchandise at company-owned outlet stores through the first quarter of 2021.

Distribution Channels and Customers

Our distribution channels include U.S. Wholesale, Non-U.S. Wholesale, Direct-to-Consumer and Other.

- *U.S. Wholesale*

The U.S. Wholesale channel is our largest distribution channel and accounted for approximately 72% of our net revenues in 2022. Within this channel, our *Wrangler*® and *Lee*® branded products are marketed and sold by mass and mid-tier retailers, specialty stores including western specialty retail, department stores and retailer-owned and third-party e-commerce sites. This channel also includes revenues related to *Rock & Republic*® products sold in the U.S. A portion of our U.S. Wholesale net revenue is attributable to digital sales from our wholesale partners' websites, third-party e-commerce platforms such as Amazon, and other pure-play digital retailers. Third-party e-commerce platforms and pure-play digital retailers are a growing and important portion of this channel.

Our mass merchant customers include national retailers such as Target and Walmart, as well as various regional retail partners. Our mid-tier and traditional department store customers include national retailers such as Kohl's and Nordstrom as well as other retail partners. The specialty store channel, which includes revenue from *Wrangler*® *Riggs Workwear*® and *Wrangler*® *Western* branded products, consists primarily of national accounts such as Boot Barn, Cavender's and Tractor Supply Company as well as upscale modern specialty stores.

We foster close and longstanding relationships with our wholesale customers, having partnered with each of our top three brick & mortar wholesale customers for over 30 years. In addition, we engage in an active dialogue with many of our key wholesale customers and receive proprietary insights about how our products are performing on a timely basis. Our brands' top U.S. Wholesale customers include Amazon, Kohl's, Target and Walmart.

In addition, a small portion of sales in our U.S. Wholesale channel are from domestic licensing arrangements where we receive royalties based on a percentage of the licensed products' net revenues. Most of the agreements provide for a minimum royalty requirement. See "Licensing Arrangements" herein for more information.

- *Non-U.S. Wholesale*

The Non-U.S. Wholesale channel represents the majority of our international business and accounted for approximately 17% of our net revenues in 2022. The majority of the *Wrangler*® and *Lee*® international product business is located in EMEA and APAC, where we sell our products directly to our department store and specialty store wholesale customers, and indirectly through our distribution and license relationships. This channel also includes revenues related to *Rock & Republic*® products sold in Canada. In Canada and Mexico, our products are marketed through mass merchants, department stores and specialty stores. Additionally, our Non-U.S. Wholesale channel includes non-U.S. sales on digital platforms operated by our wholesale customers, as well as sales in partnership stores located across EMEA, APAC and South America. Partnership stores are owned and operated by our licensees, distributors and other independent parties. They are retail locations selling our *Wrangler*® and *Lee*® branded products that have the appearance of Kontoor-operated stores, and as such represent an important vehicle for presenting our brands to international consumers. Similar to the U.S. Wholesale channel, we use proprietary insights from our wholesale customers to strategically refine our products and adjust our go-to-market approach.

Geographically, our net revenue in EMEA is concentrated in developed markets such as France, Germany, Italy, Poland, Scandinavia, Spain and the United Kingdom. We access the APAC market primarily through our business in China. Canada is the largest international market for *Wrangler*® branded products, while China is the largest international market for *Lee*® branded products.

In addition, a small portion of sales in our Non-U.S. Wholesale channel are from international licensing arrangements where we receive royalties based on a percentage of the licensed products' net revenues. Most of the agreements provide for a minimum royalty requirement. See "Licensing Arrangements" herein for more information.

- ***Direct-to-Consumer***

Our Direct-to-Consumer channel accounted for approximately 11% of our net revenues in 2022 and represents the distribution of our products via our *Wrangler*® and *Lee*® branded full-price stores and Company-operated outlet stores globally, as well as digital sales generated globally from our own websites, including www.wrangler.com and www.lee.com, and concession retail locations internationally.

The Direct-to-Consumer channel allows us to achieve the fullest expression of our brands by displaying our product lines in a manner that supports the brands' positioning, providing an in-store and online user experience that enables us to address the needs and preferences of our consumers.

As of December 31, 2022, we had 26 Company-operated full-price *Wrangler*® and *Lee*® branded retail stores, which are located in Asia, Europe and the U.S. They include both mono-brand stores, which exclusively carry either *Wrangler*® or *Lee*® branded products, and dual-brand stores, which carry both *Wrangler*® and *Lee*® branded products. We also had 51 Company-operated outlet and clearance centers as of December 31, 2022, primarily our *Lee Wrangler Outlet*™ and *Lee Wrangler Clearance Center*™ retail stores located in the U.S., as well as locations in Europe and Mexico.

As of December 31, 2022, we had 176 concession retail and outlet stores in Europe and Asia. Under a typical concession arrangement, we have a dedicated sales area, pay a concession fee for use of the space based on a percentage of retail sales and, in many cases, manage staffing for operation of the sales area. The concession model provides dedicated sales areas for our brands and helps differentiate and enhance the presentation of our products, generally without incurring the full overhead of opening a separate store.

We continue to prioritize serving our customers through digital platforms that enhance the user experience and drive customer interaction in digital and physical environments. Digitally-enabled transactions generated from our own websites represent a growing portion of our net revenues, and help elevate the connection consumers have with our brands. *Wrangler*® and *Lee*® branded products are currently available through our own websites in 15 countries.

- ***Other***

Other included sales of third-party branded merchandise at company-owned outlet stores through the first quarter of 2021.

Licensing Arrangements

We seek to maximize our brands' market penetration and consumer reach by entering into licensing agreements with independent parties. Pursuant to these licensing agreements, we typically grant our licensing partner an exclusive or non-exclusive license to use one or more of our brands in connection with specific licensed categories of products in specific geographic regions. Our licensing partners leverage the strength of our brands and our customer relationships to sell products in their licensed categories and geographic regions. We currently have licensing agreements in categories including jeanswear, casual apparel, workwear, belts, footwear, small leather goods, headwear, socks, home décor, luggage, bags, watches, eyewear and cold weather accessories.

We retain oversight and approvals of the design, quality control, advertising, marketing and distribution of licensed products to help maintain our brand and product quality standards. License agreements are for fixed terms of typically two to five years. Each licensee pays royalties based on its sales of licensed products, with the majority of agreements requiring a minimum royalty payment. Licensing net revenue was $32.5 million in 2022.

Design, Product Development and Innovation

The design, product development and innovation teams work together to deliver our brands' product strategy, combining extensive experience and know-how to create a unique product combination of world-class value, quality and styling for our customers and consumers. We design and develop products globally, with key functions in the U.S. and Hong Kong. These creative teams collaborate with the merchandising, marketing, planning, consumer insights and executive teams to ensure the product delivers against brand positioning, value, customer and consumer needs and sustainability requirements. We have two primary selling seasons, Spring/Summer and Fall/Winter, although some product lines are offered more frequently.

In addition to our global design and product development functions, we operate an innovation center in Greensboro, North Carolina. Research for advanced product technology takes place in our material science lab. The research focus includes raw materials, garment construction, laser processing and wash-finishing advancements. This location is staffed with dedicated scientists and engineers who leverage consumer insights to create new products and material technologies, enhance attributes of existing products and improve manufacturing techniques. Our innovation network is integral to our design approach and long-term growth, allowing us to evolve and deliver product experiences that meet our consumer needs.

Manufacturing, Sourcing and Distribution

Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing and distribution of products to our customers. We believe we have developed a high degree of expertise in managing the complexities associated with a global supply chain. During 2022, we produced or sourced approximately 175 million units of apparel. Our supply chain employs a centralized leadership model with localized regional expertise. Within our internal manufacturing facilities, we innovate and design proprietary equipment to drive our production output and capabilities. We focus on engineering and efficiency, which we believe provides an ongoing competitive advantage in our internal manufacturing facilities. We leverage our manufacturing expertise in our sourcing operations, where we have developed longstanding relationships with third-party contract manufacturers and distributors. We believe this manufacturing and sourcing approach, coupled with strategic inventory and retail floor space management programs with many of our major retail customers, gives us operational flexibility as we continue to expand our distribution.

We continued to experience delays in product and raw material availability into the first half of 2022 due largely to global supply chain disruptions, driven in part by port congestion and transportation delays, and incurred transitory costs, including air freight to expedite shipments to meet customer demand. Many global supply chain disruptions became less prevalent during the second half compared to the first half of 2022, but certain macroeconomic conditions contributed to higher inventory levels. Accordingly, we adjusted receipts on sourced goods and took downtime in our internal manufacturing facilities in the fourth quarter of 2022 to manage inventory. We continue to work with our customers and vendors to meet ongoing demand and minimize supply chain impacts.

- *Sourcing and Manufacturing*

We believe the combination of our internal manufacturing and contract manufacturing across different geographic regions provides a well-balanced, flexible approach to product procurement. Within our own manufacturing facilities, we purchase raw materials from numerous U.S. and international suppliers to meet our production needs. Raw materials include products made from cotton, polyester, spandex and lycra blends, as well as thread and trim (such as product identification, buttons, zippers and snaps). Fixed price commitments for fabric and certain supplies are typically set on a quarterly basis for the next quarter's purchases. No single supplier represents more than 10% of our total cost of goods sold. We operate global sourcing hubs, which are responsible for managing contract manufacturing and procurement of product, including supplier oversight, product quality assurance, sustainability within the supply chain, responsible sourcing, and transportation and shipping functions.

We operate ten manufacturing facilities, comprised of seven owned facilities in Mexico and three leased facilities in Nicaragua. We also source products from approximately 225 contract manufacturing facilities in 19 countries. During 2022, approximately 31% of our units were manufactured in our internal manufacturing facilities, and approximately 69% were sourced from contract manufacturers. Products obtained from contractors in the Western Hemisphere frequently have a higher cost than products obtained from contractors in Asia. However, internal manufacturing combined with contracting in the Western Hemisphere gives us greater flexibility, shorter lead times and allows for enhanced inventory management in the U.S. market. In making decisions about the location of manufacturing operations and suppliers, we consider several factors including the raw material source, the market the product will be sold in, production lead times, duties and tariffs, product cost, product complexity and the ability to pursue upside demand. Additionally, we continually monitor risks and developments related to duties, tariffs, quotas and other factors and we often manufacture and source products from countries with tariff preferences and free trade agreements.

- *Distribution*

Products are shipped from our contract manufacturers and internal manufacturing facilities to distribution centers around the world. We directly operate our domestic distribution centers and we carefully select third-party logistic providers to partner with as needed in certain regions, primarily in EMEA and APAC. All of our distribution centers are strategically located to provide speed and service to our consumers at the most efficient cost possible. Additionally, our established long-term third-party distribution relationships ensure maximum capacity, connectivity, responsiveness and overall service coverage around the globe. In international markets where we do not have brick & mortar or wholesale operations, our products are often marketed through our distributors, agents and licensees.

Inventory Management

Inventory management is key to the cash flows and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the delivery requirements of our customers, which requires close coordination with our customers. For new product introductions, which often require large initial launch shipments, we may commence production before receiving orders for those products. Key areas of focus include added discipline around the purchasing of product, inventory optimization and channel placement, as well as better planning and execution in disposition of excess inventory through our various channels. Our inventory strategy is focused on continuing to meet consumer demand, while improving our inventory efficiency over the long-term through the recent implementation of the Company's global ERP system and inventory optimization tools. Reduced consumer discretionary spending and the negative impact on our sales has resulted in increased inventory levels, primarily in core product. The Company is taking proactive measures to manage our inventory.

Advertising and Customer Support

Our advertising and marketing efforts focus on differentiating our brands' positioning and highlighting our product qualities. We are focused on creating globally unified brand messages with appropriate regional nuances in order to maximize our brand recognition, and drive brand demand from initial end consumer awareness to long-term loyalty. By utilizing global heads of marketing, we continue to develop integrated, multi-channel marketing strategies designed to effectively reach the target consumers of each of our brands. We pursue this strategy through our use of a variety of media channels and other public endorsements, including traditional media such as television, print and radio, as well as digital media channels such as display, online video, social media, live streaming, paid search and influencers. We leverage marketing analytics to optimize the impact of advertising and promotional spending, and to identify the types of spending that provide the greatest return on our marketing investments. Our strategy also includes collaborating with other influential brands and developing new advertising campaigns that drive consumer awareness and brand equity.

We also participate in cooperative advertising on a shared cost basis with major retailers in print and digital media, radio and television. We generally provide advertising support to our wholesale customers in the form of point-of-sale fixtures and signage to enhance the presentation and brand image of our products. Our websites, www.wrangler.com, www.lee.com and corresponding regional websites, enhance consumer understanding of our brands and help consumers find and buy our products. We employ a support team for each brand that is responsible for customer service at the consumer level as well as a sales force that manages our customer relationships.

Seasonality

Our operating results are generally subject to some variability due to seasonality, with net revenues typically being slightly higher during the back-to-school and holiday shopping seasons. This limited variation results primarily from the differences in seasonal influences on revenues between our *Wrangler*® and *Lee*® segments. With changes in our mix of business and the growth of our direct-to-consumer operations, historical quarterly revenue and profit trends may not be indicative of future trends. Working capital requirements vary throughout the year. Working capital typically increases early in the year as inventory builds to support peak shipping periods and then moderates later in the year as those inventories are sold and accounts receivable are collected. Cash provided by operating activities is usually substantially higher in the second half of the year due to higher net income during that period and reduced working capital requirements. However, during the second half of 2022, reduced consumer discretionary spending and the negative impact on our sales drove higher inventory levels, resulting in increased working capital. The Company is taking proactive measures to manage working capital.

Competition

The apparel industry is highly competitive, highly fragmented and characterized by low barriers to entry with many local, regional and global competitors. We compete in the apparel and accessories sector by leveraging our brands, scale and ability to develop high-quality, innovative products at competitive prices that meet consumer needs.

Our primary branded competitors are large, globally focused apparel companies that also participate in a variety of categories, including, but not limited to, athletic wear, denim, exclusive or private labels, casual lifestyle apparel, outerwear and workwear. A select list of key competitors includes Calvin Klein, Carhartt, Columbia, Diesel, Guess, Levi's and Tommy Hilfiger. Additionally, we see a large and growing offering from private label apparel created for retailers such as Amazon, Target, Walmart and Kohl's.

Intellectual Property

Trademarks, trade names, patents and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of our products, and are important to our continued success. We have registered our intellectual property in the U.S. and in other countries where our products are manufactured and/or sold. In particular, our trademark portfolio consists of over 8,100 trademark registrations and applications in the U.S. and other countries around the world, including U.S. and foreign trademark registrations for our two key brands, *Wrangler*® and *Lee*®. Although the laws vary by jurisdiction, in general, trademarks remain valid and enforceable provided that the marks are used in connection with the related products and services and the required registration renewals are filed. Typically, trademark registrations can be renewed indefinitely as long as the trademarks are in use. We also place high importance on product innovation and design, and a number of these innovations and designs are the subject of patents. However, we do not regard any segment of our business as being dependent upon any single patent or group of related patents.

Human Capital

We understand that our greatest asset is our global employee base. As of December 31, 2022, we had approximately 14,400 employees worldwide. Geographically, approximately 1,100 employees are located in APAC, approximately 600 are located in EMEA, approximately 9,800 are located in Latin America and Mexico, primarily supporting our manufacturing facilities, and approximately 2,900 are located in the U.S. In international markets, a significant percentage of employees are covered by trade sponsored or governmental bargaining arrangements. Employee relations are considered to be good.

Supported by a leadership team that fosters a culture of collaboration, performance and entrepreneurial spirit, our employees are dedicated to harnessing design, innovation and sustainable practices to create apparel that meets the needs of our customers today, while also igniting interest from the next generation of consumers. With pride in our rich heritage and an eye toward ongoing business success, our employees embody a high-performance culture that makes Kontoor an employer of choice in the apparel industry. We are dedicated to putting our purpose, mission and values at the forefront of everything we do.

- *Diversity, Equity and Inclusion*

We believe that diversity, equity and inclusion ("DEI") are key enablers to a culture that empowers us to work with passion and confidence, shaping our brand and future. Our DEI efforts continue to evolve and strengthen with the addition of a Chief Diversity Officer and a new DEI team in 2022. The team is anchoring their work with three strategic initiatives: increasing representation, ensuring equity and fostering inclusion.

Our Kontoor DEI commitments include creating a global workforce of high-performing teams that both unlocks our individual uniqueness and harnesses our collaborative talents, ensuring an equitable environment that attracts and promotes a diverse workforce, and fostering inclusivity, ensuring employees feel they can bring their whole selves to work.

We continue to provide employees with resources that integrate inclusion and diversity into our learning culture and philosophy. This year, we launched our Inclusion Tech Pack, a resource which provides a framework to discuss inclusion within teams and reinforce our inclusion principles of trust, belonging, empowerment and communication.

Our employee resource groups (ERGs) are voluntary, employee-led groups that foster diversity of thought, and have sponsored many events that have educated and connected us, such as Juneteenth and Pride month celebrations. We continue to expand the reach of our ERGs in other regions across the globe.

- *Workplace Health & Safety*

We consider health and safety as core values in all our operations. We do not jeopardize the well-being of our employees, contractors or supply chain partners to complete any tasks, projects or other priorities. We believe that all the people involved in the development of our products are our most important assets; therefore, we have created and implemented strong health and safety policies and procedures that go beyond the governmental standards. Our operations have an Occupational Safety and Health Administration recordable incident rate ("RIR") significantly below the average RIR of our industry; however, we strive to reach zero injuries.

Social Responsibility, Community Outreach and Sustainability

We are a purpose-led organization and are committed to environmental sustainability, labor welfare and community development, not only because today's consumers demand the highest standards from the brands they utilize, but because we believe these values are consistent with what our brands represent and are the right thing to do to enhance global welfare. Corporate sustainability and responsibility is an important priority for the Company and the Board of Directors. The Board of Directors is responsible for promoting the exercise of responsible corporate citizenship and monitoring adherence to Kontoor's standards. The Nominating and Governance Committee reviews and evaluates our strategies, programs, policies and practices relating to environmental, social and governance issues and impacts to support the sustainable and responsible growth of our business. Kontoor believes that in order to grow as a Company, it has a responsibility to help improve the well-being of its communities. Kontoor articulates its commitments to corporate sustainability and responsibility in its Code of Conduct which can be found on our website at www.kontoorbrands.com.

Our sustainability strategy is built on innovation, design and sustainable performance, underscoring our commitment to inspire people to live with passion and confidence. We believe that sustainability translates to the dynamic process of continual improvement for people, for our product and for the planet. The Company issued its most recent sustainability report in December 2021, which was our first report prepared in accordance with the Global Reporting Initiative and Sustainability Accounting Standards Board standards, and plans to issue our next sustainability report in 2023.

We have set sustainability goals focused on renewable energy and reducing emissions and water use, and are making progress toward those goals. In December 2022, the Company submitted science-based targets for Scope 1, Scope 2 and Scope 3 greenhouse gas emissions to the Science Based Targets Initiative. Other highlights included the evaluation of fresh water use in the manufacturing process of our Torreon internal manufacturing complex, which helped us move closer to our goal of saving 10 billion liters of water by 2025, and the expansion of our flagship sustainability program *Indigood*® to supplier denim mills who are committed to achieving a significant reduction of fresh water in denim production. Our brands also launched collections of vintage and preloved apparel, entering a growing market that has the potential to cut greenhouse gas emissions, minimize waste, and reduce primary resource use.

Governmental Regulations

We are subject to U.S. federal, state and local laws and regulations that could affect our business, including those promulgated under the Federal Trade Commission Act, the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various environmental laws and regulations, including laws and regulations relating to generating emissions, water discharges, waste, product and packaging content and workplace safety. Our international businesses are subject to similar laws and regulations in the countries in which they operate. Our operations also are subject to various international trade agreements and regulations. While we believe that we are in compliance in all material respects with all applicable governmental regulations, including environmental regulations, these regulations may change or become more stringent or unforeseen events may occur, any of which could have a material adverse effect on our financial position or results of operations.

ITEM 1A. RISK FACTORS.

You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K in evaluating our business. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Macroeconomic conditions, as well as geopolitical events, could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Macroeconomic conditions, including inflation, rising interest rates, recessionary concerns, distress in global credit markets and foreign currency exchange rates, as well as ongoing global supply chain disruptions, labor challenges and the COVID-19 pandemic, continue to adversely impact global economic conditions and have had, and may continue to have, a negative impact on our business, results of operations, financial condition and cash flows. Additionally, although we do not have any significant operations within Russia or Ukraine, the conflict in these regions and the related economic sanctions by Western governments on Russia has caused disruption in the surrounding areas and greater uncertainty in the global economy.

For instance, we were negatively impacted in 2022 by continued inflationary pressures that increased key input costs and softened consumer demand. The rise in interest rates during 2022 also contributed to reduced consumer discretionary spending. These factors have contributed to retailer actions to reduce inventory levels resulting in reduced demand and corresponding lower shipments during 2022. Global supply chain disruptions, including port congestion and other transportation delays, ocean freight availability and the use of air freight to expedite shipments to meet customer demand, also negatively impacted us in 2022. Further, we experienced store closures, disruptions in distribution and restrictions on consumer mobility in certain regions of China during 2022 due to COVID-19 and related restrictions, which had a significant impact on sales in our Asia-Pacific region, and we expect ongoing impacts in 2023 as the region manages its COVID-19 response.

We anticipate continued disruption and volatility during 2023 and we continue to closely monitor macroeconomic conditions, including consumer behavior and the impact of these factors on consumer demand. Continuing or worsening inflation, recessionary concerns and/or supply chain disruptions may have a material adverse impact on our results of operations, financial condition and/or cash flows.

Our revenues and profits depend on the level of consumer spending for apparel, which is sensitive to global economic conditions and other factors. A decline in consumer spending could have a material adverse effect on us.

The success of our business depends on consumer spending on apparel, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, consumer discretionary spending patterns, interest rates, inflation, recessionary concerns, the COVID-19 pandemic, consumer credit availability and consumer debt levels, fuel and other energy costs, unemployment, stock market performance, weather conditions and tax rates in the international, national, regional and local markets where our products are sold.

The current global economic environment is unpredictable, and adverse economic trends or other factors could negatively impact the level of consumer spending, which could have a material adverse impact on us.

Supply chain and shipping disruptions have resulted in shipping delays, an increase in transportation costs, and could increase product costs and result in lost sales, which may have a material adverse effect on our business, operating results and financial condition.

We and our third-party manufacturing partners and other vendors have experienced, and expect to continue to experience, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, that originated as a result of the COVID-19 pandemic, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels. These disruptions have impacted our ability to receive materials or products from our third-party manufacturing partners and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. For example, if we miss the delivery date requirements of our customers, they may cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. While we have taken steps to minimize the impact of these disruptions by working closely with our manufacturing partners, other vendors, and customers, there can be no assurances that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that continuing supply chain disruptions have on our manufacturers and suppliers are not within our control. It is still not currently possible to predict how long it will take for these supply chain disruptions to cease or significantly ease. Prolonged supply chain disruptions impacting us and our manufacturing partners and other vendors could interrupt product manufacturing, increase production lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenues and gross profit is derived from a small number of large customers. The loss of any of these customers or the inability of any of these customers to pay us could substantially reduce our revenues and profits.

A small portion of our customers account for a significant portion of net revenues. Sales to our ten largest customers accounted for 62% of total net revenues in 2022, and our top customer, Walmart, accounted for 36%, 34% and 38% of our total net revenues in 2022, 2021 and 2020, respectively. We expect that these customers will continue to represent a significant portion of our net sales in the future. Sales to our wholesale customers are generally on a purchase order basis and not subject to long-term agreements. A decision by any of our major wholesale customers to significantly decrease the volume of products purchased from us, cease its purchases from us, cancel its orders, reduce its advertising for our products or change its manner of doing business with us, whether motivated by economic conditions, financial difficulties, competitive conditions, or otherwise, could substantially reduce net revenues and have a material adverse effect on our financial condition and results of operations. Our larger customers generally have the scale to develop supply chains that enable them to change their buying patterns, or develop and market their own private label and other economy brands that compete with some of our products. This ability also makes it easier for them to resist our efforts to increase prices, reduce inventory levels and, potentially, discontinue our products. Many of our largest customers have already developed significant private label brands under which they design and market apparel and accessories that compete directly with our products. These retailers have assumed an increasing degree of inventory risk in their private label products and, as a result, may first cancel advance orders with us in order to manage their own inventory levels downward during periods of unseasonable weather or weak economic cycles. In addition, if any of our customers devote less selling space to our categories of apparel, our sales to those customers could be reduced even if we maintain our share of their apparel business. Any such reduction in our categories of apparel selling space could result in lower sales, and our business, results of operations, financial condition and cash flows may be adversely affected.

Additionally, from time to time certain customers have experienced financial and operational difficulties. Our wholesale customers experienced significant business disruptions as a result of the COVID-19 pandemic and the macroeconomic pressures that resulted from the pandemic, including declines in retail traffic, inflationary pressures, temporary store closures, and other operational restrictions. There can be no assurance that our wholesale customers have adequate financial resources and/or access to additional capital to withstand prolonged periods of adverse economic conditions. To the extent one or more of our largest customers experience significant financial difficulty, bankruptcy, insolvency or cease operations, this could have a material adverse effect on our sales, our ability to collect on receivables and our financial condition and results of operations.

The COVID-19 global pandemic continues to negatively affect our business, results of operations, financial condition and cash flows, as well as customer demand.

Since the first quarter of 2020, there has been a worldwide impact from the COVID-19 pandemic, which has resulted in related severe disruptions to retail operations and supply chains and the global economy overall. Governmental authorities across the globe have taken and continue to take actions to curtail or slow down the spread of the virus, such as limiting or closing business activities, transportation and person-to-person interactions, resulting in disruptions at some of our retail stores, manufacturing facilities and support operations, as well as the operations of our third-party manufacturing partners and other vendors and suppliers. In some cases, the relaxation of such trends has been followed by actual or contemplated returns to stringent restrictions on commerce or gatherings, including in China and in parts of the United States and the rest of the world. Even in the absence of stringent federal, state or local mandates, deterioration in discretionary consumer spending or social distancing measures may extend the duration of the adverse impact on retail traffic in our Company-operated or our customers' retail stores.

Global trade conditions and customer trends that originated during the pandemic continue to persist, especially in China, and may also have a long-lasting adverse impact on us independently of the progress on the pandemic. For example, the COVID-19 pandemic disrupted our supply chain and resulted in decreased retail traffic, decreases or shifts in consumer demand, spending and/or channel preferences, delays in product and raw material availability, inflationary pressures, recessionary concerns and other evolving macroeconomic conditions. The COVID-19 pandemic has had, and could continue to have, a negative impact on our business, results of operations, financial condition and cash flows, although the full extent is still uncertain and cannot be predicted.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

There can be no assurance that we will be able to successfully anticipate changing consumer preferences and product trends or economic conditions, and, as a result, we may not successfully manage inventory levels to meet our future order requirements. We often schedule internal production and place orders for products with independent manufacturers before our customers' orders are firm. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand may result in inventory write-downs, the sale of excess inventory at discounted prices or excess inventory held by our wholesale customers, which could have a negative impact on future sales, an adverse effect on the image and reputation of our brands and negatively impact profitability. On the other hand, if we underestimate demand for our products, our manufacturing facilities or third-party manufacturers may not be able to produce products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenues, higher costs for our freight or expedited shipments, as well as damage to our reputation and relationships. These risks could have a material adverse effect on our brand image as well as our results of operations and financial condition.

The apparel industry is highly competitive, and our success depends on our ability to gauge consumer preferences and product trends, and to respond to constantly changing markets.

We compete with numerous apparel brands and manufacturers. Competition is generally based upon brand name recognition, price, design, product quality, selection, service and purchasing convenience. Some of our competitors are larger and have more resources than us in certain product categories and regions. In addition, we compete directly with the private label brands of our wholesale customers. Our ability to compete within the apparel industry depends on our ability to:

• anticipate and respond to changing consumer preferences and product trends in a timely manner;

• develop attractive, innovative and high-quality products that meet consumer needs;

• maintain strong brand recognition;

• price products appropriately;

• provide best-in-class marketing support and intelligence;

• ensure product availability and optimize supply chain efficiencies;

• adapt to a more digitally driven consumer landscape;

• produce or procure quality products on a consistent basis; and

• obtain sufficient retail store space and effectively present our products at retail.

Failure to compete effectively or to keep pace with rapidly changing consumer preferences, markets and product trends could have a material adverse effect on our business, financial condition and results of operations. Moreover, there are significant shifts underway in the wholesale and retail (e-commerce and retail store) channels. We may not be able to manage our brands within and across channels sufficiently, which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability may decline as a result of increasing pressure on margins.

The apparel industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, rising commodity and conversion costs, pressure from retailers to reduce the costs of products, the impact of inflation, rising interest rates and recessionary concerns, changes in consumer demand and shifts to online shopping and purchasing. Customers may increasingly seek markdown allowances, incentives and other forms of economic support. If these factors cause us to reduce our sales prices to retailers and consumers, and we fail to sufficiently reduce our product costs or operating expenses, our profitability will decline. This could have a material adverse effect on our results of operations, liquidity and financial condition.

Our business and the success of our products could be harmed if we are unable to maintain the images of our brands.

Our success to date has been due in large part to the growth of our brands' images and our customers' connection to our brands. If we are unable to timely and appropriately respond to changing consumer demand, including customers' desire for sustainable products, the names and images of our brands may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brands' images to be outdated or associate our brands with styles that are no longer popular. In addition, brand value is based in part on consumer perceptions on a variety of qualities, including merchandise quality and corporate integrity. Negative claims or publicity regarding us, our brands or our products could adversely affect our reputation and sales regardless of whether such claims are accurate. Social media, which accelerates the dissemination of information, can increase the challenges of responding to negative claims. In the past, many apparel companies have experienced periods of rapid growth in sales and earnings followed by periods of declining sales and losses. Our businesses may be similarly affected in the future. In addition, we have sponsorship contracts with a number of athletes, musicians and celebrities and feature those individuals in our advertising and marketing efforts. Actions taken by those individuals associated with our products could harm their reputations, which could adversely affect the images of our brands.

Our direct-to-consumer business includes risks that could have a material adverse effect on our results of operations.

We sell merchandise direct-to-consumer through our retail stores and e-commerce sites. Our direct-to-consumer business is subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, (i) U.S. or international resellers purchasing merchandise and reselling it overseas outside of our control, (ii) failure of the systems that operate the stores and websites, and their related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions, (iii) credit card fraud and (iv) risks related to our direct-to-consumer distribution centers and processes. Risks specific to our e-commerce business also include (i) diversion of sales from our wholesale customers, (ii) difficulty in recreating the in-store experience through direct channels, (iii) liability for online content, (iv) changing patterns of consumer behavior and (v) intense competition from online retailers. Our failure to successfully respond to these risks might adversely affect sales in our e-commerce business, as well as damage our reputation and brands.

The retail industry has experienced financial difficulty that could adversely affect our business.

Historically, there have been consolidations, reorganizations, restructurings, bankruptcies and ownership changes in the retail industry. These events could have a material adverse effect on our business. These changes could impact our opportunities in the market and increase our reliance on a smaller number of large customers. In the future, retailers are likely to further consolidate, undergo restructurings, reorganizations or bankruptcies, realign their affiliations or reposition their stores' target markets. In addition, consumers have continued to transition away from traditional wholesale retailers to large online retailers. These developments could result in a reduction in the number of stores that carry our products, an increase in ownership concentration within the retail industry, an increase in credit exposure to us or an increase in leverage by our customers over their suppliers.

Further, the global economy periodically experiences recessionary conditions with reduced availability of credit, increased savings rates, declines in real estate and securities values and rising unemployment. These recessionary conditions could have a negative impact on retail sales of apparel. The lower sales volumes, along with the possibility of restrictions on access to the credit markets, could result in our customers experiencing financial difficulties, including store closures, bankruptcies or liquidations. This could result in higher credit risk to us relating to receivables from our customers who are experiencing these financial difficulties. If these developments occur, our inability to shift sales to other customers or to collect on our trade accounts receivable could have a material adverse effect on our financial condition and results of operations.

We may not succeed in our business strategy.

One of our key strategic objectives is growth. We seek to grow organically and potentially, in the future, through acquisitions. We seek to grow by expanding our share with winning customers; stretching brands to new regions, channels, and categories; managing costs; leveraging our supply chain across the Company; and expanding our direct-to-consumer business with emphasis on our e-commerce business. However, we may not be able to grow our existing businesses. For example:

- we may not be able to transform our model to be more consumer- and retail-centric;

- we may not be able to expand our market share with winning customers, or our wholesale customers may encounter financial difficulties and thus reduce their purchases of our products;

- we may not be able to expand our brands in Asia or other geographies, transform our business in certain regions or achieve the expected results from our supply chain initiatives;

- we may not be able to successfully achieve the expected growth or cost savings of our *Wrangler*® and *Lee*® brand platforms;

- we may have difficulty recruiting, developing or retaining qualified employees;

- we may not be able to achieve our direct-to-consumer expansion goals and manage our growth effectively;

- we may not be able to offset rising commodity or conversion costs in our product costs with pricing actions or efficiency improvements;

- we may have difficulty completing potential acquisitions or dispositions, and we may not be able to successfully integrate a newly acquired business or achieve the expected growth, cost savings or synergies from such integration; and

- failure to implement our strategic objectives may have a material adverse effect on our business.

We are subject to the risk that our licensees may not generate expected sales or maintain the value of our brands.

Although we generally have significant control over our licensees' products and advertising, we rely on our licensees for, among other things, operational and financial controls over their businesses. Failure of our licensees to successfully market licensed products or our inability to replace existing licensees, if necessary, could adversely affect our net revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products. Risks are also associated with a licensee's ability to:

- obtain capital;

- manage labor relations;

- maintain relationships with its suppliers;

- manage credit risk effectively;

- maintain relationships with its customers; and

- adhere to our global compliance principles.

In addition, we rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through contractual approval rights over design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by a licensee, including through the marketing of products under one of our brand names that do not meet our quality standards, could have a material adverse effect on that brand and on us.

Our revenues and cash requirements are affected by seasonality.

Our business is typically affected by seasonal trends, with a higher proportion of net revenues and operating cash flows generated during the second half of the fiscal year, which typically includes the back-to-school and holiday selling seasons. Poor sales in the second half of the fiscal year would have a material adverse effect on our full-year operating results and cause higher inventories. In addition, fluctuations in sales and operating income in any fiscal quarter are affected by the timing of seasonal wholesale shipments and other events affecting retail sales.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our executive officers and business leaders who have substantial experience and expertise in our business. The unexpected loss of services of one or more of these individuals could have a material adverse effect on us. Our future success also depends on our ability to recruit, retain and engage our personnel sufficiently. Competition for experienced and well-qualified personnel is intense, and we may not be successful in attracting and retaining such personnel.

PRODUCT, MANUFACTURING AND DISTRIBUTION-RELATED RISKS

We use third-party suppliers and manufacturing facilities worldwide for a substantial portion of our raw materials and finished products, which poses risks to our business operations.

During 2022, approximately 69% of our units were purchased from independent manufacturers primarily located in Asia, with substantially all of the remainder produced by company-owned and -operated manufacturing facilities located in Mexico and Nicaragua. Any of the following could impact our ability to produce or deliver our products or our cost of producing or delivering products and, as a result, our profitability:

- political or labor instability in countries where our facilities, contractors and suppliers are located;

- changes in local economic conditions, including as a result of macroeconomic pressures, the COVID-19 pandemic or geopolitical events, in countries where our facilities, contractors and suppliers are located;

- political or military conflict could cause a delay in the transportation of raw materials and products to us and an increase in transportation costs;

- disruption at domestic and foreign ports of entry could cause delays in product availability and increase transportation times and costs;

- heightened terrorism or security concerns could subject imported or exported goods to additional, more frequent or lengthier inspections, leading to delays in deliveries or impoundment of goods for extended periods;

- decreased scrutiny by customs officials for counterfeit goods, leading to more counterfeit goods and reduced sales of our products, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

- disruptions at suppliers and manufacturing or distribution facilities caused by natural and man-made disasters;
- epidemics, pandemics like COVID-19 or other public health crises have resulted and could in the future result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargo of our goods produced in infected areas;
- imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations could limit our ability to produce products in cost-effective countries that have the required labor and expertise;
- imposition of duties, taxes and other charges on imports; and
- imposition or the repeal of laws that affect intellectual property rights.

Although no single supplier is critical to our overall production needs, if we were to lose a supplier it could result in interruption of finished goods shipments to us, cancellation of orders by customers and termination of relationships. This, along with the damage to our reputation, could have a material adverse effect on our net revenues and, consequently, our results of operations.

In addition, although we audit our third-party material suppliers and contracted manufacturing facilities and set strict compliance standards, actions by a third-party supplier or manufacturer that fail to comply could expose us to claims for damages, financial penalties and reputational harm, any of which could have a material adverse effect on our business and operations.

We rely on a limited number of North American mills for raw material sourcing, and we may not be able to obtain raw materials on a timely basis or in sufficient quantity or quality.

We rely on a limited number of North American third-party suppliers for raw materials. Such products may be available, in the short-term, from only one or a very limited number of sources. In 2022, approximately 51% of our raw materials were provided by our top three suppliers in North America. We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for raw materials, production and quota capacity. We may experience a significant disruption in the supply of raw materials from current sources, or in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier or manufacturer due to consolidation, closure or otherwise, we may be unable to locate additional supplies of raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of raw materials or manufacture of our products could have a material adverse effect on our ability to meet customer demand for our products and could result in lower net revenue and income from operations both in the short and long term.

If we encounter problems with our distribution system, our ability to deliver our products to the market could be adversely affected.

We rely on owned or independently-operated distribution facilities to warehouse and ship product to our customers. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Because substantially all of our products are distributed from a relatively small number of locations, our operations could also be interrupted by public health crises or natural or man-made disasters like earthquakes, floods or fires affecting our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities, such as the long-term loss of customers or an erosion of brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from our distribution facilities. Transportation of our products may be interrupted due to events such as marine disasters, bad weather or natural disasters, mechanical or electrical failures, public health crises, grounding, capsizing, fire, explosions and collisions, piracy, cyber-attacks, human error and war and terrorism resulting in delays, damages or losses. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.

We may be adversely affected by unseasonal or severe weather conditions.

Our business may be adversely affected by unseasonal or severe weather conditions. Periods of unseasonably warm weather in the fall or winter, or periods of unseasonably cool and wet weather in the spring or summer, can negatively impact retail traffic and consumer spending. In addition, severe weather events such as snowstorms or hurricanes typically lead to temporarily reduced retail traffic. Physical risks from climate change may result in these weather events occurring more often and more acutely. Any of these conditions could result in negative point-of-sale trends for our merchandise and reduced replenishment shipments to our wholesale customers.

Most of the employees in our production and distribution facilities outside of the U.S. are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

Outside of the U.S., most of our production and distribution employees are covered by industry-sponsored and/or government-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

INFORMATION TECHNOLOGY RISKS

We recently implemented an ERP software system, and challenges with ongoing optimization and change management may impact our business and operations.

We recently implemented a company-wide ERP software system and the related infrastructure to support future growth and to integrate our processes. The continued optimization and change management related to the ERP software system may prove to be more difficult, costly or time-consuming than expected, and it is possible that the system will not yield the benefits anticipated. Any disruptions, delays or deficiencies related to our new ERP software system could materially impact our operations and adversely affect our ability to process orders, manage our inventory, ship products, provide customer support, fulfill contractual obligations or otherwise operate our business.

We rely significantly on information technology. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business or report our financial results accurately or timely.

Our ability to effectively manage and operate our business and report our financial results accurately and timely depends significantly on information technology systems. We rely heavily on information technology to track sales and inventory, manage our supply chain and support our accounting and financial reporting processes. We are also dependent on information technology, including the internet, for our direct-to-consumer sales, including our e-commerce operations and retail business credit card transaction authorizations. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage, failure or interruption due to viruses, data security incidents, technical malfunctions, natural disasters or other causes, or in connection with upgrades to our systems or the implementation of new systems. The failure of these systems to operate effectively, improper design or configuration, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of these systems could adversely impact the operations of our business, including management of inventory, ordering and replenishment of products, manufacturing and distribution of products, e-commerce operations, retail business credit card transaction authorization and processing, tracking and recording of accounting transactions, corporate email communications and our interaction with the public on social media.

We are subject to data security and privacy risks that could negatively affect our business operations, results of operations or reputation.

In the normal course of business, we collect, store, use, process, disclose and transmit ("Process") certain sensitive, personal, regulated and/or confidential employee and customer information, including credit card information, over public networks. There is a significant concern by consumers and employees over the security of personal information, including with respect to identity theft and user privacy. Cyber-attacks are increasingly sophisticated, and if unauthorized parties gain access to our networks or databases, or those of our third-party service providers, they may be able to steal, access, publish, use, delete or modify confidential and sensitive information, including credit card information and personal information, that we have obligations to protect. Despite the security measures we currently have in place and our commitment to risk management practices, our facilities and systems and those of our third-party service providers may be vulnerable to, and unable to anticipate, detect or mitigate, data security breaches and other cyber incidents. In addition, employees or third-party service providers may intentionally or inadvertently cause data security breaches, through failing to follow polices or otherwise, that result in the unauthorized access to or release or use of personal, sensitive or confidential information. We take, and require our third-party service providers that Process personal, confidential or sensitive information on our behalf to take, measures designed to protect such information and comply with applicable laws, regulations and industry standards related to information security and privacy. However, we cannot control the efforts of third-party service providers and cannot guarantee the compliance of their systems and processes. We and our customers could suffer harm if valuable business data or employee, customer and proprietary information were corrupted, lost, accessed or misappropriated by third parties due to a security failure in our systems or one of our third-party service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. In addition, as a result of recent security breaches at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become increasingly uncertain, rigorous and complex. As a result, we may incur significant costs to comply with current and future state, federal and international laws regarding the protection and unauthorized disclosure of personal and other sensitive information such as the General Data Protection Regulation in the European Union, the United Kingdom General Data Protection Regulation, and state laws in the U.S. related to information security and privacy such as the California Consumer Privacy Act and China's Personal Information Protection Law. As the regulatory environment relating to information security and privacy becomes increasingly more demanding with many new requirements surrounding the processing and protection of personal, confidential and sensitive information, the increased complexity in these types of laws and inherent conflicts between jurisdictions may result in our inability or failure to comply with applicable requirements, despite our focus and efforts. Any failure to comply with the laws and regulations surrounding the protection of personal information could subject us to legal and reputational risks, including significant fines for non-compliance, any of which could have a negative impact on revenues and profits.

LEGAL, COMPLIANCE, AND SUSTAINABILITY RISKS

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. Physical risks related to these events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the physical effects of climate change could have a long-term adverse impact on our business and results of operations.

In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience transition risks such as increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

There is also increased focus from our stakeholders including our consumers, customers, shareholders, suppliers and the communities where we do business around the world, on environmental, social and governance ("ESG") and related sustainability practices. If our ESG practices do not meet stakeholder expectations, including, but not limited to, setting targets, making commitments and taking actions to meet them, and expanding our disclosures in these areas, our brand and reputation could be damaged. We may not be able to meet targets and commitments as initially planned due to unforeseen circumstances including, but not limited to, increased costs or operational challenges associated with achieving planned results. Changes in ESG regulations may require us to incur additional costs and require additional resources to remain in compliance.

Our operations and earnings may be affected by legal, regulatory, political and economic risks.

Our ability to maintain the current level of operations in our existing markets and to capitalize on growth in existing and new markets is subject to legal, regulatory, political and economic risks. These include proximity to countries in turmoil, shifts in local societal/cultural climates, change in local perceptions of foreign operators and uncertainty ahead of elections or regime changes, the burdens of complying with U.S. and international laws and regulations, changes in regulatory requirements and the economic uncertainty associated with political developments. In addition, shocks to the economy of a country where we operate and/or critical residual shocks to the apparel/garment sector industry as a whole can have an outsize impact. Changes in regulatory, geopolitical policies or conditions and other factors may adversely affect our business or may require us to modify our current business practices. While enactment of any such change is not certain, if such changes were adopted, our costs could increase, which would reduce our earnings.

Changes to trade policy, including tariff and import/export regulations, may have a material adverse effect on our business, financial condition and results of operations.

Changes in policies governing foreign trade and manufacturing in the countries where we currently sell our products or conduct our business could adversely affect our business. The U.S. government has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. It may be time-consuming and expensive for us to alter our operations in order to adapt to or comply with any such changes.

Tariffs and other changes in U.S. trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. We do a significant amount of business that would be impacted by changes to the trade policies of the U.S. and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, in addition to the anti-bribery, anti-corruption, and anti-money laundering laws of the foreign jurisdictions in which we operate, such as the U.K. Bribery Act. Although we implement policies and procedures designed to promote compliance with these laws and audit our third-party material suppliers and contracted manufacturing facilities, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, or allegations of such violation, could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

Changes in tax laws could increase our worldwide tax rate and materially affect our financial position and results of operations.

As a global business, we are subject to taxation in the U.S. and numerous foreign jurisdictions. Many jurisdictions in which we operate are discussing potential changes to their respective taxation regimes, have issued proposed regulations or are adopting additional regulations. For example, the Organisation for Economic Co-operation and Development ("OECD"), an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles. These proposals, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our provision for income taxes.

In addition, the U.S. enacted the Inflation Reduction Act of 2022 ("H.R. 5376"), which, among other things, implements a 15% minimum tax on book income of certain large corporations and a 1% excise tax on net stock repurchases. Based on our current analysis, the provisions of H.R. 5376 are not expected to have a material impact on the Company's financial statements.

We may have additional tax liabilities.

As a global company, we determine our income tax liability in various tax jurisdictions based on an analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future actions of the local tax authorities. These determinations are the subject of periodic U.S. and international tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our business is subject to national, state and local laws and regulations for environmental, consumer protection, employment, data protection, privacy, safety and other matters. The costs of compliance with, or the violation of, such laws and regulations by us or by independent suppliers who manufacture products for us could have a material adverse effect on our operations and cash flows, as well as on our reputation.

Our business is subject to comprehensive national, state and local laws and regulations on a wide range of environmental, consumer protection, employment, data protection, privacy, safety and other matters. We could be adversely affected by costs of compliance with or violations of those laws and regulations. In addition, while we do not control their business practices, we require third-party suppliers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. The costs of products purchased by us from independent contractors could increase due to the costs of compliance by those contractors.

Failure by us or our third-party suppliers to comply with such laws and regulations, as well as with ethical, social, product, labor and environmental standards, or related political considerations, could result in interruption of finished goods shipments to us, cancellation of orders by customers and termination of relationships. If one of our independent contractors violates labor or other laws, implements labor or other business practices or takes other actions that are generally regarded as unethical, it could jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts that may reduce demand for our merchandise. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

We may be unable to protect, enforce or defend our trademarks and other intellectual property rights.

Our trademarks, trade names, patents and other intellectual property rights are important to our success and our competitive position. We are susceptible to others copying our products and infringing, misappropriating or otherwise violating our intellectual property rights, especially with the shift in product mix to higher-priced brands and innovative new products in recent years.

Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent copying of our products by others, or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, unilateral actions in the U.S. or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

Some of our brands, such as *Wrangler*® and *Lee*®, enjoy significant worldwide consumer recognition. The higher pricing of those products creates additional risk of counterfeiting and infringement, misappropriation or other violation by third parties. The counterfeiting of our products or the infringement, misappropriation or other violation of our intellectual property rights by third parties could diminish the value of our brands and adversely affect our net revenues.

The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our trademarks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S. In other cases, there may be holders who have prior rights to similar trademarks.

There have been, and there may in the future be, opposition and cancellation proceedings from time to time with respect to some of our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

FINANCIAL RISKS

Fluctuations in wage rates and the price, availability and quality of raw materials, including commodity costs and finished goods, could increase costs.

Fluctuations in the price, availability and quality of fabrics such as denim, including cottons, blends, synthetics and wools, or other raw materials used by us in our manufactured products, or of purchased finished goods, could have a material adverse effect on our cost of goods sold or our ability to meet our customers' demands. The prices we pay depend on demand and market prices for the raw materials used to produce them. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including general economic conditions and demand, the continuing effects of the COVID-19 pandemic related supply chain disruptions, crop yields, energy prices, weather patterns, freight rates and speculation in the commodities markets. Prices of purchased finished products also depend on wage rates in Asia and other geographic areas where our independent contractors are located, as well as freight costs from those regions. Inflation can also have a long-term impact on us because increasing costs of materials and labor may impact our ability to maintain satisfactory margins. For example, the cost of the materials that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as cotton, dyes and chemicals, and other costs, such as fuel, energy and utility costs, can fluctuate as a result of inflation and other factors. Similarly, a significant portion of our products are manufactured in other countries, and declines in the value of the U.S. dollar may result in higher manufacturing costs. In addition, fluctuations in wage rates required by legal or industry standards could increase our costs. In the future, we may not be able to offset cost increases with other cost reductions or efficiencies or pass higher costs on to our customers. This could have a material adverse effect on our results of operations, liquidity and financial condition.

Our business is exposed to the risks of foreign currency exchange rate fluctuations. Our hedging strategies may not be effective in mitigating those risks.

Approximately 21% of our total net revenues in 2022 are derived from markets outside the U.S. Most of our international businesses operate in functional currencies other than the U.S. dollar. Changes in currency exchange rates affect the U.S. dollar value of the foreign currency-denominated amounts at which our international businesses purchase products, incur costs or sell products. In addition, for our U.S.-based businesses, the majority of products are sourced from independent contractors or our manufacturing facilities located in foreign countries. As a result, the costs of these products are affected by changes in the value of the relevant currencies. Furthermore, much of our licensing net revenue is derived from sales in foreign currencies. Changes in foreign currency exchange rates could have an adverse impact on our financial condition, results of operations and cash flows.

In accordance with our operating practices, we hedge a significant portion of our foreign currency transaction exposures arising in the ordinary course of business to reduce risks in our cash flows and earnings. Our hedging strategy may not be effective in reducing all risks, and no hedging strategy can completely insulate us from foreign exchange risk.

Further, our use of derivative financial instruments may expose us to counterparty risks. Although we only enter into hedging contracts with counterparties having investment grade credit ratings, it is possible that the credit quality of a counterparty could be downgraded or a counterparty could default on its obligations, which could have a material adverse impact on our financial condition, results of operations and cash flows.

Our balance sheet includes goodwill and intangible assets. A decline in the fair value of a business unit or of an intangible asset could result in an asset impairment charge, which would be recorded as an operating expense in our statement of operations.

Our policy is to evaluate goodwill and indefinite-lived intangible assets for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. In addition, intangible assets that are being amortized are tested for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For these impairment tests, we use various valuation methods to estimate the fair value of our business units and intangible assets. If the fair value of an asset is less than its carrying value, we would recognize an impairment charge for the difference.

It is possible that we could have an impairment charge for goodwill or trademark and trade name intangible assets in future periods if (i) macroeconomic conditions, COVID-19 impacts and/or geopolitical events in future years worsen from our current assumptions, (ii) business conditions or our strategies for a specific business unit or brand change from our current assumptions, (iii) investors require higher rates of return on equity investments in the marketplace or (iv) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower comparable multiples of net revenues and earnings before interest, taxes, depreciation and amortization and, accordingly, lower implied values of goodwill and intangible assets. Although a charge would be non-cash, a future impairment charge for goodwill or intangible assets could have a material effect on our consolidated financial position or results of operations.

Our ability to obtain short-term or long-term financing on favorable terms, if needed, could be adversely affected by geopolitical events and volatility in the capital markets.

Any disruption in the capital markets, including as a result of rising interest rates and other macroeconomic pressures, geopolitical events like the Russia-Ukraine conflict or the COVID-19 pandemic, could limit the availability of funds or the ability or willingness of financial institutions or investors to extend capital in the future. This could adversely affect our liquidity and funding resources and/or significantly increase our cost of capital. An inability to access capital and credit markets may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our failure to maintain satisfactory credit ratings could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

Any downgrades in our credit ratings by the major independent rating agencies could increase the cost of borrowing under any indebtedness we may incur. There can be no assurance that we will be able to maintain our credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

We have debt obligations, including our senior notes, that could restrict our business and adversely impact our results of operations, financial condition or cash flows.

On November 18, 2021, we entered into an indenture (the "Indenture") pursuant to which we issued and sold $400.0 million aggregate principal amount of unsecured senior notes bearing interest at a rate of 4.125% per annum (the "Notes") and concurrently entered into an amended and restated credit agreement (the "Amended Credit Agreement"), which provides for (i) a five-year $400.0 million term loan A facility (the "Amended Term Loan A") and (ii) a five-year $500.0 million revolving credit facility (the "Amended Revolving Credit Facility") (collectively, the "Amended Credit Facilities"), with the lenders and agents party thereto. The Indenture and the Amended Credit Agreement contain a number of restrictive covenants customary for these types of financings that impose restrictions on us and may limit our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities that may arise, including restrictions on our ability to:

• incur additional indebtedness and guarantee indebtedness;

• pay dividends or make other distributions or repurchase or redeem capital stock;

• prepay, redeem or repurchase certain debt;

• issue certain preferred stock or similar equity securities;

• make loans and investments;

• sell assets;

• incur liens on assets;

• enter into transactions with affiliates;

• alter the businesses we conduct;

• enter into agreements restricting our subsidiaries' ability to pay dividends; and

• consolidate, merge or sell all or substantially all of our assets.

If the Company fails to comply with any covenants or restrictions under the Indenture or the Amended Credit Agreement, it could result in an event of default under the applicable indebtedness, which may allow the creditors to accelerate the related debt, and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or noteholders accelerate the repayment of our borrowings, this could restrict our future business strategies and could adversely impact our future results of operations, financial condition or cash flows and we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial additional indebtedness in the future.

RISKS RELATING TO OUR COMMON STOCK

The price of our common stock has fluctuated significantly and may continue to fluctuate significantly.

The market price of our common stock has fluctuated significantly, and may continue to fluctuate significantly, due to a number of factors, many of which are beyond our control, including:

- Fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

- Failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders, or changes by securities analysts in their estimates of our future earnings;

- Significant changes announced by our customers, suppliers or competitors;

- Changes in market valuations or earnings of other companies in our industry;

- Changes in laws or regulations which adversely affect our industry or us;

- General economic, industry and stock market conditions, including inflation, rising interest rates and recessionary concerns;

- Future significant sales of our common stock by our shareholders or the perception in the market of such sales;

- Future issuances of our common stock by us; and

- The other factors described in these "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

Provisions in our articles of incorporation and bylaws and certain provisions of North Carolina law could delay or prevent a change in control of Kontoor.

The existence of certain provisions of our articles of incorporation and bylaws and North Carolina law could discourage, delay or prevent a change in control of Kontoor that a shareholder may consider favorable. These include provisions:

- Providing that the removal of our directors with or without cause must be approved by the holders of at least 80% of the voting power;

- Providing the right to our Board of Directors to issue one or more classes or series of preferred stock without shareholder approval;

- Authorizing a large number of shares of stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

- Prohibiting shareholders from calling special meetings of shareholders and requiring unanimous shareholder action by written consent;

- Establishing advance notice and other requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at our annual shareholder meetings; and

- Requiring the affirmative vote of the holders of at least 80% of the voting power to approve certain business combinations.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in our and our shareholders' best interests.

Our articles of incorporation designate North Carolina as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.

Pursuant to our articles of incorporation, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the North Carolina Business Court (or another state or federal court located in North Carolina, if a dispute does not qualify for designation to the North Carolina Business Court or the North Carolina Business Court otherwise lacks jurisdiction) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of North Carolina law or our articles of incorporation or our bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours relating to the internal affairs doctrine. Our articles of incorporation further provide that if an action described in the preceding sentence is filed in a court other than as specified above in the name of any shareholder, such shareholder is deemed to have consented to (i) personal jurisdiction before any state or federal court located in North Carolina, as appropriate, in connection with any action brought in any such court to enforce our articles of incorporation and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder's counsel in the action as agent for such shareholder. The forum selection clause in our articles of incorporation may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.

We cannot assure shareholders that our Board of Directors will declare dividends or that we will repurchase shares in the foreseeable future.

While we currently return capital to shareholders through quarterly cash dividends, our Board of Directors may not declare dividends in the future or may decrease the amount of a dividend as compared to a prior period. In addition, our Board of Directors has implemented a share repurchase program. However, the declaration and amount of any future dividends and the limits of our share repurchase program will be determined and subject to authorization by our Board of Directors and the execution of share repurchases will be determined by management, and will be dependent upon multiple factors including our financial condition, earnings, cash flows, capital requirements, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and the terms of our outstanding indebtedness, legal requirements, regulatory constraints, industry practice and any other factors or considerations that our Board of Directors and management, as applicable, deems relevant. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or to repurchase shares, including as a result of the risks described herein. Any failure to pay dividends or repurchase shares, or pay dividends or conduct share repurchases at expected levels, may negatively impact our reputation, investor confidence in us and negatively impact the price of our Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. We operate ten manufacturing-related facilities and six distribution centers around the world. To manage distribution in our APAC and EMEA regions, we partner with third-party logistics providers primarily in Shanghai, China and Prague, Czech Republic. Our global headquarters are located in Greensboro, North Carolina, and house our various sales, marketing and corporate business functions.

The following table presents our principal properties as of December 31, 2022:

Location	Approximate Square Feet	Use	Owned or Leased
Greensboro, North Carolina	140,000	Global Headquarters	Owned
Greensboro, North Carolina	47,000	Office	Leased
Antwerp, Belgium	12,000	Office	Leased
Geneva, Switzerland	4,400	Office	Leased
Shanghai, China	16,000	Office	Leased
Mexico City, Mexico	13,000	Office	Leased
Dhaka, Bangladesh	10,500	Office and Technical Service Center	Leased
Hong Kong, China	44,000	Office and Sourcing Hub	Leased
Panama City, Panama	5,000	Sourcing Hub	Leased
Foshan, China	48,000	Technical Service Center	Leased
Greensboro, North Carolina	173,000	Technical Service and Innovation Center	Owned
Mocksville, North Carolina	503,000	Distribution Center	Owned
Hackleburg, Alabama	443,000	Distribution Center	Owned
Seminole, Oklahoma	394,000	Distribution Center	Owned
El Paso, Texas	385,000	Distribution Center	Leased
Luray, Virginia	435,000	Distribution Center	Owned
Mexico City, Mexico	162,000	Distribution Center	Leased
Acanceh, Mexico	306,000	Manufacturing Facility	Owned
Torreon, Mexico	304,000	Manufacturing Facility	Owned
Izamal, Mexico	93,000	Manufacturing Facility	Owned
Tekax, Mexico	92,000	Manufacturing Facility	Owned
La Rosita, Mexico	90,000	Manufacturing Facility	Owned
San Pedro, Mexico	88,000	Manufacturing Facility	Owned
San Antonio del Coyote, Mexico	88,000	Manufacturing Facility	Owned
Managua, Nicaragua	126,000	Manufacturing Facility	Leased
San Marcos, Nicaragua	115,000	Manufacturing Facility	Leased
Masatepe City, Nicaragua	108,000	Manufacturing Facility	Leased

As of December 31, 2022, we operated 77 retail stores across the Americas, EMEA and APAC regions. Retail stores are typically leased under operating leases and include renewal options.

We believe that all of our facilities, whether owned or leased, are well maintained and in good operating condition and expect they will accommodate our ongoing and foreseeable business needs.

ITEM 3. LEGAL PROCEEDINGS.

There are no pending material legal proceedings, other than ordinary, routine litigation and claims incidental to the business, to which Kontoor or any of its subsidiaries is a party or to which any of their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR KONTOOR'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Common Stock

Kontoor's Common Stock is listed on the NYSE under the symbol "KTB". Kontoor began to trade as a standalone public company on May 23, 2019. As of February 24, 2023, there were 2,548 holders of record of our Common Stock.

Stock Performance Graph

The following graph compares the cumulative total shareholder return of Kontoor's Common Stock with that of the S&P 500 Index and the S&P 1500 Apparel Retail Index for the period from May 7, 2019 (the effective date of the registration of KTB Common Stock) to December 31, 2022. The graph assumes that $100.00 was invested on May 9, 2019 (first day of trading activity) in KTB stock or April 30, 2019 in index, and all dividends and other distributions were reinvested. Past performance is not necessarily indicative of future performance.



Comparison of 44 Month Cumulative Total Return of KTB Common Stock
S&P 500 Index and S&P 1500 Apparel Retail Index
Dollars
$180
$170
$160
$150
$140
$130
$120
$110
$100
5/9/2019
12/28/2019
1/2/2021
1/1/2022
12/31/2022
Kontoor Brands, Inc.
S&P 500 Index
S&P 1500 Apparel Retail Index

Issuer Purchases of Equity Securities

Fourth quarter fiscal 2022	Total number of shares purchased [1]	Weighted average price paid per share	Total number of shares purchased as part of publicly announced program [2]	Dollar value of shares that may yet be purchased under the program
October 2 - October 29	—	$ —	—	$ 62,044,756
October 30 - November 26	—	—	—	62,044,756
November 27 - December 31	—	—	—	62,044,756
Total	**—**	**$ —**	**—**	

[1] The total number of shares repurchased excludes shares withheld upon the vesting of share-based awards.
[2] On August 5, 2021, the Company announced that its Board of Directors approved a share repurchase program (the "Repurchase Program"). The Repurchase Program authorizes the repurchase of up to $200.0 million of the Company's outstanding Common Stock through open market or privately negotiated transactions. The program does not have an expiration date but may be suspended, modified or terminated at any time without prior notice.

ITEM 6. RESERVED.

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. This section should be read in conjunction with the Consolidated Financial Statements and related Notes included in Part IV of this Annual Report on Form 10-K. Refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our Form 10-K for the fiscal year ended January 1, 2022, for discussion of the results of operations for the year ended January 1, 2022, compared to the year ended January 2, 2021.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in "Special Note On Forward-Looking Statements" included in Part I of this Annual Report on Form 10-K and in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K.

Description of Business

Kontoor Brands, Inc. ("Kontoor," the "Company," "we," "us" or "our") is a global lifestyle apparel company headquartered in the United States ("U.S."). The Company designs, produces, procures, markets, distributes and licenses apparel, footwear and accessories, primarily under the brand names *Wrangler*® and *Lee*®. The Company's products are sold in the U.S. through mass merchants, specialty stores, mid-tier and traditional department stores, company-operated stores and online. The Company's products are also sold internationally, primarily in the Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC") regions, through department, specialty, company-operated, concession retail and independently-operated partnership stores and online.

Fiscal Year and Basis of Presentation

The Company operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. For presentation purposes herein, all references to periods ended December 2022, December 2021 and December 2020 correspond to the 52-week fiscal years ended December 31, 2022 and January 1, 2022 and the 53-week fiscal year ended January 2, 2021, respectively.

References to fiscal 2022 and 2021 foreign currency amounts herein reflect the impact of changes in foreign exchange rates from fiscal 2021 and 2020, respectively, and the corresponding impact on translating foreign currencies into U.S. dollars and on foreign currency-denominated transactions. The Company's most significant foreign currency translation exposure is typically driven by business conducted in euro-based countries, the Chinese yuan and the Mexican peso. However, the Company conducts business in other developed and emerging markets around the world with exposure to other foreign currencies.

Amounts herein may not recalculate due to the use of unrounded numbers.

Macroeconomic Environment and Other Recent Developments

Macroeconomic conditions, including inflation, rising interest rates, recessionary concerns, distress in global credit markets and foreign currency exchange rates, as well as ongoing supply chain disruptions, labor challenges and the COVID-19 pandemic, continue to adversely impact global economic conditions, as well as the Company's operations. We do not have significant operations in Russia or Ukraine, and exited our distribution arrangement in Russia in 2022. However, the conflict between Russia and Ukraine continues to cause disruption in the surrounding areas and greater uncertainty in the global economy.

Inflationary pressures increased key input costs and softened consumer demand beginning late in the second quarter of 2022 and continued through the second half of 2022. The rise in interest rates during the second half of 2022 also contributed to reduced consumer discretionary spending, resulting in retailer actions to reduce their inventory levels which negatively impacted our sales, primarily during the third quarter of 2022.

We continued to experience delays in product and raw material availability into the first half of 2022 due largely to global supply chain disruptions, driven in part by port congestion and transportation delays, and incurred transitory costs, including air freight to expedite shipments to meet customer demand. Many global supply chain disruptions became less prevalent during the second half compared to the first half of 2022. Accordingly, we were able to reduce our use of air freight, but experienced increases in other input costs, including ocean freight.

We experienced store closures, disruptions in distribution and restrictions on consumer mobility in certain regions of China during 2022 due to COVID-19 and related restrictions, which had a significant impact on sales and operations in APAC. We took actions to manage these impacts including the expansion of our credit lines in the region during the second quarter of 2022 to ensure sufficient liquidity.

All of the above factors contributed to increased inventory levels, primarily in core product. This increase was most significant in the third quarter of 2022. To manage inventory, we adjusted receipts on sourced goods and took downtime in our internal manufacturing facilities in the fourth quarter of 2022. These conditions drove higher provisions for inventory losses in 2022 compared to the prior year. We continue to work with our customers and vendors to meet ongoing demand and minimize supply chain impacts.

While we anticipate continued macroeconomic uncertainty during 2023, we believe that we are appropriately positioned to successfully manage through known operational challenges. We continue to closely monitor macroeconomic conditions, including consumer behavior and the impact of these factors on consumer demand and our business.

Business Overview

We have undergone transformational change to improve operational performance, address internal and external factors and set the stage for long-term profitable growth. We have launched significant initiatives to refine a global go-to-market approach. We continue to execute on our Horizon 2 multi-year strategic vision, "Catalyzing Growth" which outlines four growth catalysts: (i) expansion of our core U.S. Wholesale business, (ii) category extensions such as outdoor, workwear and t-shirts, (iii) geographic expansion of our *Wrangler*® and *Lee*® brands, most notably in China, and (iv) channel expansion focused on the digital platforms in our U.S. Wholesale and Direct-to-Consumer channels. We are focused on driving brand growth and delivering long-term value to our stakeholders including our consumers, customers, shareholders, suppliers and communities around the world.

To support our growth initiatives, we took actions to globalize our operating model and relocate our European headquarters to Geneva, Switzerland ("EMEA restructuring"), and incurred $13.7 million of severance and employee-related benefits, $2.6 million of the associated pension curtailment gain and $1.5 million of other costs associated with these actions. Refer to Note 21 to the Company's financial statements for additional information related to restructuring charges. We also made significant investments to support the design and implementation of our global enterprise resource planning ("ERP") system and information technology infrastructure build-out ("ERP implementation"), which was completed in 2021. In 2022, we continued to invest in areas such as digital and information technology that leverage our global ERP platform. Certain prior year comparisons are affected by ERP implementation costs incurred in 2021.

In addition to continued organic investments in our brands and capabilities, the options in our capital allocation strategy are to (i) pay down debt, (ii) provide for a superior dividend payout, (iii) effectively manage our share repurchase authorization and (iv) act on strategic investment opportunities that may arise.

HIGHLIGHTS OF THE YEAR ENDED DECEMBER 2022

- **Net revenues** increased 6% to $2.6 billion compared to the year ended December 2021, driven by growth in the U.S. Wholesale and Direct-to-Consumer channels, partially offset by a 2% unfavorable impact from foreign currency and a decline in the Non-U.S. Wholesale channel as discussed below.

- **U.S. Wholesale revenues** increased 11% compared to the year ended December 2021, due to strength across the channel, including growth in new business and U.S. digital wholesale. U.S. Wholesale revenues represented 72% of total revenues in the current year.

- **Non-U.S. Wholesale revenues** decreased 8% compared to the year ended December 2021, driven by a 7% unfavorable impact from foreign currency and a decline in our APAC business due to COVID-19 restrictions in China. Non-U.S. wholesale revenues represented 17% of total revenues in the current year.

- **Direct-to-Consumer revenues** increased 1% on a global basis compared to the year ended December 2021, primarily due to growth in our owned e-commerce sites, partially offset by a decline in retail store sales and a 3% unfavorable impact from foreign currency. Direct-to-Consumer revenues represented 11% of total revenues in the current year.

- **Gross margin** decreased 160 basis points to 43.1% compared to the year ended December 2021, primarily driven by increased product and ocean freight costs due to inflationary pressures, as well as higher provisions for inventory losses. These decreases were partially offset by benefits from strategic pricing.

- **Selling, general and administrative expenses** as a percentage of revenues decreased to 29.6% compared to 33.3% for the year ended December 2021, primarily due to a 300 basis point decrease in costs related to the Company's ERP implementation, lower compensation-related expense and lower retail store expenses. These decreases were partially offset by ongoing investments in information technology, costs related to the EMEA restructuring, and increases in distribution expense in the current period.

- **Net income** increased 26% to $245.5 million compared to the year ended December 2021, primarily due to the business results discussed above.

ANALYSIS OF RESULTS OF OPERATIONS

Consolidated Statements of Operations

The following table presents a summary of the changes in net revenues for the years ended December 2022 and December 2021:

(In millions)	2022 Compared to 2021	
Net revenues — prior year	$	2,475.9
Operations		197.6
Impact of foreign currency		(42.1)
Net revenues — current year	$	2,631.4

2022 Compared to 2021

Net revenues increased 6%, attributable to growth in the U.S. driven by new business, digital wholesale and our owned e-commerce sites. These increases were partially offset by a decline in our APAC business due to COVID-19 restrictions in China and a 2% unfavorable impact from foreign currency.

Additional details on 2022 and 2021 revenues are provided in the section titled "Information by Business Segment."

The following table presents components of the Company's statements of operations as a percent of net revenues:

(Dollars in thousands)	2022		2021	
Net revenues	$	2,631,444	$	2,475,916
Gross margin (net revenues less cost of goods sold)	$	1,134,368	$	1,107,726
As a percentage of net revenues		43.1 %		44.7 %
Selling, general and administrative expenses	$	777,703	$	824,747
As a percentage of net revenues		29.6 %		33.3 %
Operating income	$	356,665	$	282,979
As a percentage of net revenues		13.6 %		11.4 %

2022 Compared to 2021

Gross margin decreased 160 basis points primarily driven by increased product and ocean freight costs due to inflationary pressures, as well as higher provisions for inventory losses. These decreases were partially offset by benefits from strategic pricing.

Selling, general and administrative expenses as a percentage of net revenues decreased to 29.6% compared to 33.3% for the year ended December 2021, primarily due to a 300 basis point decrease in costs related to the Company's ERP implementation, lower compensation-related expense and lower retail store expenses. These decreases were partially offset by ongoing investments in information technology, costs related to the EMEA restructuring, and increases in distribution expense in the current period.

The effective **income tax** rate for the year ended December 2022 was 23.1% compared to 20.1% for the year ended December 2021. The 2022 effective income tax rate included a net discrete tax expense primarily related to changes in deferred tax valuation allowances. The net discrete tax expense for the year ended December 2022 increased the effective income tax rate by 3.4%. The year ended December 2021 included a net discrete tax benefit primarily related to benefits from stock-based compensation, partially offset by changes in deferred tax valuation allowances. The net discrete tax benefit for the year ended December 2021 decreased the effective income tax rate by 0.1%.

The effective tax rate without discrete items for the year ended December 2022 was 19.7% compared to 20.2% for the year ended December 2021. The decrease was primarily due to changes in our jurisdictional mix of earnings. Our effective income tax rate for foreign operations was 8.3% and 10.4% for the years ended December 2022 and December 2021, respectively.

Information by Business Segment

Management at each of the segments has direct control over and responsibility for corresponding net revenues and operating income, hereinafter termed "segment revenues" and "segment profit," respectively. The chief operating decision maker allocates resources and assesses performance based on the global brand operating results of *Wrangler*® and *Lee*®, which are the Company's segments. Common costs for certain centralized functions are allocated to the segments as discussed in Note 3 to the Company's financial statements.

The following tables present a summary of the changes in segment revenues and segment profit for the years ended December 2022 and December 2021:

Segment Revenues

(In millions)	Wrangler		Lee		Total	
Segment revenues — 2021	$	1,575.2	$	887.1	$	2,462.3
Operations		188.8		11.2		200.0
Impact of foreign currency		(18.2)		(23.9)		(42.1)
Segment revenues — 2022	$	1,745.8	$	874.4	$	2,620.2

Segment Profit

(In millions)	Wrangler		Lee		Total	
Segment profit — 2021	$	294.2	$	128.3	$	422.5
Operations		28.6		(3.7)		24.9
Impact of foreign currency		(1.6)		(3.5)		(5.2)
Segment profit — 2022	$	321.2	$	121.1	$	442.2

The following sections discuss the changes in segment revenues and segment profit.

Wrangler

(Dollars in millions)	Year Ended December		Percent Change
	2022	**2021**	
Segment revenues	$ 1,745.8	$ 1,575.2	10.8 %
Segment profit	$ 321.2	$ 294.2	9.2 %
Operating margin	18.4 %	18.7 %	

2022 Compared to 2021

Global **revenues** for the *Wrangler*® brand increased 11%, driven by growth in the U.S. Wholesale and Direct-to-Consumer channels, partially offset by a decline in the Non-U.S. Wholesale channel.

• Revenues in the Americas region increased 13%, primarily due to a 12% increase in the U.S. Wholesale channel, as well as growth in our owned e-commerce sites. Increases in the U.S. Wholesale channel were driven by strength in our Western, Traditional and Workwear businesses and growth in the U.S. digital wholesale business. Non-U.S. Americas wholesale revenues increased 18%, primarily due to new business growth in Mexico and the less significant impact of COVID-19 compared with the prior year, partially offset by a 3% unfavorable impact from foreign currency.

• Revenues in the APAC region decreased 31%, driven by a decrease in our India business, where we have transitioned to a licensed model, and a 4% unfavorable impact from foreign currency.

• Revenues in the EMEA region decreased 6%, primarily driven by a 12% unfavorable impact from foreign currency, partially offset by an increase in retail store sales.

Operating margin decreased to 18.4% compared to 18.7% for 2021, primarily driven by increased product and ocean freight costs due to inflationary pressures and higher distribution costs. These decreases were partially offset by benefits from strategic pricing, lower compensation-related expense and restructuring and separation costs. During 2021, operating margin was negatively impacted by 30 basis points due to restructuring and separation costs, and there were no restructuring costs that impacted operating margin during 2022.

Lee

(Dollars in millions)	Year Ended December		Percent Change
	2022	**2021**	
Segment revenues	$ 874.4	$ 887.1	(1.4)%
Segment profit	$ 121.1	$ 128.3	(5.6)%
Operating margin	13.8 %	14.5 %	

2022 Compared to 2021

Global **revenues** for the *Lee*® brand decreased 1%, with growth in the U.S. Wholesale channel more than offset by declines in the Non-U.S. Wholesale and Direct-to-Consumer channels and a 3% unfavorable impact from foreign currency.

• Revenues in the Americas region increased 8%, primarily due to a 10% increase in the U.S. wholesale channel, as well as growth in our owned e-commerce sites, partially offset by a decrease in retail store sales. Increases in U.S. Wholesale were driven by strength across the channel, including our U.S. digital wholesale business. Non-U.S. Americas wholesale revenues increased 18%, primarily due to higher sales in Mexico and the less significant impact of COVID-19 compared with the prior year period.

• Revenues in the APAC region decreased 24%, primarily due to declines in wholesale revenues and decreased retail store sales in China due to COVID-19 restrictions, and a 3% unfavorable impact from foreign currency.

• Revenues in the EMEA region decreased 5%, primarily due to a 12% unfavorable impact from foreign currency, partially offset by an increase in retail store sales.

Operating margin decreased to 13.8% compared to 14.5% for 2021, primarily driven by increased product and ocean freight costs due to inflationary pressures and higher distribution costs. These decreases in operating margin were partially offset by benefits from strategic pricing and lower compensation-related expense, retail store expenses and restructuring and separation costs. During 2021, operating margin was negatively impacted by 30 basis points due to restructuring and separation costs, and there were no restructuring costs that impacted operating margin during 2022.

Other

In addition, we report an "Other" category in order to reconcile segment revenues and segment profit to the Company's operating results, but the Other category does not meet the criteria to be considered a reportable segment. Other primarily includes sales and licensing of *Rock & Republic*®, other company-owned brands and private label apparel. Other also included sales of third-party branded merchandise at company-owned outlet stores through the first quarter of 2021, after which they were discontinued.

(Dollars in millions)	Year Ended December		Percent Change
	2022	**2021**	
Revenues	$ 11.3	$ 13.6	(17.3)%
(Loss) profit	$ (0.6)	$ 0.5	(213.8)%
Operating margin	(5.3)%	3.8 %	

Reconciliation of Segment Profit to Income Before Income Taxes

The costs below are necessary to reconcile total reportable segment profit to income before taxes. Corporate and other expenses, including certain restructuring costs, and interest income and expense are not controlled by segment management and therefore are excluded from the measurement of segment profit.

	Year Ended December		
(Dollars in millions)	2022	2021	Percent Change
Total reportable segment profit	**$ 442.2**	**$ 422.5**	**4.7 %**
Corporate and other expenses	(88.9)	(141.0)	(36.9)%
Interest expense	(34.9)	(38.9)	(10.2)%
Interest income	1.4	1.5	(8.6)%
(Loss) profit related to other revenues	(0.6)	0.5	(213.8)%
Income before income taxes	**$ 319.1**	**$ 244.6**	**30.5 %**

2022 Compared to 2021

Corporate and other expenses decreased $52.0 million, primarily due to decreased costs related to the exit of the transition service agreements with our former parent in August 2021 and the Company's ERP implementation. These decreases were partially offset by $13.7 million of costs related to the EMEA restructuring.

Interest expense decreased $4.0 million, primarily due to accelerated amortization of the original issue discount and debt issuance costs associated with refinancing and early repayments in 2021 on our Credit Facilities (as defined below), partially offset by higher borrowing rates for long-term debt during 2022 compared to 2021.

ANALYSIS OF FINANCIAL CONDITION

Liquidity and Capital Resources

The Company's ability to fund our operating needs is dependent upon our ability to generate positive long-term cash flow from operations and maintain our debt financing on acceptable terms. The Company has historically generated strong positive cash flows from operations. However, during the second half of 2022, elevated retailer inventories, reduced consumer discretionary spending and the negative impact on our sales drove higher Kontoor inventory levels, resulting in increased working capital and reduced cash flows from operations. The Company is taking proactive measures to manage working capital. We believe cash flows from operations will be able to support our short-term liquidity needs as well as any future liquidity and capital requirements, in combination with available cash balances and borrowing capacity from our amended revolving credit facility.

In May 2019, the Company entered into a $1.55 billion senior secured credit facility (the "Credit Agreement"). At inception, this facility consisted of a five-year $750.0 million term loan A facility (“Term Loan A”), a seven-year $300.0 million term loan B facility (“Term Loan B”) and a five-year $500.0 million revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders and agents party thereto.

On November 18, 2021, the Company completed a refinancing pursuant to which it issued $400.0 million of unsecured 4.125% senior notes due 2029 (the “Notes”) and amended and restated its Credit Agreement (the “Amended Credit Agreement”). The Amended Credit Agreement provides for (i) a five-year $400.0 million term loan A facility (“Amended Term Loan A”), with mandatory repayments beginning in March 2023 and (ii) a five-year $500.0 million revolving credit facility (the “Amended Revolving Credit Facility”) (collectively, the “Amended Credit Facilities”) with the lenders and agents party thereto. The net proceeds from the offering of the Notes, together with $7.6 million of cash on hand, were used to repay $265.0 million of the principal amount outstanding under Term Loan A, and all of the $133.0 million principal amount outstanding under Term Loan B.

These debt obligations could restrict our future business strategies and could adversely impact our future results of operations, financial conditions or cash flows. Refer to Note 10 to the Company's financial statements in this Form 10-K for additional information regarding the Company's Notes and Amended Credit Facilities, including covenants and interest rates thereunder, and borrowing limits and availability as of December 2022.

As of December 2022, the Company was in compliance with all applicable covenants under the Amended Credit Agreement and expects to maintain compliance with the applicable covenants for at least one year from the issuance of these financial statements. If economic conditions significantly deteriorate for a prolonged period, this could impact the Company's operating results and cash flows and thus our ability to maintain compliance with the applicable covenants. As a result, the Company could be required to seek new amendments to the Amended Credit Agreement or secure other sources of liquidity, such as refinancing of existing borrowings, the issuance of debt or equity securities, or sales of assets. However, there can be no assurance that the Company would be able to obtain such additional financing on commercially reasonable terms or at all.

The Amended Revolving Credit Facility may be used to borrow funds in both U.S. dollar and certain non-U.S. dollar currencies, and has a maximum borrowing capacity of $500.0 million and a $75.0 million letter of credit sublimit. The Company had no outstanding borrowings under the Amended Revolving Credit Facility as of December 2022.

The following table presents outstanding borrowings and available borrowing capacity under the Amended Revolving Credit Facility and our cash and cash equivalents balances as of December 2022:

(In millions)	December 2022	
Outstanding borrowings under the Amended Revolving Credit Facility	$	—
Available borrowing capacity under the Amended Revolving Credit Facility [1]	$	487.9
Cash and cash equivalents	$	59.2

[1] Available borrowing capacity under the Amended Revolving Credit Facility is net of $12.1 million of outstanding standby letters of credit issued on behalf of the Company under this facility.

At December 2022 and December 2021, the Company had $24.8 million and $10.1 million, respectively, of international lines of credit with various banks, which are uncommitted and may be terminated at any time by either the Company or the banks. There was $7.1 million of outstanding balances under these arrangements at December 2022, and no outstanding balances at December 2021. In addition, short-term borrowings included other debt of $0.2 million at both December 2022 and December 2021.

On August 5, 2021, the Company announced that its Board of Directors approved a share repurchase program (the "Repurchase Program"). The Repurchase Program authorized the repurchase of up to $200.0 million of the Company's outstanding Common Stock through open market or privately negotiated transactions. The timing and amount of repurchases are determined by the Company's management based on its evaluation of market conditions, share price, legal requirements and other factors. The Repurchase Program does not have an expiration date but may be suspended, modified or terminated at any time without prior notice. During the years ended December 2022 and December 2021, the Company repurchased 1.5 million and 1.4 million shares of Common Stock, respectively, for $62.5 million and $75.5 million, respectively, including commissions, under the Repurchase Program. Beginning in 2023, the Company will be subject to a 1% excise tax on net stock repurchases under the Inflation Reduction Act of 2022. All shares reacquired in connection with the Repurchase Program are treated as authorized and unissued shares upon repurchase. Of the $200.0 million authorized for repurchase under the share repurchase program, $62.0 million remained available for repurchase as of December 2022.

During 2022, the Company paid $103.7 million of dividends to its shareholders. On February 21, 2023, the Board of Directors declared a regular quarterly cash dividend of $0.48 per share of the Company's Common Stock. The cash dividend will be payable on March 20, 2023, to shareholders of record at the close of business on March 10, 2023.

The Company intends to continue to pay cash dividends in future periods. The declaration and amount of any future dividends will be dependent upon multiple factors including our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors or considerations that our Board of Directors deems relevant.

We anticipate utilizing cash flows from operations to support continued investments in our brands, talent and capabilities, strategic investment opportunities that may arise, dividend payments to shareholders, repayment of our debt obligations over time and repurchases of Common Stock. Management believes that our cash balances and funds provided by operating activities, along with existing borrowing capacity and access to capital markets, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, (ii) adequate liquidity to fund capital expenditures and planned dividend payouts and (iii) flexibility to repurchase Common Stock and fund strategic investment opportunities.

We currently expect capital expenditures to range from $35.0 million to $40.0 million in 2023, primarily to support manufacturing, information technology, owned brick and mortar stores and distribution.

The following table presents our cash flows during the periods:

(In millions)	Year Ended December			
Cash provided (used) by:	**2022**		**2021**	
Operating activities	$	83.6	$	283.9
Investing activities	$	(30.1)	$	(39.4)
Financing activities	$	(170.9)	$	(304.1)

Operating Activities

During 2022, cash provided by operating activities decreased $200.3 million as compared to 2021. The decrease was primarily due to unfavorable changes in working capital accounts, primarily related to increases in inventory as discussed above, as well as accounts payable and accrued liabilities, partially offset by favorable changes in accounts receivable and net income.

Investing Activities

During 2022, cash used by investing activities decreased $9.3 million as compared to 2021, primarily due to declines in capitalized computer software, partially offset by higher property, plant and equipment expenditures.

Financing Activities

During 2022, cash used by financing activities decreased $133.2 million as compared to 2021. This decrease was primarily due to our debt refinancing in 2021 where we repaid $523.0 million of term loans, partially offset by $400.0 million of proceeds from the issuance of the Notes.

Contractual Obligations

The Company believes it has sufficient liquidity to fund its operations and meet its short-term and long-term obligations. The Company's estimated contractual obligations and other commercial commitments at December 2022 and the future periods in which such obligations are expected to be settled in cash are described below.

Contractual commitments on the Company's balance sheets include obligations to make principal payments on $800 million of long-term debt based on the defined terms of our debt agreements. Refer to Note 10 to the Company's financial statements in this Form 10-K for additional information. These debt agreements also require periodic interest payments on floating and fixed rate terms. Future estimated interest payments under these agreements, based on interest rates in effect as of December 2022 and the remaining terms of the debt arrangements, are $40.7 million, $39.9 million, $38.7 million, $35.1 million and $16.5 million for 2023 through 2027, respectively, and $33.0 million thereafter.

The Company has future payments related to "other liabilities" recorded in the balance sheets, which primarily represent long-term liabilities for deferred compensation and other employee-related benefits. Refer to Note 11 and Note 12 to the Company's financial statements in this Form 10-K for additional information.

The Company is obligated under noncancelable operating leases. Refer to Note 19 to the Company's financial statements in this Form 10-K for additional information related to future lease payments.

The Company has unrecorded commitments consisting of inventory obligations, minimum royalty payments and other obligations. Other obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital spending and (iii) advertising. Refer to Note 20 to the Company's financial statements in this Form 10-K for additional information.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We have chosen accounting policies that management believes are appropriate to accurately and fairly report our operating results and financial position in conformity with Generally Accepted Accounting Principles. We apply these accounting policies in a consistent manner. Significant accounting policies are summarized in Note 1 to the Company's financial statements included in Part IV of this Annual Report on Form 10-K.

The application of these accounting policies requires that we make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, net revenues, expenses, contingent assets and liabilities and related disclosures. These estimates, assumptions and judgments are based on historical experience, current trends and other factors believed to be reasonable under the circumstances. Management evaluates these estimates and assumptions on an ongoing basis. Because our business cycle is relatively short (i.e., from the date that inventory is received until that inventory is sold and the trade accounts receivable is collected), actual results related to most estimates are known within a few months after any balance sheet date. In addition, we may retain outside specialists to assist in impairment testing of goodwill and intangible assets. Several of the estimates and assumptions we are required to make relate to future events and are therefore inherently uncertain, especially as it relates to events outside of our control. If actual results ultimately differ from previous estimates, the revisions are included in results of operations when the actual amounts become known.

We believe the following accounting policies involve the most significant management estimates, assumptions and judgments used in preparation of the financial statements or are the most sensitive to change from outside factors. The selection and application of the Company's critical accounting policies and estimates are periodically discussed with the Audit Committee of the Board of Directors.

Impairment Testing of Long-Lived Assets, Including Intangible Assets and Goodwill

Long Lived Assets — Property, Plant and Equipment and Operating Lease Assets

Description

Our policy is to review property, plant and equipment and operating lease assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. We test for potential impairment at the asset or asset group level, which is the lowest level for which there are identifiable cash flows that are largely independent, by comparing the carrying value to the estimated undiscounted cash flows expected to be generated by the asset. If the forecasted undiscounted cash flows to be generated by the asset are not expected to be adequate to recover the asset's carrying value, a fair value analysis must be performed, and an impairment charge is recorded if there is an excess of the asset's carrying value over its estimated fair value.

Judgments and Uncertainties

When testing property, plant and equipment or operating lease assets for potential impairment, management uses the income-based discounted cash flow method using the estimated cash flows of the respective asset or asset group. We include assumptions about sales growth and operating margins, considered against our budgets, business plans and economic projections. Assumptions are also made for varying terminal growth rates for years beyond the forecast period. Generally, we utilize operating margin assumptions based on future expectations, operating margins historically realized in the reporting units' industries and industry marketplace valuation multiples.

The estimated undiscounted cash flows of the asset or asset group through the end of its useful life are compared to its carrying value. If the undiscounted cash flows of the asset or asset group exceed its carrying value, there is no impairment charge. If the undiscounted cash flows of the asset or asset group are less than its carrying value, the estimated fair value of the asset or asset group is calculated based on the discounted cash flows using the reporting unit's weighted average cost of capital ("WACC"), and an impairment charge is recognized for the difference between the estimated fair value of the asset or asset group and its carrying value.

Effect if Actual Results Differ From Assumptions

We have not made any material changes in the methodology used to evaluate the impairment of property, plant and equipment and operating lease assets during 2022. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments, useful lives of property, plant and equipment or term length of leases. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to potentially material impairments. As of December 2022, the effect of a hypothetical 10% change in the aforementioned key assumptions would not have a material effect on reported results.

Indefinite-Lived Intangible Assets and Goodwill

Description

Our policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. As part of our annual impairment testing, we may elect to assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If management's assessment of these qualitative factors indicates that it is not more likely than not that the fair value of the intangible asset or reporting unit is less than its carrying value, then no further testing is required. Otherwise, the intangible asset or reporting unit must be quantitatively tested for impairment.

Judgments and Uncertainties

An indefinite-lived intangible asset is quantitatively tested for possible impairment by comparing the estimated fair value of the asset to its carrying value. Fair value of an indefinite-lived trademark is based on an income approach using the relief-from-royalty method. Under this method, forecasted net revenues for products sold with the trademark are assigned a royalty rate that would be charged to license the trademark (in lieu of ownership), and the estimated fair value is calculated as the present value of those forecasted royalties avoided by owning the trademark. The discount rate is based on the reporting unit's WACC that considers market participant assumptions, plus a spread that factors in the risk of the intangible asset. The royalty rate is selected based on consideration of (i) royalty rates included in active license agreements, if applicable, (ii) royalty rates received by market participants in the apparel industry and (iii) the current performance of the reporting unit. If the estimated fair value of the trademark intangible asset exceeds its carrying value, there is no impairment charge. If the estimated fair value of the trademark is less than its carrying value, an impairment charge would be recognized for the difference.

Goodwill is quantitatively evaluated for possible impairment by comparing the estimated fair value of a reporting unit to its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by segment management.

For goodwill impairment testing, we estimate the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to present value using the reporting unit's WACC as discussed above. For the market-based approach, management uses both the guideline company and similar transaction methods. The guideline company method analyzes market multiples of net revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of comparable public companies. The market multiples used in the valuation are based on the relative strengths and weaknesses of the reporting unit compared to the selected guideline companies. Under the similar transactions method, valuation multiples are calculated utilizing actual transaction prices and net revenue / EBITDA data from target companies deemed similar to the reporting unit.

Based on the range of estimated fair values developed from the income and market-based methods, we determine the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is not impaired and no further review is required. However, if the estimated fair value of the reporting unit is less than its carrying value, we calculate the impairment loss as the difference between the carrying value of the reporting unit and the estimated fair value.

The income-based fair value methodology requires management's assumptions and judgments regarding economic conditions in the markets in which we operate and conditions in the capital markets, many of which are outside of management's control. At the reporting unit level, fair value estimation requires management's assumptions and judgments regarding the effects of overall economic conditions on the specific reporting unit, along with assessment of the reporting unit's strategies and forecasts of future cash flows. Forecasts of individual reporting unit cash flows involve management's estimates and assumptions regarding:

- Annual cash flows, on a debt-free basis, arising from future net revenues and profitability, changes in working capital, capital spending and income taxes for at least a ten-year forecast period.

- A terminal growth rate for years beyond the forecast period. The terminal growth rate is selected based on consideration of growth rates used in the forecast period, historical performance of the reporting unit and economic conditions.

- A discount rate that reflects the risks inherent in realizing the forecasted cash flows. A discount rate considers the risk-free rate of return on long-term treasury securities, the risk premium associated with investing in equity securities of comparable companies, the beta obtained from comparable companies and the cost of debt for investment grade issuers. In addition, the discount rate may consider any company-specific risk in achieving the prospective financial information.

Under the market-based fair value methodology, judgment is required in evaluating market multiples and recent transactions. Management believes that the assumptions used for its impairment tests are representative of those that would be used by market participants performing similar valuations of our reporting units.

Effect if Actual Results Differ From Assumptions

Management makes its estimates based on information available as of the date of our assessment, using assumptions we believe market participants would use in performing an independent valuation of the business. It is possible that our conclusions regarding impairment or recoverability of goodwill or intangible assets in any reporting unit could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill and intangible asset impairment testing will prove to be accurate predictions of the future, if, for example, (i) the businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies for a specific reporting unit change from current assumptions, including loss of major customers, (iv) investors require higher rates of return on equity investments in the marketplace or (v) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of net revenues and EBITDA. A future impairment charge for goodwill or intangible assets could have a material effect on our financial position and results of operations. As of December 2022, the effect of a hypothetical 10% change in the aforementioned key assumptions would not have a material effect on reported results.

Income Taxes

Description

As a global company, Kontoor is subject to income taxes and files income tax returns in over 50 U.S. and foreign jurisdictions each year. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. The Company could be subject to changes in its tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities. The Company makes an ongoing assessment to identify any significant exposure related to increases in tax rates in the jurisdictions in which the Company operates.

Judgments and Uncertainties

The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and significant management judgment. The Company's income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments. The Company has reviewed all issues raised upon examination, as well as any exposure for issues that may be raised in future examinations. The Company has evaluated these potential issues under the "more-likely-than-not" standard of the accounting literature. A tax position is recognized if it meets this standard and is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized.

Effect if Actual Results Differ From Assumptions

Such judgments and estimates may change based on audit settlements, court cases, proposed tax regulations and interpretation of tax laws and regulations. Income tax expense could be materially affected to the extent the Company prevails in a tax position or when the statute of limitations expires for a tax position for which a liability for unrecognized tax benefits or valuation allowances have been established, or to the extent the Company is required to pay amounts greater than the established liability for unrecognized tax benefits. The Company does not currently anticipate any material impact on earnings from the ultimate resolution of income tax uncertainties. There are no accruals for general or unknown tax expenses.

The Company has $25.7 million of gross deferred income tax assets related to operating loss carryforwards, and $23.0 million of valuation allowances against those assets. Realization of deferred tax assets related to operating loss carryforwards is dependent on future taxable income in specific jurisdictions, the amount and timing of which are uncertain, and on possible changes in tax laws. If management believes that the Company will not be able to generate sufficient taxable income to offset losses during the carryforward periods, the Company records valuation allowances to reduce those deferred tax assets to amounts expected to be ultimately realized. If in a future period management determines that the amount of deferred tax assets to be realized differs from the net recorded amount, the Company would record an adjustment to income tax expense in that future period.

Recently Issued and Adopted Accounting Standards

Refer to Note 1 to the Company's financial statements included elsewhere in this Annual Report on Form 10-K for discussion of recently issued and adopted accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to risks in the ordinary course of business. Management regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges. Potential risks are discussed below.

Insured Risks

The Company is self-insured for a significant portion of its employee medical, workers' compensation, property and general liability exposures, and purchases from highly-rated commercial carriers to cover other risks, including property, casualty and umbrella, and to establish stop-loss limits on self-insurance arrangements.

Cash and Cash Equivalents Risks

We had $59.2 million of cash and cash equivalents at the end of 2022. Management continually monitors the credit ratings of the financial institutions with whom we conduct business. Similarly, management monitors the credit quality of cash equivalents.

Deferred Compensation and Related Investment Security Risks

The Company sponsors a nonqualified retirement savings plan for employees whose contributions to a 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer a portion of their compensation and to receive matching contributions for a portion of the deferred amounts. Certain of the Company's employees participate in this plan. The Company has purchased publicly traded mutual funds in the same amounts as the participant-directed hypothetical investments underlying the employee deferred compensation liabilities. Changes in the fair value of the participants' hypothetical investments are recorded as an adjustment to deferred compensation liabilities. The increases and decreases in deferred compensation liabilities are offset by corresponding increases and decreases in the market value of the mutual funds purchased by the Company, resulting in an insignificant net exposure to operating results and financial position.

Interest Rate Risks

The Company's debt outstanding under the Amended Credit Facilities bears interest at variable interest rates plus applicable spreads. In addition, the funding fees charged by the financial institution for the trade accounts receivable sale program are based on underlying variable interest rates. The Company uses derivative financial instruments to mitigate some of these exposures to the volatility in interest rates. However, changes in interest rates would also affect interest income earned on our cash equivalents. Based on balances of outstanding debt, sold trade accounts receivable and cash equivalents as of December 2022, the effect of a hypothetical 1% increase in interest rates would be a decrease in reported net income of approximately $2.4 million.

Foreign Currency Exchange Rate Risks

We are a global enterprise subject to the risk of foreign currency fluctuations. Approximately 21% of our net revenues in 2022 were generated in international markets. Most of our foreign businesses operate in functional currencies other than the U.S. dollar. In periods where the U.S. dollar strengthens relative to the euro or other foreign currencies where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. Management hedges certain of the Company's foreign currency transactions and may hedge investments in certain foreign operations.

The reported values of assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. The Company monitors and actively manages its net foreign currency market exposures and may enter into derivative contracts with external counterparties to hedge certain foreign currency accounts payable and accounts receivable transactions.

The Company's practice is to buy or sell foreign currency exchange contracts that cover up to 80% of foreign currency exposures for periods of up to 20 months. Currently, the Company uses only foreign exchange forward contracts to hedge foreign currency exposures but may use options or collars in the future. This use of financial instruments allows management to reduce the overall exposure to risks from exchange rate fluctuations on our cash flows and earnings, since gains and losses on these contracts will offset losses and gains on the transactions being hedged.

For cash flow hedging contracts outstanding at December 2022, if there were a hypothetical 10% change in foreign currency exchange rates compared to rates at the end of 2022, it would result in a change in fair value of those contracts of approximately $23.7 million. However, any change in the fair value of the hedging contracts would be substantially offset by a change in the fair value of the underlying hedged exposure impacted by the currency rate changes.

Counterparty Risks

We are exposed to credit-related losses in the event of nonperformance by counterparties to derivative hedging instruments. To manage this risk, we have established counterparty credit guidelines and only enter into derivative transactions with financial institutions that have 'A minus/A3' investment grade credit ratings or better. The Company monitors the credit rating of, and limits the amount hedged with, each counterparty. Additionally, management utilizes a portfolio of financial institutions to minimize exposure to potential counterparty defaults and adjusts positions as necessary.

Commodity Price Risks

We are exposed to market risks for the pricing of cotton, synthetics and other materials, which we typically purchase in a converted form such as fabric, including denim. To manage risks of commodity price changes, management negotiates prices in advance when possible. We have not historically managed commodity price exposures by using derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K for information required by this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), the Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2022, the Company's disclosure controls and procedures were effective to (1) ensure that the Company is able to record, process, summarize and report the information it is required to disclose in the reports it files with or submits to the SEC within the required time periods specified in the Commission's rules and forms and (2) accumulate and communicate this information to management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding this disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (2013).

Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8. Financial Statements and Supplementary Data.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by Item 10 of this Part III is included under the captions "Proposal No. 1—Election of Directors," "Executive Officers," "Corporate Governance—Code of Conduct," "Corporate Governance—Board Committees" and "Additional Information—Delinquent Section 16(a) Reports" (to the extent reported therein) in Kontoor's 2023 Proxy Statement that will be filed with the SEC within 120 days after the close of our year ended December 31, 2022, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by Item 11 of this Part III is included under the captions "Corporate Governance—Talent and Compensation Committee Interlocks and Insider Participation," "Director Compensation" and "Executive Compensation" in Kontoor's 2023 Proxy Statement that will be filed with the SEC within 120 days after the close of our year ended December 31, 2022, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by Item 12 of this Part III is included under the captions "Executive Compensation—2022 Equity Compensation Plan Information Table" and "Security Ownership of Certain Beneficial Owners and Management" in Kontoor's 2023 Proxy Statement that will be filed with the SEC within 120 days after the close of our year ended December 31, 2022, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information required by Item 13 of this Part III is included under the captions "Corporate Governance—Related Person Transactions Policy" and "Corporate Governance—Director Independence" in Kontoor's 2023 Proxy Statement that will be filed with the SEC within 120 days after the close of our year ended December 31, 2022, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required by Item 14 of this Part III is included under the caption "Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm" in Kontoor's 2023 Proxy Statement that will be filed with the SEC within 120 days after the close of our year ended December 31, 2022, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. Financial statements:

	PAGE NUMBER
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	45
Consolidated Balance Sheets	47
Consolidated Statements of Operations	48
Consolidated Statements of Comprehensive Income	49
Consolidated Statements of Cash Flows	50
Consolidated Statements of Equity	51
Notes to Consolidated Financial Statements	52

2. Financial statement schedules:

	PAGE NUMBER
Schedule II — Valuation and Qualifying Accounts	86

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

2.1	Separation and Distribution Agreement dated May 22, 2019 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed with the SEC on May 23, 2019)
3.1	Amended and Restated Articles of Incorporation of Kontoor Brands, Inc. effective as of May 7, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on June 20, 2019)
3.2	Amended and Restated Bylaws of Kontoor Brands, Inc. effective as of May 7, 2019 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on June 20, 2019)
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2020)
4.2	Indenture, dated as of November 18, 2021 by and among Kontoor Brands, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee, governing the 4.125% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the SEC on November 19, 2021)
10.1	Tax Matters Agreement dated May 22, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.2	Transition Services Agreement dated May 22, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.3	VF Intellectual Property License Agreement dated May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.4	Kontoor Intellectual Property License Agreement dated May 17, 2019 (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.5	Employee Matters Agreement dated May 22, 2019 (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.6+	Change in Control Agreement by and between Scott H. Baxter and Kontoor Brands, Inc. dated May 23, 2019 (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.7+	Change in Control Agreement by and between Rustin Welton and Kontoor Brands, Inc. dated May 23, 2019 (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.8+	Change in Control Agreement by and between Thomas E. Waldron and Kontoor Brands, Inc. dated May 23, 2019 (incorporated by reference to Exhibit 10.9 to the Company's Form 8-K filed with the SEC on May 23, 2019)

10.9+	Change in Control Agreement by and between Christopher Waldeck and Kontoor Brands, Inc. dated May 23, 2019 (incorporated by reference to Exhibit 10.10 to the Company's Form 8-K filed with the SEC on May 23, 2019)
10.10+	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.11+	Kontoor Brands, Inc. 2019 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.12+	Kontoor Brands Executive Deferred Savings Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.13+	Kontoor Brands Executive Deferred Savings Plan II (2020 Restatement) (incorporated by reference to Exhibit 10.43 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2022)
10.14+	Kontoor Brands 401(k) Savings Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on May 20, 2019)
10.15+	Form of Non-Qualified Stock Option Certificate (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.16+	Form of Non-Qualified Stock Option Certificate for Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.17+	Form of Award Certificate for Performance-Based Restricted Stock Units (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.18+	Form of Award Certificate for Restricted Stock Units for Non-Employee Directors (incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.19+	Form of Award Certificate for Restricted Stock Units (incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.20+	Form of Award Certificate for Restricted Stock (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.21+	Kontoor Brands, Inc. Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.22+	Kontoor Brands, Inc. Deferred Savings Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.23	Form of Indemnification Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form 10 filed with the SEC on April 1, 2019)
10.24+	Kontoor Brands, Inc. Mid-Term Incentive Plan, a subplan under the Stock Compensation Plan (incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.25+	Form of Award Certificate for Restricted Stock Units (2019 Launch Form) (incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.26+	Form of Award Certificate for Performance-Based Restricted Stock Units (Converted Awards Form) (incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.27+	Form of Award Certificate for Performance-Based Restricted Stock Units (2019 Launch Form) (incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2019)
10.28+	Kontoor Brands Executive Deferred Savings Plan II Amendment No. 1 (incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020)
10.29+	Kontoor Brands 401(k) Savings Plan Amendment No. 1 (incorporated by reference to Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020)
10.30+	Kontoor Brands 401(k) Savings Plan Amendment No. 2 (incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020)
10.31+	Kontoor Brands 401(k) Savings Plan Amendment No. 3 (incorporated by reference to Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020)
10.32+	Kontoor Brands 401(k) Savings Plan Amendment No. 4 (incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)
10.33+	Kontoor Brands 401(k) Savings Plan Amendment No. 5 (incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)
10.34+	Kontoor Brands 401(k) Savings Plan Amendment No. 6 (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)
10.35+	Kontoor Brands Executive Deferred Savings Plan II Amendment No. 2 (incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)

10.36+	Kontoor Brands 401(k) Savings Plan Amendment No. 7 (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2021)
10.37	Extension, dated November 12, 2020, of the Transition Services Agreement dated May 22, 2019 (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2021)
10.38+	Kontoor Brands, Inc. Mid-Term Incentive Plan, a subplan under the Stock Compensation Plan, as Amended and Restated effective December 16, 2021 (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed with the SEC on March 2, 2022)
10.39+	Form of Award Certificate for Restricted Stock Units (Standard Form) (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed with the SEC on March 2, 2022)
10.40+	Form of Award Certificate for Performance-Based Restricted Stock Units (Standard Form) (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed with the SEC on March 2, 2022)
10.41*	Amendment No. 1, dated as of December 12, 2022, to the Amended and Restated Credit Agreement, dated as of November 18, 2021, by and among Kontoor Brands, Inc., the co-borrowers and guarantors party thereto, and the lenders and agents from time to time party thereto.
21*	Subsidiaries of the Company
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included in signature pages of this Form 10-K)
31.1*	Certification of Scott H. Baxter, President, Chief Executive Officer and Chair of the Board, pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Rustin Welton, Executive Vice President and Chief Financial Officer, pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Scott H. Baxter, President, Chief Executive Officer and Chair of the Board, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Rustin Welton, Executive Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith.
**	Furnished herewith.
+	Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONTOOR BRANDS, INC.

March 1, 2023   By: /s/ Scott H. Baxter

Scott H. Baxter
President, Chief Executive Officer and Chair of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Scott H. Baxter and Rustin Welton, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of March 1, 2023:

Signature	Capacity
/s/ Scott H. Baxter Scott H. Baxter	President, Chief Executive Officer and Chair of the Board (Principal Executive Officer)
/s/ Rustin Welton Rustin Welton	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Denise Sumner Denise Sumner	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Robert K. Shearer Robert K. Shearer	Director
/s/ Kathleen S. Barclay Kathleen S. Barclay	Director
/s/ Ashley D. Goldsmith Ashley D. Goldsmith	Director
/s/ Robert M. Lynch Robert M. Lynch	Director
/s/ Andrew E. Page Andrew E. Page	Director
/s/ Mark L. Schiller Mark L. Schiller	Director
/s/ Shelley Stewart, Jr. Shelley Stewart, Jr.	Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kontoor Brands, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kontoor Brands, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022**,** and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Deferred Income Taxes

As described in Notes 1 and 17 to the financial statements, the Company has net deferred income tax assets of $60.4 million, including a valuation allowance of $25.8 million, as of December 31, 2022. Deferred income tax assets and deferred income tax liabilities reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net temporary differences and operating loss carryforwards are recorded utilizing tax rates currently enacted for the years in which the differences are expected to be settled or realized. Management periodically assesses the realizability of deferred income tax assets and the adequacy of deferred income tax liabilities, including the results of local, state, federal or foreign statutory tax audits and changes in estimates and judgments used. As disclosed by management, the Company is subject to income taxes and files income tax returns in over 50 U.S. and foreign jurisdictions each year.

The principal considerations for our determination that performing procedures relating to the accounting for deferred income taxes is a critical audit matter are (i) the significant judgment by management when assessing complex tax laws and regulations and when identifying and measuring deferred income tax assets and liabilities in such jurisdictions to which the Company is subject; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assessment of complex tax laws and regulations and the identification and measurement of deferred income tax assets and liabilities; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to accounting for deferred income taxes. These procedures also included, among others, (i) testing deferred income tax calculations and the financial data used in the deferred income tax calculations, (ii) testing the accuracy of the income tax rates utilized in the deferred income tax calculations, and (iii) evaluating management's assessment of the realizability of deferred income tax assets. Professionals with specialized skill and knowledge were used to assist in evaluating the application of relevant tax laws and regulations by jurisdiction.

/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 1, 2023

We have served as the Company's auditor since 2018.

KONTOOR BRANDS, INC.
Consolidated Balance Sheets

(In thousands, except share amounts)	December 2022	December 2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 59,179	$ 185,322
Accounts receivable, net	225,858	289,800
Inventories	596,836	362,957
Prepaid expenses and other current assets	100,396	72,579
Total current assets	982,269	910,658
Property, plant and equipment, net	104,465	105,155
Operating lease assets	51,029	54,950
Intangible assets, net	13,361	14,638
Goodwill	209,627	212,213
Deferred income tax assets	67,282	74,876
Other assets	154,228	160,534
TOTAL ASSETS	**$ 1,582,261**	**$ 1,533,024**
LIABILITIES AND EQUITY		
Current liabilities		
Short-term borrowings	$ 7,280	$ 249
Current portion of long-term debt	10,000	—
Accounts payable	206,262	214,204
Accrued liabilities	196,989	217,164
Operating lease liabilities, current	19,898	24,195
Total current liabilities	440,429	455,812
Operating lease liabilities, noncurrent	31,506	32,993
Deferred income tax liabilities	6,919	5,572
Other liabilities	70,031	99,192
Long-term debt	782,619	791,317
Commitments and contingencies		
Total liabilities	**1,331,504**	**1,384,886**
Equity		
Preferred Stock, no par value; shares authorized, 90,000,000; no shares outstanding at December 2022 and 2021	—	—
Common Stock, no par value; shares authorized, 600,000,000; outstanding shares of 55,516,872 at December 2022 and 56,381,466 at December 2021	—	—
Additional paid-in capital	243,696	218,259
Retained earnings	86,726	22,635
Accumulated other comprehensive loss	(79,665)	(92,756)
Total equity	**250,757**	**148,138**
TOTAL LIABILITIES AND EQUITY	**$ 1,582,261**	**$ 1,533,024**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)		Year Ended December				
		2022		**2021**		**2020**
Net revenues	$	**2,631,444**	$	**2,475,916**	$	**2,097,839**
Costs and operating expenses						
Cost of goods sold		1,497,076		1,368,190		1,234,150
Selling, general and administrative expenses		777,703		824,747		739,855
Total costs and operating expenses		**2,274,779**		**2,192,937**		**1,974,005**
Operating income		**356,665**		**282,979**		**123,834**
Interest expense		(34,919)		(38,900)		(49,992)
Interest income		1,352		1,480		1,608
Other expense, net		(3,962)		(959)		(2,514)
Income before income taxes		**319,136**		**244,600**		**72,936**
Income taxes		73,643		49,177		5,013
Net income	$	**245,493**	$	**195,423**	$	**67,923**
Earnings per common share						
Basic	$	4.40	$	3.40	$	1.19
Diluted	$	4.31	$	3.31	$	1.17
Weighted average shares outstanding						
Basic		55,744		57,394		56,994
Diluted		56,962		59,086		57,858

See accompanying notes to consolidated financial statements.

KONTOOR BRANDS, INC.

Consolidated Statements of Comprehensive Income

(In thousands)	Year Ended December 2022	2021	2020
Net income	**$ 245,493**	**$ 195,423**	**$ 67,923**
Other comprehensive income (loss)			
Net change in foreign currency translation	(14,337)	(12,947)	3,940
Net change in defined benefit pension plans	4,420	(288)	412
Net change in derivative financial instruments	23,008	15,286	(19,461)
Total other comprehensive income (loss), net of related taxes	**13,091**	**2,051**	**(15,109)**
Comprehensive income	**$ 258,584**	**$ 197,474**	**$ 52,814**

See accompanying notes to consolidated financial statements.

KONTOOR BRANDS, INC.
Consolidated Statements of Cash Flows

	Year Ended December		
(In thousands)	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$ 245,493	$ 195,423	$ 67,923
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	37,126	36,599	34,491
Stock-based compensation	21,891	38,516	15,948
Provision for doubtful accounts	(44)	330	18,338
Deferred income taxes	127	3,637	2,706
Other	(592)	9,087	(1,131)
Changes in operating assets and liabilities:			
Accounts receivable	56,696	(60,957)	(17,647)
Inventories	(236,166)	(24,928)	119,276
Accounts payable	(4,117)	47,662	17,375
Income taxes	6,916	15,987	(3,390)
Accrued liabilities	(31,108)	18,859	(4,178)
Other assets and liabilities	(12,637)	3,647	(7,741)
Cash provided by operating activities	**83,585**	**283,862**	**241,970**
INVESTING ACTIVITIES			
Property, plant and equipment expenditures	(18,375)	(10,551)	(18,182)
Capitalized computer software	(10,022)	(26,322)	(44,207)
Proceeds from sales of assets	64	669	18,155
Other	(1,785)	(3,167)	(4,833)
Cash used by investing activities	**(30,118)**	**(39,371)**	**(49,067)**
FINANCING ACTIVITIES			
Borrowings under revolving credit facility	163,000	—	512,500
Repayments under revolving credit facility	(163,000)	—	(512,500)
Proceeds from issuance of senior notes	—	400,000	—
Payment of deferred financing costs	(298)	(8,010)	(4,346)
Repayments of term loans	—	(523,000)	—
Repurchases of Common Stock	(62,494)	(75,462)	—
Dividends paid	(103,661)	(95,081)	(54,768)
Shares withheld for taxes, net of proceeds from issuance of Common Stock	(11,700)	(1,951)	1,389
Other	7,246	(562)	38
Cash used by financing activities	**(170,907)**	**(304,066)**	**(57,687)**
Effect of foreign currency rate changes on cash and cash equivalents	(8,703)	(3,241)	6,114
Net change in cash and cash equivalents	**(126,143)**	**(62,816)**	**141,330**
Cash and cash equivalents - beginning of period	**185,322**	**248,138**	**106,808**
Cash and cash equivalents - end of period	**$ 59,179**	**$ 185,322**	**$ 248,138**
Supplemental cash flow information:			
Interest paid, net of amounts capitalized	$ 31,955	$ 27,074	$ 47,069
Income taxes paid	67,798	32,607	15,626
Change in accrual for property, plant and equipment	2,522	(336)	(4,623)
Change in accrual for capitalized computer software	2,958	(2,669)	(889)

See accompanying notes to consolidated financial statements.

KONTOOR BRANDS, INC.
Consolidated Statements of Equity

(In thousands)	Common Stock Shares	Common Stock Amounts	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Equity
Balance, December 2019	**56,812**	**$ —**	**$ 150,673**	**$ (1,718)**	**$ (79,698)**	**$ 69,257**
Net income	—	—	—	67,923	—	67,923
Stock-based compensation, net	443	—	21,624	(4,286)	—	17,338
Other comprehensive loss	—	—	—	—	(15,109)	(15,109)
Dividends on Common Stock ($0.96 per share)	—	—	—	(54,768)	—	(54,768)
Balance, December 2020	**57,255**	**$ —**	**$ 172,297**	**$ 7,151**	**$ (94,807)**	**$ 84,641**
Net income	—	—	—	195,423	—	195,423
Stock-based compensation, net	504	—	45,962	(9,396)	—	36,566
Other comprehensive income	—	—	—	—	2,051	2,051
Dividends on Common Stock ($1.66 per share)	—	—	—	(95,081)	—	(95,081)
Repurchases of Common Stock	(1,378)	—	—	(75,462)	—	(75,462)
Balance, December 2021	**56,381**	**$ —**	**$ 218,259**	**$ 22,635**	**$ (92,756)**	**$ 148,138**
Net income	—	—	—	245,493	—	245,493
Stock-based compensation, net	631	—	25,437	(15,247)	—	10,190
Other comprehensive income	—	—	—	—	13,091	13,091
Dividends on Common Stock ($1.86 per share)	—	—	—	(103,661)	—	(103,661)
Repurchases of Common Stock	(1,495)	—	—	(62,494)	—	(62,494)
Balance, December 2022	**55,517**	**$ —**	**$ 243,696**	**$ 86,726**	**$ (79,665)**	**$ 250,757**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 1 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kontoor Brands, Inc. ("Kontoor," the "Company," "we," "us" or "our") is a global lifestyle apparel company headquartered in the United States ("U.S."). The Company designs, produces, procures, markets and distributes apparel, footwear and accessories, primarily under the brand names *Wrangler*® and *Lee*®. The Company's products are sold in the U.S. through mass merchants, specialty stores, mid-tier and traditional department stores, company-operated stores and online. The Company's products are also sold internationally, primarily in the Europe and Asia-Pacific regions, through department, specialty, company-operated, concession retail and independently-operated partnership stores and online.

Fiscal Year

The Company operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. For presentation purposes herein, all references to periods ended December 2022, December 2021 and December 2020 correspond to the 52-week fiscal years ended December 31, 2022 and January 1, 2022 and the 53-week fiscal year ended January 2, 2021, respectively.

Macroeconomic Environment and Other Recent Developments

Macroeconomic conditions, including inflation, rising interest rates, recessionary concerns, distress in global credit markets and foreign currency exchange rates, as well as ongoing supply chain disruptions, labor challenges and the COVID-19 pandemic, continue to adversely impact global economic conditions, as well as the Company's operations. We do not have significant operations in Russia or Ukraine, and exited our distribution arrangement in Russia in 2022. However, the conflict between Russia and Ukraine continues to cause disruption in the surrounding areas and greater uncertainty in the global economy. The Company considered the impact of these developments on the assumptions and estimates used when preparing these annual financial statements including, but not limited to, our allowance for doubtful accounts, inventory valuations, liabilities for variable consideration and contract termination, deferred tax valuation allowances, fair value measurements including asset impairment evaluations, the effectiveness of the Company's hedging instruments and expected compliance with all applicable financial covenants in our Amended Credit Agreement (as defined in Note 10 to the Company's financial statements). These assumptions and estimates may change as new events occur and additional information is obtained regarding the impact of macroeconomic conditions, global supply chain disruptions, labor challenges, COVID-19 and the Russia-Ukraine conflict. Such future changes may have an adverse impact on the Company's results of operations, financial position and liquidity.

Basis of Presentation - Consolidated Financial Statements

The consolidated financial statements and related disclosures are presented in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The Company's consolidated financial statements for all periods presented are referred to throughout this Annual Report on Form 10-K as "financial statements."

Use of Estimates

In preparing the financial statements in accordance with GAAP, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Foreign Currency Translation and Transactions

The financial statements of most foreign subsidiaries are measured using the foreign currency as their functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at average exchange rates during the period. Resulting translation gains and losses are reported in other comprehensive income (loss) ("OCL").

Certain transactions are denominated in a currency other than the functional currency of a particular subsidiary, and typically result in receivables or payables that are denominated in the foreign currency. Transaction gains or losses arise when exchange rate fluctuations either increase or decrease the functional currency cash flows from the originally recorded transactions. As discussed in Note 14 to the Company's financial statements, the Company enters into contracts to manage foreign currency risk on certain of these transactions. Foreign currency transaction gains and losses reported in the statements of operations, net of the related hedging gains and losses, were a gain of $7.9 million in 2022, a loss of $3.1 million in 2021 and a gain of $6.0 million in 2020.

Cash and Cash Equivalents

Cash and cash equivalents are demand deposits, receivables from third-party credit card processors and highly liquid investments that mature within three months of their purchase dates. Cash equivalents totaling $22.3 million and $113.7 million at December 2022 and 2021, respectively, consist of money market funds and short-term time deposits.

Accounts Receivable, Net of Allowance for Doubtful Accounts

Trade accounts receivable are recorded at invoiced amounts, less contractual allowances for trade terms and discounts. Royalty receivables are recorded at invoiced amounts based on the licensees' sales of licensed products.

The Company is exposed to credit losses primarily through trade accounts receivable from customers and licensees which are generally short-term in nature. The Company maintains an allowance for doubtful accounts that will result from the inability of customers to make required payments of outstanding balances. In estimating this allowance, accounts receivable are evaluated on a pooled basis at each reporting date and aggregated on the basis of similar risk characteristics, including current and forecasted industry trends and economic conditions, aging status of accounts, geographical location, and the financial strength and credit standing of customers, including payment and default history. Additionally, specific allowance amounts are established for customer balances that have a higher probability of default. Receivables are written off against the allowance when all collection efforts have been exhausted and the likelihood of collection is remote.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method. Existence of physical inventory is verified through periodic physical inventory counts and ongoing cycle counts throughout the year.

Property, Plant and Equipment

Property, plant and equipment is initially recorded at cost. The Company capitalizes improvements to property, plant and equipment that substantially extend the useful life of an asset, and interest cost incurred during construction of major assets. Depreciation is computed using the straight-line method over each asset's estimated useful life, ranging from three to ten years for machinery and equipment and up to 40 years for buildings. Amortization expense for leasehold improvements is recognized over the shorter of the estimated useful life or lease term and is included in depreciation and amortization expense. Repair and maintenance costs are expensed as incurred.

Capitalized Computer Software and Cloud Computing Arrangements

Expenditures for major software purchases and software developed for internal use, including cloud computing arrangements with software licenses purchased from vendors, are capitalized and amortized on a straight-line basis over periods ranging from five to ten years. The Company's policy provides for the capitalization of external direct costs associated with developing or obtaining internal use computer software. Capitalized computer software costs are included in the balance sheet within "other assets." Costs associated with preliminary project stage activities, training, maintenance and post-implementation stage activities are expensed as incurred.

The Company completed its implementation of a new global enterprise resource planning ("ERP") system in 2021. During 2021, the Company capitalized $23.5 million related to the Company's global ERP implementation and information technology infrastructure build-out, of which $23.2 million is reflected within "other assets" and $0.3 million is reflected within "property, plant and equipment, net" at December 2021.

Cloud computing arrangements, including any related implementation costs, that do not include a license are accounted for as service contracts and the fees associated with the hosting service are expensed as incurred. The current and long-term portion of these costs are included in the balance sheets within "Prepaid expenses and other current assets" and "Other assets," respectively.

Intangible Assets

Intangible assets include acquired trademarks and trade names, some of which are registered in multiple countries. Amortization of finite-lived trademarks is computed on a straight-line basis over a 16 year estimated useful life. Trademarks and trade names determined to have indefinite lives are not amortized.

Depreciation and Amortization Expense

Depreciation and amortization expense related to producing or otherwise obtaining finished goods inventories is reflected in the Company's statements of operations within "cost of goods sold" and all other depreciation and amortization expense is reflected within "selling, general and administrative expenses."

Impairment of Long-lived Assets

Property, Plant and Equipment, Operating Lease Assets and Finite-lived Intangible Assets — The Company's policy is to review property, plant and equipment, right-of-use operating lease assets and amortizable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If the forecasted undiscounted cash flows to be generated by an asset are not expected to recover the asset's carrying value, the estimated fair value is calculated, and an impairment charge is recorded to the extent that an asset's carrying value exceeds its estimated fair value.

Goodwill and Indefinite-lived Intangible Assets — The Company's policy is to evaluate goodwill and indefinite-lived intangible assets for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying value. The Company may first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If the Company determines that it is not more likely than not that the fair value of an asset or reporting unit is less than its carrying value, then no further testing is required. Otherwise, the assets must be quantitatively tested for possible impairment.

Goodwill is quantitatively tested for possible impairment by comparing the estimated fair value of a reporting unit with its carrying value, including the goodwill assigned to that reporting unit. An impairment charge is recorded to the extent that the carrying value of the reporting unit exceeds its estimated fair value. An indefinite-lived intangible asset is quantitatively tested for possible impairment by comparing the estimated fair value of the asset with its carrying value. An impairment charge is recorded to the extent that the carrying value of the asset exceeds its estimated fair value.

Leases and Rent Expense

The Company enters into operating leases for retail stores, operational facilities, vehicles and certain equipment, with terms expiring at various dates through 2033. Leases for real estate typically have initial terms ranging from one to ten years, generally with renewal options. Leases for vehicles and equipment typically have initial terms ranging from one to seven years.

The Company determines whether an arrangement is a lease at inception and combines lease and non-lease components as a single component for all asset classes. For leases with a term of 12 months or less, the Company does not recognize a right-of-use asset and related lease liability.

Most leases have fixed rentals, with many of the real estate leases requiring additional payments for real estate taxes and occupancy-related costs. Certain of the Company's leases contain fixed, indexed, or market-based escalation clauses which impact future payments. Variable payment provisions, such as contingent rent based on percent of sales or excess mileage over specified levels, are recognized when the liability is probable. The Company's leases typically contain customary covenants and restrictions. Rent expense for leases is recorded on a straight-line basis over the lease term beginning on the lease commencement date, which is the date the underlying asset is made available to the Company, and incorporates the effects of any associated landlord incentives or scheduled rent fluctuations.

Lease agreements may include optional renewals, terminations or purchases, which are considered in the Company's assessments of lease terms when such options are reasonably certain to be exercised. For retail real estate leases, the Company does not typically include renewal options in the underlying lease term. For non-retail real estate leases, the Company includes the renewal options in the underlying lease term if renewal options are reasonably certain to be exercised. Renewals for all other leases are determined on a lease-by-lease basis.

The Company measures right-of-use operating lease assets and related operating lease liabilities based on the present value of remaining lease payments, including in-substance fixed payments, the current payment amount when payments depend on an index or rate (e.g., inflation adjustments, market renewals) and the amount the Company believes is probable to be paid to the lessor under residual value guarantees, when applicable. As applicable borrowing rates are not typically implied within our lease arrangements, the Company discounts lease payments based on its estimated incremental borrowing rate at lease commencement, or modification, which is based on the Company's estimated credit rating, the lease term at commencement or modification and the contract currency of the lease arrangement.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied based on the transfer of control of promised goods or services. The transfer of control typically occurs at a point in time based on consideration of when the customer has i) an obligation to pay for, ii) physical possession of, iii) legal title to, iv) risks and rewards of ownership of and v) accepted the goods or services. Revenue recognition within the wholesale channels occurs either upon shipment or delivery of goods based on contractual terms with the customer. Revenue recognition in the direct-to-consumer channels typically occurs at the point of sale for Company-operated or concession retail stores and either upon shipment or delivery of goods for e-commerce transactions based on contractual terms with the customer. For finished products shipped directly to customers from our suppliers, the Company's promise to the customer is a performance obligation to provide the specified goods and the Company has discretion in establishing pricing. For each of these arrangements, the Company is the principal and revenue is recognized on a gross basis at the transaction price.

Contractual arrangements with customers in our wholesale channels are typically on a purchase order basis with terms of less than one year. Payment terms with customers are typically between 30 and 60 days. The Company does not adjust the promised amount of consideration for the effects of a significant financing component as it is expected, at contract inception, that the period between the transfer of the promised good or service to the customer and the customer payment for the good or service will be one year or less.

The amount of revenue recognized reflects the expected consideration to be received for providing the goods or services to the customer, net of estimates for variable consideration which includes allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks and product returns. Estimates of variable consideration are determined at contract inception and reassessed at each reporting date, at a minimum, to reflect any changes in facts and circumstances. The Company utilizes the expected value method in determining its estimates of variable consideration, based on evaluations of specific product and customer circumstances, historical and anticipated trends and current economic conditions. Estimates for variable consideration are recorded as "accrued liabilities" in the Company's balance sheets.

Revenue from the sale of gift cards is deferred and recorded as a contract liability until the gift card is redeemed by the customer, factoring in breakage as appropriate, which considers whether the Company has a legal obligation to remit the value of the unredeemed gift card to any jurisdiction under unclaimed property regulations.

During 2022, the Company launched a customer loyalty program, allowing customers to earn rewards which are redeemable across both brands for discounts on future purchases. Under the program, the Company estimates the standalone selling price of the loyalty rewards and allocates a portion of the consideration for the sale of products to the loyalty points earned. The deferred amount is recorded as a contract liability, and recognized as revenue when the points are redeemed or when the likelihood of redemption is remote.

The Company has elected to treat all shipping and handling activities as fulfillment costs and recognize the costs as selling, general and administrative expenses at the time the related revenue is recognized. Shipping and handling costs billed to customers are included in net revenues. Sales taxes and value added taxes collected from customers and remitted directly to governmental authorities are excluded from the transaction price.

The Company has licensing agreements for its symbolic intellectual property, most of which include minimum guarantees for sales-based royalties. Royalty income is recognized as earned over the respective license term based on the greater of minimum guarantees or the licensees' sales of licensed products at rates specified in the licensing contracts. Royalty income related to the minimum guarantees is recognized using a measure of progress with variable amounts recognized only when the cumulative earned royalty exceeds the minimum guarantees and collection is probable. As of December 2022, the Company has contractual rights under its licensing agreements to receive $54.1 million of fixed consideration related to the future minimum guarantees through December 2028. The variable consideration is not disclosed as a remaining performance obligation as the licensing arrangements qualify for the sales-based royalty exemption. Royalty income was included within "net revenues" in the Company's statements of operations and was $32.5 million, $26.6 million and $18.7 million in 2022, 2021 and 2020, respectively.

Disclosure is required for the aggregate transaction price allocated to performance obligations that are unsatisfied at the end of a reporting period, unless the optional practical expedients are applicable. The Company elected the practical expedients that do not require disclosure of the transaction price allocated to remaining performance obligations for (i) variable consideration related to sales-based royalty arrangements and (ii) contracts with an original expected duration of one year or less.

The Company has applied the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

Cost of Goods Sold

Cost of goods sold for company-manufactured goods includes all materials, labor and overhead costs incurred in the production process. Cost of goods sold for purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to manufacturing or purchasing finished goods, including costs of planning, purchasing, quality control, depreciation, restructuring, freight, duties, royalties paid to third parties and shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs of product development, selling, advertising and marketing, company-operated retail stores, concession retail stores, warehousing, distribution, shipping and handling, licensing, restructuring and administration. Advertising and marketing costs are expensed as incurred and totaled $137.8 million, $142.0 million and $98.8 million in 2022, 2021 and 2020, respectively. Advertising and marketing costs include traditional and digital media, as well as other expenses related to demand creation and internal payroll costs for advertising and marketing employees. Advertising and marketing costs also include cooperative advertising payments made to the Company's customers as reimbursement for their costs of advertising the Company's products, and totaled $4.3 million, $3.3 million and $4.6 million in 2022, 2021 and 2020, respectively. Shipping and handling costs for delivery of products to customers totaled $89.0 million, $84.4 million and $56.2 million in 2022, 2021 and 2020, respectively.

Derivative Financial Instruments

Derivative financial instruments are measured at fair value in the Company's balance sheets. Unrealized gains and losses are recognized as assets and liabilities, respectively, and classified as current or noncurrent based on the derivatives' maturity dates. The accounting for changes in the fair value of derivative instruments (i.e., gains and losses) depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

To qualify for hedge accounting treatment, all hedging relationships must be formally documented at the inception of the hedges and must be highly effective in offsetting changes in future cash flows of hedged transactions. Further, at the inception of a contract and on an ongoing basis, the Company assesses whether the hedging instruments are effective in offsetting the risk of the hedged transactions. Occasionally, a portion of a derivative instrument will be considered ineffective in hedging the originally identified exposure due to a decline in amount or a change in timing of the hedged exposure. In such cases, hedge accounting treatment is discontinued for the ineffective portion of that hedging instrument, and any change in fair value for the ineffective portion is recognized in net income. The Company does not use derivative instruments for trading or speculative purposes. Hedging cash flows are classified in the Company's statements of cash flows in the same category as the items being hedged. Hedging contracts are further described in Note 14 to the Company's financial statements.

Cash Flow Hedges — The Company uses foreign currency exchange contracts primarily to hedge a portion of the exchange risk for its forecasted sales, purchases, intercompany service fees and royalties. The Company uses interest rate swap agreements to partially hedge the interest rate risk associated with the volatility of the applicable monthly interest rate benchmark.

Derivative Contracts Not Designated as Hedges — Any contracts that are not designated as hedges, primarily related to foreign currency exchange risk on certain accounts receivable and accounts payable, are recorded at fair value in the Company's balance sheets. Changes in the fair values of derivative contracts not designated as hedges are recognized directly in earnings.

The counterparties to our derivative contracts are financial institutions with investment grade credit ratings, but this does not eliminate the Company's exposure to credit risk with these institutions. To manage its credit risk, the Company monitors the credit risks of its counterparties, limits its exposure in the aggregate and to any single counterparty, and adjusts its hedging positions as appropriate. The impact of the Company's credit risk and the credit risk of its counterparties, as well as the ability of each party to fulfill its obligations under the contracts, is considered in determining the fair value of the derivative contracts. Credit risk has not had a significant effect on the fair value of our derivative contracts. The counterparties to our derivative contracts are also lenders under our Amended Credit Facilities (as defined in Note 10 to the Company's financial statements). These derivative contracts are secured by the same collateral that secures our Amended Credit Facilities.

Self-insurance

The Company is self-insured for a significant portion of its employee medical, workers' compensation, property and general liability exposures. Liabilities for self-insured exposures are accrued at the present value of amounts expected to be paid based on historical claims experience and actuarial data for forecasted settlements of claims filed and for incurred but not yet reported claims. Accruals for self-insured exposures are included in current and noncurrent liabilities based on the expected periods of payment. Excess liability insurance has been purchased to limit the amount of self-insured risk on claims.

Income Taxes

Income taxes are provided on pre-tax income for financial reporting purposes. "Deferred income tax assets" and "deferred income tax liabilities," as presented in the Company's balance sheets, reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net temporary differences and operating loss carryforwards are recorded utilizing tax rates currently enacted for the years in which the differences are expected to be settled or realized. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits and changes in estimates and judgments used. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not (likelihood of more than 50%) that some portion, or all, of a deferred tax asset will not be realized. Accrued income taxes as presented in the Company's balance sheets include unrecognized income tax benefits along with related interest and penalties, appropriately classified as current or noncurrent. All deferred tax assets and liabilities are classified as noncurrent in the Company's balance sheets. The provision for income taxes as presented in the Company's statements of income also includes estimated interest and penalties related to uncertain tax positions.

Concentration of Risks

The Company markets products to a broad customer base throughout the world. Products are sold at a range of price points through our wholesale and direct-to-consumer channels. The Company's two largest customers, both U.S.-based retailers, accounted for 36% and 11% of 2022 net revenues, and the top ten customers accounted for 62% of 2022 net revenues. Sales are typically made on an unsecured basis under customary terms that vary by product, channel of distribution or geographic region. The Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits. The Company is not aware of any issues with respect to relationships with any of its top customers.

Legal and Other Contingencies

Management periodically assesses liabilities and contingencies in connection with legal proceedings and other claims that may arise from time to time. When it is probable that a loss has been or will be incurred, an estimate of the loss is recorded in the financial statements. Estimates of losses are adjusted when additional information becomes available or circumstances change. A contingent liability is disclosed when there is at least a reasonable possibility that a material loss may have been incurred. Management believes that the outcome of any outstanding or pending matters, individually and in the aggregate, will not have a material adverse effect on the financial statements.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes conversion of potentially dilutive securities such as stock options, restricted stock and restricted stock units.

Reclassifications

Certain prior year amounts in the Company's disclosures have been reclassified to conform with the current year presentation.

Recently Adopted Accounting Standards

In March 2020, January 2021 and December 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2020-04, *"Facilitation of the Effects of Reference Rate Reform on Financial Reporting*," ASU 2021-01 "*Reference Rate Reform (Topic 848): Scope*" and ASU 2022-06, "*Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,*" respectively (collectively "ASU 2020-04"). This guidance is intended to provide temporary optional expedients and exceptions for applying GAAP to contract modifications and hedge accounting to ease the financial reporting burdens related to the market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, was effective upon issuance and applicable to contract modifications made or relationships entered into by the Company any time from the issuance date through December 31, 2024. The Company modified its Amended Credit Agreement (as defined in Note 10 to the Company's financial statements) and interest rate swap agreements during the fourth quarter of 2022 to transition from LIBOR to the Secured Overnight Financing Rate ("SOFR"), and applied the expedients under ASU 2020-04, which did not have a significant impact on the Company's financial statements or related disclosures.

Recently Issued Accounting Standards

In September 2022, the Financial Accounting Standards Board issued ASU 2022-04, "Disclosure of Supplier Finance Program Obligations," which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs, outstanding confirmed amounts as of period end, a description of where those obligations are presented in the balance sheet and a rollforward of obligations. This guidance is effective for the Company beginning in the first quarter of 2023, except for the obligation rollforward requirement which is effective beginning in the first quarter of 2024, with early adoption permitted. The Company is currently evaluating the impact that adoption of this guidance will have on the disclosures to be included in the notes to the Company's financial statements beginning with the first quarter of 2023.

NOTE 2 — REVENUES

Disaggregation of Revenue

The following tables present revenues disaggregated by channel and geography. Revenues from licensing arrangements have been included within the U.S. or Non-U.S. Wholesale channels, based on the respective region where the licensee sells the product. Direct-to-Consumer revenues include sales at company-operated *Wrangler*® and *Lee*® branded full-price and outlet stores, digital sales at www.wrangler.com and www.lee.com and sales from international concession arrangements.

Other primarily includes sales and licensing of *Rock & Republic*®, other company-owned brands and private label apparel. Other also included sales of third-party branded merchandise at company-owned outlet stores through the first quarter of 2021, after which they were discontinued.

(In thousands)	Year Ended December 2022			
	Wrangler	Lee	Other	Total
Channel revenues				
U.S. Wholesale	$ 1,423,757	$ 460,799	$ 9,903	$ 1,894,459
Non-U.S. Wholesale	183,714	266,201	903	450,818
Direct-to-Consumer	138,334	147,366	467	286,167
Total	**$ 1,745,805**	**$ 874,366**	**$ 11,273**	**$ 2,631,444**
Geographic revenues				
U.S.	$ 1,542,593	$ 521,636	$ 10,370	$ 2,074,599
International	203,212	352,730	903	556,845
Total	**$ 1,745,805**	**$ 874,366**	**$ 11,273**	**$ 2,631,444**

(In thousands)	Year Ended December 2021			
	Wrangler	Lee	Other	Total
Channel revenues				
U.S. Wholesale	$ 1,269,718	$ 420,720	$ 9,979	$ 1,700,417
Non-U.S. Wholesale	186,355	301,332	2,854	490,541
Direct-to-Consumer	119,158	165,000	21	284,179
Other	—	—	779	779
Total	**$ 1,575,231**	**$ 887,052**	**$ 13,633**	**$ 2,475,916**
Geographic revenues				
U.S.	$ 1,370,916	$ 487,214	$ 10,779	$ 1,868,909
International	204,315	399,838	2,854	607,007
Total	**$ 1,575,231**	**$ 887,052**	**$ 13,633**	**$ 2,475,916**

(In thousands)	Year Ended December 2020			
	Wrangler	Lee	Other	Total
Channel revenues				
U.S. Wholesale	$ 1,101,148	$ 319,347	$ 10,244	$ 1,430,739
Non-U.S. Wholesale	147,738	214,493	2,024	364,255
Direct-to-Consumer	100,528	153,780	22	254,330
Other	—	—	48,515	48,515
Total	**$ 1,349,414**	**$ 687,620**	**$ 60,805**	**$ 2,097,839**
Geographic revenues				
U.S.	$ 1,189,060	$ 394,311	$ 58,781	$ 1,642,152
International	160,354	293,309	2,024	455,687
Total	**$ 1,349,414**	**$ 687,620**	**$ 60,805**	**$ 2,097,839**

Contract Balances

Accounts receivable represent the Company's unconditional right to receive consideration from a customer and are recorded at net invoiced amounts, less estimated allowances.

Contract assets are rights to consideration in exchange for goods or services that have been transferred to a customer when that right is conditional on something other than the passage of time. Once the Company has an unconditional right to consideration under a contract, amounts are invoiced and contract assets are reclassified to "accounts receivable" within the Company's balance sheets. The Company's primary contract assets relate to sales-based royalty arrangements.

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer, and thus represent the Company's obligation to transfer the good or service to the customer.

The following table presents information about contract balances recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Accounts receivable, net	$ 225,858	$ 289,800
Contract assets [a]	$ 5,050	$ 3,093
Contract liabilities [b]	$ 1,057	$ 2,258

[a] Included within "prepaid expenses and other current assets" in the Company's balance sheets.
[b] Included within "accrued liabilities" in the Company's balance sheets.

For the year ended December 2022, revenue of $1.5 million was recognized that was included in contract liabilities as of December 2021. For the year ended December 2021, revenue recognized that was included in contract liabilities as of December 2020 was not significant.

Performance Obligations

As of December 2022, there were no arrangements with any transaction price allocated to remaining performance obligations other than (i) contracts for which the Company has applied the practical expedients and (ii) fixed consideration related to future minimum guarantees. For the year ended December 2022, revenue recognized from performance obligations satisfied, or partially satisfied, in prior periods was not significant.

NOTE 3 — BUSINESS SEGMENT INFORMATION

The Company has two reportable segments:

- Wrangler — *Wrangler*® branded denim, apparel, footwear and accessories.

- Lee — *Lee*® branded denim, apparel, footwear and accessories.

The Company considers its chief executive officer to be its chief operating decision maker. The chief operating decision maker allocates resources and assesses performance based on the global brand operating results of *Wrangler*® and *Lee*®, which are the Company's operating and reportable segments.

In addition, we report an "Other" category in order to reconcile segment revenues and segment profit to the Company's operating results, but the Other category does not meet the criteria to be considered a reportable segment. Other primarily includes sales and licensing of *Rock & Republic*®, other company-owned brands and private label apparel. Other also included sales of third-party branded merchandise at company-owned outlet stores through the first quarter of 2021, after which they were discontinued.

Accounting policies utilized for internal management reporting at the individual segments are consistent with those included in Note 1 to the Company's financial statements, except as noted below.

The Company has allocated costs for certain centralized functions and programs to the *Wrangler*® and *Lee*® segments based on appropriate metrics such as usage or production of net revenues. These centralized functions and programs include, but are not limited to, information technology, human resources, supply chain, insurance and related benefit costs associated with those functions.

Corporate and other expenses, including certain restructuring costs, and interest income and expense are not controlled by segment management and therefore are excluded from the measurement of segment profit.

The following table presents financial information for the Company's reportable segments and income before income taxes:

		Year Ended December				
(In thousands)		**2022**		**2021**		**2020**
Segment revenues:						
Wrangler	$	1,745,805	$	1,575,231	$	1,349,414
Lee		874,366		887,052		687,620
Total reportable segment revenues		**2,620,171**		**2,462,283**		**2,037,034**
Other revenues		11,273		13,633		60,805
Total net revenues	$	**2,631,444**	$	**2,475,916**	$	**2,097,839**
Segment profit:						
Wrangler	$	321,173	$	294,153	$	244,892
Lee		121,056		128,305		37,912
Total reportable segment profit	$	**442,229**	$	**422,458**	$	**282,804**
Corporate and other expenses		(88,932)		(140,960)		(143,065)
Interest expense		(34,919)		(38,900)		(49,992)
Interest income		1,352		1,480		1,608
(Loss) profit related to other revenues		(594)		522		(18,419)
Income before income taxes	$	**319,136**	$	**244,600**	$	**72,936**

The Company reports accounts receivable and inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. Segment assets included in the "Other accounts receivable and inventories" category represent balances related to other brands and corporate activities, and are provided for purposes of reconciliation. The Company does not report any other assets by segment. Total expenditures for long-lived assets are not disclosed as this information is not regularly provided to the chief operating decision maker at the segment level.

The following table presents assets for the Company's reportable segments and a reconciliation to total asset balances:

(In thousands)		**December 2022**		**December 2021**
Segment assets:				
Wrangler	$	526,507	$	394,709
Lee		282,563		247,573
Total reportable segment assets		**809,070**		**642,282**
Other accounts receivable and inventories		13,624		10,475
Total accounts receivable and inventories	$	**822,694**	$	**652,757**
Cash and cash equivalents		59,179		185,322
Prepaid expenses and other current assets		100,396		72,579
Property, plant and equipment, net		104,465		105,155
Operating lease assets		51,029		54,950
Goodwill and intangible assets		222,988		226,851
Deferred income tax assets		67,282		74,876
Other assets		154,228		160,534
Total assets	$	**1,582,261**	$	**1,533,024**

The following table presents supplemental information of net revenues by geographic area based on the location of the customer:

(In thousands)	Year Ended December		
	2022	**2021**	**2020**
Revenues:			
U.S.	$ 2,074,599	$ 1,868,909	$ 1,642,152
International	556,845	607,007	455,687
Total	**$ 2,631,444**	**$ 2,475,916**	**$ 2,097,839**

Our largest customer accounted for 36%, 34% and 38% of the Company's total net revenues in 2022, 2021 and 2020, respectively. Another customer accounted for 11%, 9% and 8% of total net revenues in 2022, 2021 and 2020, respectively. Sales to these two customers are included in both the *Wrangler*® and *Lee*® reportable segments.

The following table presents "property, plant and equipment, net" recorded in the Company's balance sheets by geographic area based on physical location:

(In thousands)	December 2022	December 2021
Property, plant and equipment, net:		
U.S.	$ 63,704	$ 63,951
International	40,761	41,204
Total	**$ 104,465**	**$ 105,155**

NOTE 4 — ACCOUNTS RECEIVABLE

The following table presents components of "accounts receivable, net" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Trade	$ 221,601	$ 290,830
Royalty and other	14,175	10,675
Total accounts receivable	235,776	301,505
Less: allowance for doubtful accounts	(9,918)	(11,705)
Accounts receivable, net	**$ 225,858**	**$ 289,800**

Allowance for Doubtful Accounts

The following table presents a rollforward of the allowance for doubtful accounts:

(In thousands)	Year Ended December
Balance, December 2020	**$ 19,143**
Provision for expected credit losses	330
Accounts receivable balances written off [1]	(6,309)
Other [2]	(1,459)
Balance, December 2021	**$ 11,705**
Provision for expected credit losses	(44)
Accounts receivable balances written off	(1,375)
Other [2]	(368)
Balance, December 2022	**$ 9,918**

[1] Accounts receivable balances written off against the allowance were primarily due to the exit of our India business during 2021.
[2] Other primarily includes the impact of foreign currency translation and recoveries of amounts previously written off, none of which were individually significant.

Sale of Trade Accounts Receivable

The Company is party to an agreement with a financial institution to sell selected trade accounts receivable on a nonrecourse basis. Under this agreement, up to $377.5 million of the Company's trade accounts receivable may be sold to the financial institution and remain outstanding at any point in time. The Company removes the sold balances from "accounts receivable, net" in its balance sheet at the time of sale. The Company does not retain any interests in the sold trade accounts receivable but continues to service and collect outstanding trade accounts receivable on behalf of the financial institution.

During 2022, 2021 and 2020, the Company sold total trade accounts receivable of $1,410.2 million, $1,249.3 million and $981.9 million, respectively. As of December 2022 and December 2021, $246.0 million and $170.6 million, respectively, of the sold trade accounts receivable had been removed from the Company's balance sheets but remained outstanding with the financial institution.

The funding fees charged by the financial institution for this program are reflected in the Company's statements of operations within "other expense, net" and were $5.6 million, $1.8 million and $2.0 million in 2022, 2021 and 2020, respectively. Net proceeds of this program are reflected as operating activities in the Company's statements of cash flows.

NOTE 5 — INVENTORIES

The following table presents components of "inventories" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Finished products	$ 509,554	$ 293,427
Work-in-process	34,316	32,346
Raw materials	52,966	37,184
Total inventories	**$ 596,836**	**$ 362,957**

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

The following table presents components of "property, plant and equipment, net" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Land and improvements	$ 10,770	$ 10,557
Buildings and improvements	177,275	175,181
Machinery and equipment	329,415	337,134
Property, plant and equipment, at cost	517,460	522,872
Less: accumulated depreciation and amortization	(412,995)	(417,717)
Property, plant and equipment, net	**$ 104,465**	**$ 105,155**

Depreciation expense was $21.4 million, $22.4 million and $23.7 million in 2022, 2021 and 2020, respectively.

Refer to Note 13 to the Company's financial statements for information on the related fair value considerations.

NOTE 7 — INTANGIBLE ASSETS

The following tables present components of "intangible assets, net" recorded in the Company's balance sheets:

(In thousands)	Weighted Average Amortization Period	Amortization Method	Cost	Accumulated Amortization	Net Carrying Amount
December 2022					
Finite-lived intangible assets:					
Trademarks	16 years	Straight-line	$ 58,132	$ 49,077	$ 9,055
Indefinite-lived intangible assets:					
Trademarks and trade names					4,306
Intangible assets, net					$ 13,361

(In thousands)	Weighted Average Amortization Period	Amortization Method	Cost	Accumulated Amortization	Net Carrying Amount
December 2021					
Finite-lived intangible assets:					
Trademarks	16 years	Straight-line	$ 58,132	$ 48,071	$ 10,061
Indefinite-lived intangible assets:					
Trademarks and trade names					4,577
Intangible assets, net					$ 14,638

Refer to Note 13 to the Company's financial statements for information on the related fair value considerations.

Amortization expense was $1.0 million, $1.0 million and $1.7 million for 2022, 2021 and 2020, respectively.

Estimated amortization expense for the next five years is $1.0 million each year.

NOTE 8 — GOODWILL

The following table presents changes in "goodwill" recorded in the Company's balance sheets, summarized by reportable segment:

(In thousands)	Wrangler	Lee	Total
Balance, December 2020	$ 131,650	$ 81,742	$ 213,392
Currency translation	(727)	(452)	(1,179)
Balance, December 2021	130,923	81,290	212,213
Currency translation	(1,596)	(990)	(2,586)
Balance, December 2022	$ 129,327	$ 80,300	$ 209,627

Refer to Note 13 to the Company's financial statements for information on the related fair value considerations.

NOTE 9 — OTHER ASSETS

The following table presents components of "other assets" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Investments held for deferred compensation plans (Note 12)	$ 37,740	$ 50,983
Capitalized computer software, net of accumulated amortization of $28,855 in 2022 and $18,224 in 2021	82,419	81,555
Deposits	3,372	5,568
Partnership stores and shop-in-shop costs, net of accumulated amortization of $15,833 in 2022 and $20,732 in 2021	3,255	4,192
Derivative assets (Note 14)	12,739	965
Other	14,703	17,271
Total other assets	**$ 154,228**	**$ 160,534**

NOTE 10 — SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term Borrowings

At December 2022 and December 2021, the Company had $24.8 million and $10.1 million, respectively, of international lines of credit with various banks, which are uncommitted and may be terminated at any time by either the Company or the banks. There was $7.1 million of outstanding balances under these arrangements at December 2022, and no outstanding balances at December 2021. In addition, short-term borrowings included other debt of $0.2 million at both December 2022 and December 2021.

Long-term Debt

The following table presents the components of "long-term debt" as recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Revolving Credit Facility	—	—
Term Loan A	397,954	397,427
4.125% Notes, due 2029	394,665	393,890
Total long-term debt	792,619	791,317
Less: current portion	(10,000)	—
Long-term debt, due beyond one year	**$ 782,619**	**$ 791,317**

Credit Facilities

In May 2019, the Company entered into a $1.55 billion senior secured credit facility (the "Credit Agreement"). At inception, this facility consisted of a five-year $750.0 million term loan A facility ("Term Loan A"), a seven-year $300.0 million term loan B facility ("Term Loan B") and a five-year $500.0 million revolving credit facility (the "Revolving Credit Facility") (collectively, the "Credit Facilities") with the lenders and agents party thereto.

On November 18, 2021, the Company completed a refinancing pursuant to which it issued $400.0 million of Notes (as defined below) and amended and restated its Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement provides for (i) a five-year $400.0 million term loan A facility ("Amended Term Loan A"), with mandatory repayments beginning in March 2023 and (ii) a five-year $500.0 million revolving credit facility (the "Amended Revolving Credit Facility") (collectively, the "Amended Credit Facilities") with the lenders and agents party thereto. The net proceeds from the offering of the Notes, together with $7.6 million of cash on hand, were used to repay $265.0 million of the principal amount outstanding under Term Loan A, and all of the $133.0 million principal amount outstanding under Term Loan B.

On December 12, 2022, the Company executed Amendment No. 1 to the Amended Credit Agreement (the "Amendment"). The Amendment does not change the material terms of the Amended Credit Agreement, other than a change in the benchmark for interest rate determinations from LIBOR to SOFR and other related modifications.

The Amended Term Loan A had an outstanding principal amount of $400.0 million at both December 2022 and December 2021. These balances are reported net of unamortized deferred financing costs. As of December 2022, interest expense on the Amended Term Loan A was being recorded at an effective annual interest rate of 4.2%, including the amortization of deferred financing costs and the impact of the Company's interest rate swap.

The Amended Revolving Credit Facility may be used to borrow funds in both U.S. dollar and certain non-U.S. dollar currencies, and has a $75.0 million letter of credit sublimit. As of December 2022, the Company had no outstanding borrowings under the Amended Revolving Credit Facility and $12.1 million of outstanding standby letters of credit issued on behalf of the Company, leaving $487.9 million available for borrowing against this facility.

The interest rate per annum applicable to the Amended Credit Agreement is an interest rate benchmark elected by the Company based on the currency and term of the borrowing plus an applicable margin, as defined therein.

The Amended Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of the Company and its subsidiaries' equity interests. In addition, the Amended Credit Agreement contains financial covenants which require compliance with (i) a total leverage ratio not to exceed 4.50 to 1.00 as of the last day of any test period, with an allowance for up to two elections to increase the limit to 5.00 to 1.00 in connection with certain material acquisitions, and (ii) a consolidated interest coverage ratio as of the last day of any test period to be no less than 3.00 to 1.00. The Amended Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events. As of December 2022, the Company was in compliance with all covenants under the Amended Credit Agreement and expects to maintain compliance with the applicable covenants for at least one year from the issuance of these financial statements.

Senior Notes

On November 18, 2021, the Company entered into an indenture (the "Indenture"), pursuant to which it issued $400.0 million of unsecured senior notes bearing interest at a fixed rate of 4.125% per annum (the "Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. Interest on the Notes is payable in cash in arrears on May 15 and November 15 of each year.

The Notes had an outstanding principal amount of $400.0 million at both December 2022 and December 2021, which is reported net of unamortized deferred financing costs. As of December 2022, interest expense on the Notes was being recorded at an effective annual interest rate of 4.3%, including the amortization of deferred financing costs.

The Notes are guaranteed on a senior unsecured basis by the Company's existing and future domestic subsidiaries (other than certain excluded subsidiaries) that are borrowers under or guarantee the Amended Credit Facilities (as defined below) or certain other indebtedness. The Notes rank pari passu in right of payment with all existing and future senior indebtedness of the Company and the Guarantors and are effectively subordinated to all of the Company's and the Guarantors' existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness.

The Notes mature in November 2029. The Company may redeem all or a portion of the Notes beginning in November 2024 at the redemption prices set forth in the Indenture. Prior to November 2024, the Company may redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the "make-whole" premium as described in the Indenture together with accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Company may also redeem up to 40% of the original aggregate principal amount of the Notes at any time prior to November 2024 using the net proceeds from certain equity offerings at a redemption price equal to 104.125% of the principal amount of the Notes together with accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, in connection with any tender offer for the Notes, including a change of control offer, if holders of not less than 90% in aggregate principal amount of the Notes validly tender their Notes, the Company or a third party in lieu of the Company would have the right to redeem all Notes that remain outstanding following such tender at a redemption price equal to the price offered to each other holder of the Notes (excluding any early tender or incentive fee) in such tender offer (including a change of control offer) plus, to the extent not included in the tender offer payment (or payment pursuant to the change of control offer), accrued and unpaid interest to, but excluding, the date of redemption.

The Indenture governing the Notes contains customary negative covenants for financings of this type that, among other things, limit the ability of the Company and its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets, enter into certain transactions with affiliates and designate subsidiaries as unrestricted subsidiaries. The Indenture does not contain any financial covenants. As of December 2022, the Company was in compliance with the covenants of the Indenture.

The following table presents scheduled payments of long-term debt as of December 2022 for the next five years and thereafter:

(In thousands)	Future Principal Payments
2023	$ 10,000
2024	20,000
2025	20,000
2026	350,000
2027	—
Thereafter	400,000
	800,000
Less: unamortized deferred financing costs	(7,381)
Total long-term debt	792,619
Less: current portion	(10,000)
Long-term debt, due beyond one year	**$ 782,619**

In connection with the Amended Credit Agreement and Notes issuance, the Company capitalized $2.1 million and $6.2 million of debt issuance costs, respectively, which are being amortized into net interest expense over their respective terms. During 2021, the Company recorded interest expense of $6.6 million due to accelerated amortization of the original issue discount and debt issuance costs associated with refinancing and early repayments on our Credit Facilities.

NOTE 11 — ACCRUED LIABILITIES AND OTHER LIABILITIES

The following table presents components of "accrued liabilities" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Customer discounts, allowances and incentives	$ 45,692	$ 58,881
Compensation	35,483	62,135
Other taxes	14,628	20,016
Advertising	7,799	11,976
Derivative liabilities (Note 14)	1,218	1,623
Deferred compensation (Note 12)	5,392	6,629
Restructuring (Note 21)	10,695	1,079
Professional services	13,460	13,529
Income taxes payable	29,859	17,722
Customer deposits	6,715	6,141
Insurance	3,048	2,796
Contract liabilities (Note 2)	1,057	2,258
Other	21,943	12,379
Accrued liabilities	**$ 196,989**	**$ 217,164**

The following table presents components of "other liabilities" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Deferred compensation (Note 12)	$ 39,197	$ 52,162
Derivative liabilities (Note 14)	1,089	6,401
Income taxes payable	15,359	16,570
Pension liabilities (Note 12)	4,334	13,685
Insurance	1,242	1,257
Other	8,810	9,117
Other liabilities	**$ 70,031**	**$ 99,192**

NOTE 12 — RETIREMENT AND SAVINGS BENEFIT PLANS

Pension Plan

The Company sponsors a defined benefit plan for certain international employees. The Company uses a December 31 measurement date for the pension plan. Net pension costs and obligations are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. The Company's selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by actuaries. However, actual results may differ substantially from the estimates that were based on the critical assumptions.

The following tables present key components of pension costs, amounts recorded in the balance sheets and related key assumptions:

(In thousands)	Year Ended December		
	2022	**2021**	**2020**
Amounts included in the statements of operations:			
Net pension costs	$ 811	$ 866	$ 1,027
Curtailments	$ (2,581)	$ —	$ —
Actuarial assumptions used to determine pension expense:			
Discount rate in effect for determining service cost	0.64 %	0.64 %	0.68 %
Rate of inflation	1.70 %	1.70 %	1.80 %
Expected long-term return on plan assets	3.00 %	3.00 %	3.00 %
Rate of compensation increase	2.90 %	2.90 %	3.00 %

(In thousands)	December 2022	December 2021
Amounts included in the balance sheets:		
Projected benefit obligations	$ 14,206	$ 22,935
Fair value of plan assets	9,872	9,250
Funded status - recorded in other liabilities (Note 11)	$ 4,334	$ 13,685
Accumulated other comprehensive gain (loss), pretax - net deferred amounts	2,985	(2,904)
Actuarial assumptions used to determine pension obligations:		
Discount rate	0.91 %	0.64 %
Rate of compensation increase	3.10 %	2.90 %
Accumulated benefit obligations	$ 11,694	$ 13,514

Net pension costs are reflected in the Company's statements of operations primarily within "selling, general and administrative expenses." The Company also recognized a $2.6 million pension curtailment gain within "other expense, net" in the Company's statements of operations for the year ended December 2022 attributable to employee restructuring in Europe as discussed in Note 21 to the Company's financial statements. Plan assets are invested in group insurance contracts, the fair values of which are provided by the insurance companies (Level 2). Refer to Note 13 to the Company's financial statements for a description of the three levels of the fair value hierarchy.

Other Retirement and Savings Plans

The Company sponsors a nonqualified retirement savings plan for employees whose contributions to a 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer a portion of their compensation and to receive matching contributions for a portion of the deferred amounts. Participants earn a return on their deferred compensation based on their selection of a hypothetical portfolio of publicly traded mutual funds. Changes in the fair value of the participants' hypothetical investments are recorded as an adjustment to deferred compensation liabilities. Deferred compensation, including accumulated earnings, is distributable in cash at participant-specified dates upon retirement, death, disability or termination of employment. At December 2022, the liability to the Company's participants was $43.1 million, of which $5.4 million was recorded in "accrued liabilities" (Note 11) and $37.7 million was recorded in "other liabilities" (Note 11). At December 2021, the liability to the Company's participants was $57.6 million, of which $6.6 million was recorded in "accrued liabilities" (Note 11) and $51.0 million was recorded in "other liabilities" (Note 11). The Company also sponsors a similar nonqualified plan that permits nonemployee members of the Board of Directors to defer their Board compensation. At December 2022 and December 2021, the Company's liability for this plan was $1.5 million and $1.2 million, respectively, all of which was recorded in "other liabilities" (Note 11).

The Company has purchased publicly traded mutual funds in the same amounts as the participant-directed hypothetical investments underlying the employee deferred compensation liabilities. These investment securities and earnings thereon are intended to provide a source of funds to meet the deferred compensation obligations, and serve as an economic hedge of the financial impact of changes in deferred compensation liabilities. They are held in an irrevocable trust but are subject to claims of creditors in the event of the Company's insolvency. Accordingly, at December 2022, the fair value of these investments was $43.1 million, of which $5.4 million was recorded in "other current assets" and $37.7 million was recorded in "other assets" (Note 9). At December 2021, the fair value of these investments was $57.6 million, of which $6.6 million was recorded in "other current assets" and $51.0 million was recorded in "other assets" (Note 9).

The Company sponsors 401(k) plans as well as other foreign retirement and savings plans. The Company's expense under these plans was $9.3 million in 2022, $8.6 million in 2021 and $4.5 million in 2020.

NOTE 13 — FAIR VALUE MEASUREMENTS

Certain assets and liabilities measured and reported at fair value are classified in a three-level hierarchy that prioritizes the inputs used in the valuation process. Categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

- Level 3 — Prices or valuation techniques that require significant unobservable data inputs. These inputs would normally be the Company's own data and judgments about assumptions that market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following tables present financial assets and financial liabilities that are measured and recorded in the Company's financial statements at fair value on a recurring basis:

(In thousands)	Total Fair Value	Fair Value Measurement Using		
		Level 1	Level 2	Level 3
December 2022				
Financial assets:				
Cash equivalents:				
Money market funds	$ 20,097	$ 20,097	$ —	$ —
Time deposits	2,194	2,194	—	—
Foreign currency exchange contracts	15,565	—	15,565	—
Interest rate swap agreements	11,357	—	11,357	—
Investment securities	43,131	43,131	—	—
Financial liabilities:				
Foreign currency exchange contracts	2,307	—	2,307	—
Deferred compensation	44,589	—	44,589	—

(In thousands)	Total Fair Value	Fair Value Measurement Using		
		Level 1	Level 2	Level 3
December 2021				
Financial assets:				
Cash equivalents:				
Money market funds	$ 110,050	$ 110,050	$ —	$ —
Time deposits	3,644	3,644	—	—
Foreign currency exchange contracts	7,321	—	7,321	—
Investment securities	57,613	57,613	—	—
Financial liabilities:				
Foreign currency exchange contracts	1,972	—	1,972	—
Interest rate swap agreements	6,052	—	6,052	—
Deferred compensation	58,791	—	58,791	—

The Company's cash equivalents include money market funds and short-term time deposits that approximate fair value based on Level 1 measurements. The fair value of derivative financial instruments, which consist of foreign currency exchange contracts and interest rate swap agreements, is determined based on observable market inputs (Level 2), including spot and forward exchange rates for foreign currencies and observable interest rate yield curves for interest rate swap agreements. Investment securities are held in the Company's deferred compensation plans as an economic hedge of the related deferred compensation liabilities and are comprised of mutual funds that are valued based on quoted prices in active markets (Level 1). Liabilities related to the Company's deferred compensation plans are recorded at amounts due to participants, based on the fair value of the participants' selection of hypothetical investments (Level 2).

Additionally, at December 2022, the carrying value of the Company's long-term debt, including the current portion, was $792.6 million compared to a fair value of $718.0 million. At December 2021, the carrying value of the Company's long-term debt was $791.3 million compared to a fair value of $797.5 million. The fair value of long-term debt is a Level 2 estimate based on quoted market prices or values of comparable borrowings.

All other financial assets and financial liabilities are recorded in the Company's financial statements at cost. These other financial assets and financial liabilities include cash held as demand deposits, accounts receivable, short-term borrowings, accounts payable, and accrued liabilities. At December 2022 and December 2021, their carrying values approximated fair value due to the short-term nature of these instruments.

Nonrecurring Fair Value Measurements

Certain non-financial assets, primarily property, plant and equipment, capitalized computer software, operating lease assets and goodwill and intangible assets, are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, these assets are required to be assessed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable, and at least annually for goodwill and indefinite-lived intangible assets.

Finite-lived Intangible Assets Impairment Analysis

During the years ended December 2022 and December 2020, no triggering events were identified that required an impairment assessment.

During the three months ended December 2021, the Company determined that operating results of the *Rock & Republic*® brand were not in line with the projections used in our 2019 impairment analysis of the *Rock & Republic*® finite-lived trademark intangible asset. This was considered a triggering event that required management to perform a quantitative impairment analysis of the *Rock & Republic*® finite-lived trademark intangible asset. Based on the analysis performed, management concluded that the trademark intangible asset did not require further testing as the undiscounted cash flows exceeded the carrying value.

Retail Store Asset Impairment Analysis

During the years ended December 2022 and December 2021, the Company assessed retail store assets, including the related operating lease assets, for impairment. No material charges were recorded in either period.

During 2020, the Company assessed retail store assets, including the related operating lease assets, for impairment due to retail store closures resulting from COVID-19 as well as the decision to exit certain *VF Outlet* locations. Based on these analyses, the Company recorded charges of $5.9 million and $0.9 million related to the impairment of store operating lease assets and store property, plant and equipment, respectively, during the year ended December 2020 which were reflected within "selling, general and administrative expenses" in the Company's statement of operations.

Annual Goodwill and Indefinite-lived Intangible Assets Impairment Analysis

Management performed its annual impairment testing of goodwill and indefinite-lived intangible assets as of the beginning of the fourth quarter for 2022, 2021 and 2020. For all reporting units, we elected to perform a qualitative impairment assessment to determine whether it is more likely than not that the goodwill and indefinite-lived trademark intangible assets in those reporting units were impaired. We considered relevant events and circumstances for each reporting unit, including (i) current year results, (ii) financial performance versus management's annual and five-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit and indefinite-lived trademark operates, (v) macroeconomic conditions, including discount rate changes and (vi) changes in products or services offered by the reporting unit. If applicable, performance in recent years was compared to forecasts included in prior valuations.

Based on results of the qualitative impairment assessment, further testing was not considered necessary and no impairment charges of goodwill or indefinite-lived intangible assets were recorded for the years ended December 2022, December 2021 or December 2020.

Refer to Part II, Item 7 - Critical Accounting Policies and Estimates for additional discussion regarding fair value measurements.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Summary of Derivative Financial Instruments

The Company enters into derivative contracts with external counterparties to hedge certain foreign currency transactions. The notional amount of all outstanding foreign currency exchange contracts was $322.3 million at December 2022 and $297.4 million at December 2021, consisting primarily of contracts hedging exposures to the euro, Mexican peso, Canadian dollar, British pound, Polish zloty and Swedish krona. Foreign currency exchange contracts have maturities up to 20 months.

During 2019, the Company entered into "floating to fixed" interest rate swap agreements to mitigate exposure to volatility in reference rates on the Company's future interest payments. The notional amount of the interest rate swap agreements was $300.0 million and $350.0 million at December 2022 and December 2021, respectively. In December 2022, the Company amended these agreements to change the applicable interest rate from LIBOR to SOFR. Because these interest rate swap agreements meet the criteria for hedge accounting, all related gains and losses are deferred within accumulated other comprehensive loss ("AOCL") and are being amortized through April 18, 2024.

The Company's outstanding derivative financial instruments met the criteria for hedge accounting at the inception of the hedging relationship. At each reporting period, the Company assesses whether the hedging relationships continue to be highly effective in offsetting changes in cash flows of hedged items. If the Company determines that a specific hedging relationship has ceased to be highly effective, it would discontinue hedge accounting. All designated hedging relationships were determined to be highly effective as of December 2022.

The following table presents the fair value of outstanding derivatives on an individual contract basis:

(In thousands)	Fair Value of Derivatives with Unrealized Gains		Fair Value of Derivatives with Unrealized Losses	
	December 2022	December 2021	December 2022	December 2021
Derivatives designated as hedging instruments:				
Foreign currency exchange contracts	$ 15,565	$ 7,321	$ (2,307)	$ (1,972)
Interest rate swap agreements	11,357	—	—	(6,052)
Total derivatives	**$ 26,922**	**$ 7,321**	**$ (2,307)**	**$ (8,024)**

The Company records and presents the fair value of all derivative assets and liabilities in the Company's balance sheets on a gross basis, even though certain derivative contracts are subject to master netting agreements. If the Company were to offset and record the asset and liability balances of its derivative contracts on a net basis in accordance with the terms of its master netting agreements, the amounts presented in the Company's balance sheets would be adjusted from the current gross presentation to the net amounts.

The following table presents a reconciliation of gross to net amounts for derivative asset and liability balances:

(In thousands)	December 2022		December 2021	
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
Gross amounts presented in the balance sheet	$ 26,922	$ (2,307)	$ 7,321	$ (8,024)
Gross amounts not offset in the balance sheet	(1,629)	1,629	(1,636)	1,636
Net amounts	**$ 25,293**	**$ (678)**	**$ 5,685**	**$ (6,388)**

The following table presents the location of derivatives in the Company's balance sheets, with current or noncurrent classification based on maturity dates:

(In thousands)	December 2022	December 2021
Prepaid expenses and other current assets	$ 14,183	$ 6,356
Accrued liabilities	(1,218)	(1,623)
Other assets	12,739	965
Other liabilities	(1,089)	(6,401)

Cash Flow Hedges

The following tables present the pre-tax effects of cash flow hedges included in the Company's statements of operations and statements of comprehensive income:

(In thousands)	Gain (Loss) on Derivatives Recognized in AOCL Year Ended December		
Cash Flow Hedging Relationships	**2022**	**2021**	**2020**
Foreign currency exchange contracts	$ 23,480	$ 6,900	$ (8,193)
Interest rate swap agreements	17,148	4,238	(18,224)
Total	**$ 40,628**	**$ 11,138**	**$ (26,417)**

(In thousands)	Gain (Loss) Reclassified from AOCL into Income Year Ended December		
Location of Gain (Loss)	**2022**	**2021**	**2020**
Net revenues	$ (1,093)	$ 204	$ (458)
Cost of goods sold	13,531	(2,271)	3,171
Other expense, net	245	(749)	149
Interest expense	(261)	(6,019)	(5,004)
Total	**$ 12,422**	**$ (8,835)**	**$ (2,142)**

Derivative Contracts Not Designated as Hedges

The following table presents a summary of the gain (loss) for derivative contracts not designated as hedges included in the Company's statements of operations:

(In thousands)		Gain (Loss) on Derivatives Recognized in Income Year Ended December		
Derivatives Not Designated as Hedges	**Location of Gain (Loss) on Derivatives Recognized in Income**	**2022**	**2021**	**2020**
Foreign currency exchange contracts	Net revenues	$ —	$ (104)	$ 90
	Cost of goods sold	91	7	(2,749)
	Other expense, net	—	385	(1)
Total		**$ 91**	**$ 288**	**$ (2,660)**

Other Derivative Information

During 2020, the Company determined that, due to a reduction in forecasted sales, it was probable that forecasted transactions of certain foreign currency cash flow hedges would no longer occur as originally expected. Accordingly, $0.3 million of gains related to the ineffective portion of these contracts were reclassified from AOCL into earnings during the year ended December 2020. There were no significant amounts recognized in earnings for the ineffective portion of any hedging relationships during 2022 or 2021.

At December 2022, AOCL included $26.6 million of pre-tax net deferred gains for foreign currency exchange contracts and interest rate swap agreements that are expected to be reclassified to earnings during the next 12 months. The amounts ultimately reclassified to earnings will depend on rates in effect when outstanding derivative contracts are settled.

NOTE 15 — CAPITAL AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Common Stock

On August 5, 2021, the Company announced that its Board of Directors approved a share repurchase program (the "Repurchase Program"). The Repurchase Program authorized the repurchase of up to $200.0 million of the Company's outstanding Common Stock through open market or privately negotiated transactions. The timing and amount of repurchases are determined by the Company's management based on its evaluation of market conditions, share price, legal requirements and other factors. The Repurchase Program does not have an expiration date but may be suspended, modified or terminated at any time without prior notice.

All shares reacquired in connection with the Repurchase Program are treated as authorized and unissued shares upon repurchase. During the years ended December 2022 and December 2021, the Company repurchased 1.5 million and 1.4 million shares of Common Stock, respectively, for $62.5 million and $75.5 million, respectively, including commissions, under the Repurchase Program.

Accumulated Other Comprehensive Loss

The Company's comprehensive income (loss) consists of net income and specified components of other comprehensive income (loss) ("OCL"), which relate to changes in assets and liabilities that are not included in net income but are instead deferred and accumulated within a separate component of equity in the Company's balance sheets. The Company's comprehensive income (loss) is presented in the Company's statements of comprehensive income.

The following table presents deferred components of AOCL in equity, net of related taxes:

(In thousands)	December 2022	December 2021	December 2020
Foreign currency translation	$ (107,462)	$ (93,125)	$ (80,178)
Defined benefit pension plans	2,243	(2,177)	(1,889)
Derivative financial instruments	25,554	2,546	(12,740)
Accumulated other comprehensive loss	$ (79,665)	$ (92,756)	$ (94,807)

The following table presents changes in AOCL and related tax impact:

(In thousands)	Foreign Currency Translation	Defined Benefit Pension Plans	Derivative Financial Instruments	Total
Balance, December 2019	**$ (84,118)**	**$ (2,301)**	**$ 6,721**	**$ (79,698)**
Other comprehensive income (loss) due to gains (losses) arising before reclassifications	3,940	490	(26,417)	(21,987)
Reclassifications to net income of previously deferred (gains) losses	—	59	2,142	2,201
Net other comprehensive income (loss)	3,940	549	(24,275)	(19,786)
Income taxes	—	(137)	4,814	4,677
Balance, December 2020	**$ (80,178)**	**$ (1,889)**	**$ (12,740)**	**$ (94,807)**
Other comprehensive income (loss) due to gains (losses) arising before reclassifications	(12,947)	(399)	11,138	(2,208)
Reclassifications to net income of previously deferred (gains) losses	—	15	8,835	8,850
Net other comprehensive income (loss)	(12,947)	(384)	19,973	6,642
Income taxes	—	96	(4,687)	(4,591)
Balance, December 2021	**$ (93,125)**	**$ (2,177)**	**$ 2,546**	**$ (92,756)**
Other comprehensive income (loss) due to gains (losses) arising before reclassifications	(14,337)	8,438	40,628	34,729
Reclassifications to net income of previously deferred (gains) losses	—	(2,549)	(12,422)	(14,971)
Net other comprehensive income (loss)	(14,337)	5,889	28,206	19,758
Income taxes	—	(1,469)	(5,198)	(6,667)
Balance, December 2022	**$ (107,462)**	**$ 2,243**	**$ 25,554**	**$ (79,665)**

The following table presents reclassifications out of AOCL:

(In thousands)		Year Ended December		
Details About Accumulated Other Comprehensive Loss Reclassifications	**Affected Line Item in the Financial Statements**	**2022**	**2021**	**2020**
Defined benefit pension plans:				
Net change in deferred losses during the period	Selling, general and administrative expenses	$ (32)	$ (15)	$ (59)
Pension curtailment gains	Other expense, net	$ 2,581	$ —	$ —
Total before tax		2,549	(15)	(59)
Income taxes	Income taxes	(637)	3	15
Net of tax		1,912	(12)	(44)
Gains (losses) on derivative financial instruments:				
Foreign currency exchange contracts	Net revenues	$ (1,093)	$ 204	$ (458)
Foreign currency exchange contracts	Cost of goods sold	13,531	(2,271)	3,171
Foreign currency exchange contracts	Other expense, net	245	(749)	149
Interest rate swap agreements	Interest expense	(261)	(6,019)	(5,004)
Total before tax		12,422	(8,835)	(2,142)
Income taxes	Income taxes	(924)	2,724	600
Net of tax		11,498	(6,111)	(1,542)
Total reclassifications for the period, net of tax		**$ 13,410**	**$ (6,123)**	**$ (1,586)**

NOTE 16 — STOCK-BASED COMPENSATION

Description of Plans

Pursuant to the Kontoor Brands, Inc. 2019 Stock Compensation Plan (the "2019 Plan"), the Company is authorized to grant equity-based awards to officers, key employees and nonemployee members of the Board of Directors in the form of options, time-based restricted stock units ("RSUs"), performance-based restricted stock units ("PRSUs") and restricted stock awards ("RSAs"). The 2019 Plan also allowed for the issuance of replacement grants related to the conversion of VF Corporation ("VF") awards for employees that transferred from VF to the Company (defined below as "Converted Awards"). A maximum of 7.5 million shares of Common Stock, plus shares subject to Converted Awards, may be issued under the 2019 Plan. As of December 2022, 4.2 million shares remained available for future grants. Shares distributed under the 2019 Plan are issued from Kontoor's authorized but unissued Common Stock. As discussed in Note 15 to the Company's financial statements, the Company has a Repurchase Program which allows it to purchase shares on the open market to offset outstanding share dilution caused by awards under equity compensation programs.

Substantially all of the Company's outstanding awards are classified as equity awards, which are accounted for within "stockholders' equity" in the Company's balance sheets. Compensation cost for all awards expected to vest is recognized over the shorter of the requisite service period or the vesting period, including accelerated recognition for retirement-eligible employees. Awards that do not vest are forfeited.

Conversion at Separation

We completed a spin-off transaction from VF on May 22, 2019 (the "Separation") and began to trade as a standalone public company on May 23, 2019. Prior to the Separation, certain Company employees participated in the VF amended and restated 1996 Stock Compensation Plan (the "VF Plan"). In accordance with the terms of the Separation, share-based awards granted to Company employees under the VF Plan ("VF Awards") were converted at the time of Separation to options, RSUs, PRSUs and RSAs totaling approximately 2.4 million shares of Kontoor Common Stock (the "Converted Awards"). Certain stock option and PRSU awards were retained by VF and settled in accordance with their original terms under the VF Plan.

Stock-based Compensation Expense

For the years ended December 2022, December 2021 and December 2020, stock-based compensation includes expense related to grants under the 2019 Plan including the Converted Awards. For the years ended December 2021 and December 2020, stock-based compensation also includes expense related to grants remaining under the VF Plan.

The following table presents total stock-based compensation expense and the associated income tax benefits recognized in the statements of operations for all awards:

	Year Ended December		
(In thousands)	**2022**	**2021**	**2020**
Stock-based compensation expense	$ 21,891	$ 38,516	$ 15,948
Income tax benefits	2,571	5,201	2,769

There were no material amounts of stock-based compensation costs included in inventory at December 2022, December 2021 and December 2020.

At December 2022, there was $15.1 million of total unrecognized compensation cost related to all stock-based compensation arrangements that will be recognized over a weighted average period of approximately 1.3 years.

During 2022, there were 287,630 shares withheld to settle employee tax withholding related to vesting of awards.

Restricted Stock Units

Kontoor grants RSUs to certain key employees and nonemployee members of the Board of Directors. Each employee RSU entitles the holder to one share of Kontoor Common Stock and typically vests over a three-year period. Each RSU granted to a nonemployee member of the Board of Directors vests upon grant and will be settled in one share of Kontoor Common Stock one year from the date of grant.

Kontoor also grants PRSUs that enable employees to receive shares of Kontoor Common Stock. Each PRSU has a potential final payout ranging from zero to two shares of Kontoor Common Stock. The number of shares earned by participants, if any, is based on achievement of performance goals ranging from one to three years as set by the Talent and Compensation Committee of the Board of Directors. Shares earned will be issued to participants following the conclusion of their final performance period, which is typically three years. Compensation expense for all PRSUs expected to vest is recognized over the shorter of the requisite service period or the vesting period, including accelerated recognition for retirement-eligible employees, when attainment of the performance goal is deemed probable.

For PRSUs, the actual number of shares earned may also be adjusted upward or downward by 25% of the target award based on how Kontoor's total shareholder return ("TSR") over a three-year period compares to the TSR for companies included in a Company-selected peer group for the 2022 grants, and the Russell 3000 Index for the 2020 and 2021 grants. The grant date fair value of the TSR-based adjustment was determined using a Monte Carlo simulation technique that incorporates option-pricing model inputs, which was $4.03, $5.73 and $0.00 per share for 2022, 2021 and 2020, respectively.

Dividend equivalents on the RSUs and PRSUs accumulate during the vesting period, are payable in additional shares of Kontoor Common Stock when the RSUs and PRSUs vest and are subject to the same risk of forfeiture as the RSUs and PRSUs.

The grant date fair value of RSUs and PRSUs is equal to the per share fair market value of the underlying Kontoor Common Stock on each grant date.

The following table presents PRSU and RSU activity from December 2021 to December 2022:

	Performance-based		Nonperformance-based	
	Number Outstanding	**Weighted Average Grant Date Fair Value**	**Number Outstanding**	**Weighted Average Grant Date Fair Value**
Outstanding at December 2021	**885,331**	**$ 42.44**	**564,689**	**$ 33.42**
Granted [1]	455,239	40.79	335,914	39.92
Issued as Common Stock	(503,915)	42.57	(356,122)	32.07
Forfeited/canceled	(37,304)	43.44	(26,015)	41.96
Outstanding at December 2022	**799,351**	**$ 43.00**	**518,466**	**$ 38.21**
Vested at December 2022	**289,320**	**$ 45.60**	**27,581**	**$ —**

[1] Granted activity includes new awards granted during the year and dividend equivalents for both PRSUs and RSUs, as well as changes due to performance and market condition achievement for PRSUs.

During the third quarter of 2020, management concluded that the Company was not probable of achieving the minimum thresholds of the 2020 performance period goals associated with its PRSU awards and recorded a $2.2 million adjustment to reverse all stock compensation expense previously recorded for these awards. On December 15, 2020, the Talent and Compensation Committee of the Board of Directors modified the 2020 performance goals, which affected approximately 270,000 shares held by approximately 200 employees. The modified awards had a fair value of $42.99 per share based on the fair market value of the underlying Kontoor Common Stock on the modification date, and the value of the modified awards was recognized as compensation expense from the modification date through the shorter of the remaining requisite service period or the vesting period, including accelerated recognition for retirement eligible employees, for all vested awards. The total value of the modified awards was $8.8 million, of which $1.2 million, $4.1 million and $2.9 million was recorded as compensation expense during 2022, 2021 and 2020, respectively, related to units that vested.

The weighted average fair value of PRSUs granted during the years ended December 2022 and December 2021 was $40.79 and $49.70 per share, respectively, which was equal to the fair market value of the underlying Kontoor Common Stock on each grant date.

The weighted average fair value of RSUs granted during the years ended December 2022 and December 2021 was $39.92 and $48.09 per share, respectively, which was equal to the fair market value of the underlying Kontoor Common Stock on each grant date.

At December 2022, the fair value of PRSUs and RSUs outstanding was $32.0 million and $20.7 million, respectively.

Restricted Stock Awards

Prior to the Separation, VF granted RSAs of VF Common Stock to certain members of management with vesting periods of up to five years from the grant date. Dividends accumulate in the form of additional RSAs and are subject to the same risk of forfeiture as the RSAs. These awards were converted to Kontoor RSAs at the Separation. They generally have the same terms and conditions as the original awards and are being amortized ratably over the remaining vesting periods. No new RSAs have been granted by the Company subsequent to the Separation.

The following table presents RSA activity from December 2021 to December 2022:

	Nonvested Shares Outstanding	Weighted Average Grant Date Fair Value
Outstanding at December 2021	**2,052**	**$ 30.84**
Vested	(2,052)	30.84
Nonvested shares at December 2022	**—**	**$ —**

The fair value of RSAs that vested during the years ended December 2022 and December 2021 was $0.1 million and $5.6 million, respectively.

Stock Options

Prior to the Separation, VF granted stock options to employees that transferred from VF to the Company with the Separation. All employee stock options were included in the Converted Awards as discussed above except for retirement eligible employees, whose options remained with VF. The adjusted exercise price and outstanding quantities of the Converted Awards are included in the table below and no new stock options have been granted by the Company subsequent to the Separation.

Employee stock options vest in equal annual installments over three years, and compensation cost is recognized ratably over the shorter of the requisite service period or the vesting period, including accelerated recognition for retirement-eligible employees. All options have ten-year terms.

The following table presents stock option activity for the year ended December 2022:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 2021	**1,273,629**	**$ 26.52**	**4.7**	**$ 31,494**
Exercised	(55,760)	22.73		
Forfeited/cancelled	(4,961)	25.87		
Outstanding at December 2022	**1,212,908**	**$ 26.70**	**3.7**	**$ 16,121**
Exercisable at December 2022	**1,212,908**	**$ 26.70**	**3.7**	**$ 16,121**

The total fair value of stock options that vested during 2022 was not significant. The total fair value of stock options that vested during 2021 was $3.5 million. The total intrinsic value of stock options exercised during 2022 and 2021 was $1.0 million and $5.5 million, respectively.

NOTE 17 — INCOME TAXES

The following table presents income before income taxes used to calculate the provision for income taxes:

(In thousands)	Year Ended December		
	2022	2021	2020
Domestic	$ 153,936	$ 118,142	$ 18,965
Foreign	165,200	126,458	53,971
Income before income taxes	**$ 319,136**	**$ 244,600**	**$ 72,936**

The following table presents components of the provision for income taxes:

(In thousands)	Year Ended December		
	2022	2021	2020
Current:			
Federal	$ 53,990	$ 24,514	$ (2,888)
Foreign	12,397	15,877	6,023
State	7,129	5,149	(828)
Total current income taxes	73,516	45,540	2,307
Deferred:			
Federal and state	(9,828)	2,951	10,140
Foreign	9,955	686	(7,434)
Total deferred income taxes	127	3,637	2,706
Total provision for income taxes	**$ 73,643**	**$ 49,177**	**$ 5,013**

The following table presents a reconciliation of the differences between income taxes computed by applying the statutory federal income tax rate and "income taxes" recorded in the Company's statements of operations:

(In thousands)	Year Ended December		
	2022	2021	2020
Tax at federal statutory rate	$ 67,019	$ 51,366	$ 15,316
State income tax, net of federal tax benefit	4,542	5,167	150
Foreign rate differences	(9,849)	(13,698)	(6,689)
Tax reform	—	—	(6,170)
Employee compensation	2,121	940	(272)
Adjustments to opening balances	—	—	(2,797)
Change in valuation allowance	4,881	2,010	3,900
Global intangible low-tax income ("GILTI")	3,586	2,852	2,345
Other	1,343	540	(770)
Income taxes	**$ 73,643**	**$ 49,177**	**$ 5,013**

Foreign rate differences include tax benefits of $10.3 million, $5.5 million and $3.0 million in 2022, 2021 and 2020, respectively, from statutorily exempt foreign income.

On January 17, 2020, the Swiss canton of Ticino formally adopted The Federal Act on Tax and AVS Financing ("Swiss Tax Act"). Revaluation of deferred income tax asset and liability positions under the Swiss Tax Act had a one-time impact to tax expense of $6.2 million in 2020. During the year ended December 2022, the Company changed the tax jurisdiction for one of its subsidiaries from the Swiss canton of Ticino to Geneva. This required a revaluation of deferred income tax asset and liability positions, resulting in $1.8 million of tax expense in 2022.

The following table presents the components of "deferred income tax assets" and "deferred income tax liabilities" recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Deferred income tax assets:		
Inventories	$ 29,211	$ 12,922
Deferred compensation	10,454	10,907
Other employee benefits	6,903	13,596
Stock-based compensation	5,286	6,896
Other accrued expenses	15,641	21,616
Intangible assets	17,826	22,826
Leases	11,161	12,621
Operating loss carryforwards	25,708	27,835
Gross deferred income tax assets	122,190	129,219
Less: valuation allowance	(25,799)	(21,789)
Net deferred income tax assets	96,391	107,430
Deferred income tax liabilities:		
Leases	10,373	11,877
Depreciation	22,152	22,846
Taxes on unremitted earnings	3,503	3,403
Deferred income tax liabilities	36,028	38,126
Total net deferred income tax assets	**$ 60,363**	**$ 69,304**
Amounts included in the balance sheets:		
Deferred income tax assets	$ 67,282	$ 74,876
Deferred income tax liabilities	(6,919)	(5,572)
	$ 60,363	**$ 69,304**

At the end of 2022, the Company is asserting indefinite reinvestment on foreign earnings totaling $90.9 million. The Company has determined the unrecorded deferred tax liability associated with the $90.9 million basis difference is approximately $0.6 million, primarily related to withholding taxes.

The Company has $17.1 million of potential tax benefits for foreign operating loss carryforwards, $15.7 million of which will expire between 2023 and 2031, and foreign tax credit carryforwards of $2.5 million that will expire between 2030 and 2032. In addition, there are $8.6 million of potential tax benefits for state operating loss and credit carryforwards, $8.3 million of which expire between 2023 and 2042.

A valuation allowance has been provided where it is more likely than not that deferred tax assets related to operating loss carryforwards will not be realized. Valuation allowances totaled $16.7 million for available foreign operating loss carryforwards, $6.5 million for available state operating loss and credit carryforwards, and $2.6 million for other foreign deferred income tax assets. During 2022, the Company recorded a tax benefit due to a $0.8 million decrease in valuation allowances related to state operating loss and credit carryforwards as well as other state deferred income tax assets, and a $4.8 million net increase in valuation allowances related to current year foreign operating losses and other deferred income tax assets, inclusive of foreign currency effects.

The following table presents a reconciliation of the change in the accrual for unrecognized income tax benefits:

(In thousands)	Unrecognized Income Tax Benefits		Accrued Interest and Penalties		Unrecognized Income Tax Benefits Including Interest and Penalties	
Balance, December 2019	$	**13,677**	$	**4,215**	$	**17,892**
Additions for current year tax positions		138		—		138
Additions for prior year tax positions		350		872		1,222
Reductions for prior year tax positions		(1,881)		(201)		(2,082)
Reductions due to statute expirations		(192)		(22)		(214)
Payments in settlement		(199)		—		(199)
Balance, December 2020		**11,893**		**4,864**		**16,757**
Additions for current year tax positions		154		—		154
Additions for prior year tax positions		18		525		543
Reductions for prior year tax positions		(348)		(340)		(688)
Balance, December 2021		**11,717**		**5,049**		**16,766**
Additions for current year tax positions		169		—		169
Additions for prior year tax positions		853		857		1,710
Reductions for prior year tax positions		—		(30)		(30)
Reductions due to statute expirations		(137)		(58)		(195)
Balance, December 2022	$	**12,602**	$	**5,818**	$	**18,420**

(In thousands)	December 2022		December 2021	
Amounts included in the balance sheets:				
Unrecognized income tax benefits, including interest and penalties	$	18,420	$	16,766
Less: deferred tax benefits		(3,445)		(3,308)
Total unrecognized tax benefits	$	**14,975**	$	**13,458**

The unrecognized tax benefits of $15.0 million at the end of 2022, if recognized, would reduce the annual effective tax rate.

The Company files a consolidated U.S. federal income tax return, as well as separate and combined income tax returns in numerous state and international jurisdictions. In the U.S., the Company's 2019 through 2021 tax years remain open and are subject to examination by the Internal Revenue Service. In addition, the Company is currently subject to examination by various state and international tax authorities. Management regularly assesses the potential outcomes of both ongoing and future examinations for the current and prior years and has concluded that the Company's provision for income taxes is adequate. The outcome of any one examination is not expected to have a material impact on the Company's financial statements. Management also believes that it is reasonably possible that the amount of unrecognized tax benefits may decrease by $2.4 million within the next 12 months due to expiration of statutes of limitations, all of which would reduce income tax expense.

NOTE 18 — EARNINGS PER SHARE

The calculations of basic and diluted earnings per share ("EPS") are based on net income divided by the basic weighted average number of common shares and diluted weighted average number of common shares outstanding, respectively.

The following table presents the calculations of basic and diluted EPS:

	Year Ended December		
(In thousands, except per share amounts)	**2022**	**2021**	**2020**
Net income	$ 245,493	$ 195,423	$ 67,923
Basic weighted average shares outstanding	55,744	57,394	56,994
Dilutive effect of stock-based awards	1,218	1,692	864
Diluted weighted average shares outstanding	56,962	59,086	57,858
Earnings per share:			
Basic earnings per share	$ 4.40	$ 3.40	$ 1.19
Diluted earnings per share	$ 4.31	$ 3.31	$ 1.17

For the years ended December 2022 and December 2021, an immaterial number of shares were excluded from the dilutive earnings per share calculations because the effect of their inclusion would have been anti-dilutive. A total of 0.8 million shares related to stock-based awards were excluded from the diluted earnings per share calculation for the year ended December 2020 because the effect of their inclusion would have been anti-dilutive.

For the years ended December 2022, December 2021 and December 2020, a total of 0.3 million, 0.2 million and 0.4 million shares of PRSUs, respectively, were excluded from the calculations of diluted earnings per share as the units were not considered to be contingent outstanding shares.

NOTE 19 — LEASES

The following table presents lease-related assets and liabilities recorded in the Company's balance sheets:

(In thousands)	December 2022	December 2021
Assets		
Operating lease assets, noncurrent	$ 51,029	$ 54,950
Total lease assets	**$ 51,029**	**$ 54,950**
Liabilities		
Operating lease liabilities, current	$ 19,898	$ 24,195
Operating lease liabilities, noncurrent	31,506	32,993
Total lease liabilities	**$ 51,404**	**$ 57,188**
Weighted-average remaining lease term (in years)		
Operating leases	3.99	3.62
Weighted-average discount rate		
Operating leases	4.39 %	2.85 %

Lease costs

The following table presents certain information related to lease costs for operating leases:

	Year Ended December		
(In thousands)	2022	2021	2020
Operating lease costs	$ 26,634	$ 30,394	$ 40,906
Short-term lease costs (excluding leases of one month or less)	279	272	1,114
Variable lease costs	3,145	3,505	3,960
Total lease costs	$ 30,058	$ 34,171	$ 45,980

Other information

The following table presents supplemental cash flow and non-cash information related to operating leases:

	Year Ended December		
(In thousands)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows	$ 29,977	$ 37,474	$ 45,225
Right-of-use operating lease assets obtained in exchange for new operating leases - non-cash activity	$ 17,684	$ 4,323	$ 2,591

The following table presents future maturities of operating lease liabilities as of December 2022:

(In thousands)	Lease Obligations
2023	$ 21,507
2024	13,995
2025	8,625
2026	4,093
2027	2,944
Thereafter	5,210
Total future minimum lease payments	56,374
Less: amounts related to imputed interest	(4,970)
Present value of future minimum lease payments	51,404
Less: operating lease liabilities, current	19,898
Operating lease liabilities, noncurrent	$ 31,506

As of December 2022, the Company had not entered into any operating lease arrangements that had not yet commenced. The Company continuously monitors and may negotiate contract amendments that include extensions or modifications to existing leases.

Refer to Note 13 to the Company's financial statements for additional information on the related fair value measurements.

NOTE 20 — COMMITMENTS

The Company is obligated under noncancelable operating leases. Refer to Note 19 to the Company's financial statements for additional information related to future lease payments.

The Company has entered into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized within "cost of goods sold" in the statements of operations. Certain of these agreements contain minimum royalty and minimum advertising requirements. Future minimum royalty payments, including any required advertising payments, are $1.3 million and $0.4 million for 2023 and 2024, respectively. There are currently no contractual payments due beyond 2024.

In the ordinary course of business, the Company has entered into purchase commitments for raw materials, contract production and finished products. These agreements typically range from one to five months in duration and will require total payments of $562.2 million in 2023.

The Company has entered into commitments for (i) service and maintenance agreements related to management information systems, (ii) capital spending and (iii) advertising. Future payments under these agreements are $45.0 million, $17.6 million, $1.4 million, $0.1 million and $0.1 million for 2023 through 2027, respectively. There are currently no payments due beyond 2027.

Surety bonds, customs bonds, standby letters of credit and international bank guarantees, all of which represent contingent guarantees of performance under self-insurance and other programs, totaled $40.0 million as of December 2022. These commitments would only be drawn upon if the Company were to fail to meet related claims or other obligations.

NOTE 21 — RESTRUCTURING

The Company generally incurs restructuring charges related to cost optimization of business activities. In 2022, restructuring costs related to the globalization of the Company's operating model and relocation of the European headquarters to Geneva, Switzerland ("EMEA restructuring"). In 2021 and 2020, restructuring costs primarily related to the decision to exit certain company-owned outlet stores and the transition of our India business to a licensing model, as well as COVID-19 impacts. We do not expect material charges related to these initiatives in future periods.

All of the $13.7 million of restructuring charges recognized during the year ended December 2022 were reflected within "selling, general and administrative expenses," and related to the EMEA restructuring. The Company also recognized a $2.6 million pension curtailment gain within "other expense, net" during the year ended December 2022 attributable to employee restructuring in EMEA. Refer to Note 12 to the Company's financial statements for additional information related to pension charges. All of the $1.0 million of restructuring charges recognized during the year ended December 2021 were reflected within "selling, general and administrative expenses," and primarily related to previously approved initiatives. Of the $25.4 million of restructuring charges recognized during the year ended December 2020, $20.8 million were reflected within "selling, general and administrative expenses" and $4.6 million within "cost of goods sold."

All of the $10.7 million restructuring accrual reported in the Company's balance sheet at December 2022 is expected to be paid out within the next 12 months and is classified within "accrued liabilities." All of the $1.1 million total restructuring accrual reported in the Company's balance sheet at December 2021 was classified within "accrued liabilities."

The following table presents the components of restructuring charges:

	Year Ended December		
(In thousands)	2022	2021	2020
Severance and employee-related benefits	$ 13,688	$ 992	$ 14,725
Asset impairments	—	—	4,587
Inventory write-downs	—	—	3,645
Pension curtailment gain	(2,581)	—	—
Other	—	—	2,486
Total restructuring charges	$ 11,107	$ 992	$ 25,443

The following table presents the restructuring costs by business segment:

(In thousands)	Year Ended December		
	2022	**2021**	**2020**
Wrangler	$ —	$ 305	$ 6,616
Lee	—	331	5,702
Corporate and other	11,107	356	13,125
Total	**$ 11,107**	**$ 992**	**$ 25,443**

The following table presents activity in the restructuring accrual for the years ended December 2022 and December 2021:

(In thousands)	**Severance**
Accrual at December 2020	**$ 6,741**
Charges	992
Cash payments	(6,673)
Adjustments to accruals	6
Currency translation	13
Accrual at December 2021	**$ 1,079**
Charges	13,688
Cash payments	(4,956)
Adjustments to accruals	166
Currency translation	718
Accrual at December 2022	**$ 10,695**

NOTE 22 — SUBSEQUENT EVENT

Dividend

On February 21, 2023, the Board of Directors declared a regular quarterly cash dividend of $0.48 per share of the Company's Common Stock. The cash dividend will be payable on March 20, 2023, to shareholders of record at the close of business on March 10, 2023.

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	ADDITIONS		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts		
(In thousands)					
Year ended December 2020					
Allowance for doubtful accounts [a]	$ 11,852	18,338	—	11,047	$ 19,143
Valuation allowance for deferred income tax assets [b]	$ 16,699	3,900	2,519	—	$ 23,118
Year ended December 2021					
Allowance for doubtful accounts [a]	$ 19,143	330	—	7,768	$ 11,705
Valuation allowance for deferred income tax assets [b]	$ 23,118	2,010	(3,339)	—	$ 21,789
Year ended December 2022					
Allowance for doubtful accounts [a]	$ 11,705	(44)	—	1,743	$ 9,918
Valuation allowance for deferred income tax assets [b]	$ 21,789	4,881	(871)	—	$ 25,799

[a] Deductions include accounts written off, net of recoveries, and the effects of foreign currency translation.

[b] Amounts charged to costs and expenses relate to circumstances where it is more likely than not that deferred income tax assets will not be realized as well as the effects of foreign currency translation.

STOCK INFORMATION

COMMON STOCK

Listed on the New York Stock Exchange — trading symbol KTB.

SHAREHOLDERS OF RECORD

As of February 16, 2023, there were 2,549 shareholders of record.

DIVIDEND POLICY

Quarterly dividends of Kontoor Brands, Inc. Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

DIVIDEND DIRECT DEPOSIT

Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House system. Questions concerning this service should be directed to Computershare Trust Company, N.A., at www.computershare.com/investor.

DIVIDEND REINVESTMENT PLAN

The Plan is offered to shareholders by Computershare Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of Kontoor Brands Common Stock. Questions concerning general Plan information should be directed to the Office of the Executive Vice President, General Counsel & Secretary of Kontoor Brands, Inc.

TRANSFER AGENT AND REGISTRAR

Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificates, payment of dividends, dividend check replacements, duplicate mailings or other account services should be directed to the following:

MAILING ADDRESSES

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:

Computershare
150 Royal Street
Suite 101
Canton, MA 02021

SHAREHOLDER ONLINE INQUIRIES

https://www-us.computershare.com/investor/contact

CORPORATE INFORMATION

CORPORATE OFFICE & MAILING ADDRESS

Kontoor Brands World Headquarters
400 North Elm Street
Greensboro, NC 27401

Telephone: 336.332.3400

KONTOOR BRANDS CONTACTS

Mame Annan-Brown
Executive Vice President,
Global Communications, Public Affairs & ESG,
President, Kontoor Brands Foundation

Eric Tracy
Vice President — Corporate Finance &
Investor Relations

FORWARD-LOOKING STATEMENTS

The Kontoor Brands 2022 Annual Report to Shareholders contains forward-looking statements as defined by federal securities laws. Important factors that could cause future results to differ materially from those projected in the forward-looking statements are discussed within Part 1 of Kontoor Brands, Inc. 2022 Form 10-K.

KONTOOR BRANDS WEBSITE

www.KontoorBrands.com

SHAREHOLDER WEBSITE

https://www-us.computershare.com/investor



400 North Elm Street
Greensboro, NC 27401



For additional information, visit
KontoorBrands.com

A summary Annual Review version of this Annual Report is posted on www.kontoorbrands.com/investors, which contains videos and other online enhancements that are not included in this printed report.





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